As filed with the Securities and Exchange Commission on February 23, 2004.

                                                               File No. ________


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------


                              LP INNOVATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                  Nevada                               13-4222128
     (State or Other Jurisdiction of      (I.R.S. Employer Identification No.)
      Incorporation or Organization)

                66 B Street                               02494
          Needham, Massachusetts                       (Zip Code)
 (Address of Principal Executive Offices)

                                 (781) 821-5900
              (Registrant's telephone number, including area code)

                               -------------------


     Securities to be registered pursuant to Section 12(b) of the Act: None

                               -------------------


            Securities to be registered pursuant to Section 12(g) of
                                    the Act:

                         Common Stock ($0.01 Par Value)

                                (Title of Class)

================================================================================

               SUBJECT TO COMPLETION, DATED _______________, 2004

                              FOR INFORMATION ONLY

                              INFORMATION STATEMENT

                          ----------------------------

                                 DISTRIBUTION BY

                         CASUAL MALE RETAIL GROUP, INC.

                                OF APPROXIMATELY

                        360,000 SHARES OF COMMON STOCK OF

                              LP INNOVATIONS, INC.

                          ----------------------------

      This information statement is being sent to you in connection with the pro-rata distribution by Casual Male Retail Group, Inc. (which we refer to as CMRG) to its stockholders of approximately 360,000 shares of common stock, par value $0.01 per share, of LP Innovations, Inc. (which we refer to as LPI) a majority-owned subsidiary of CMRG. CMRG currently owns 80% of the issued and outstanding shares of LPI common stock. The remaining 20% of the outstanding LPI common stock is owned by certain members of LPI management and one LPI director in the form of shares of LPI restricted stock. If you are a holder of CMRG common stock at 5:00 p.m., eastern time, on ______ __, 2004, the record date for the distribution, you will receive one share of LPI common stock in respect of every 100 shares of CMRG common stock that you own on the record date. The number of shares of CMRG common stock that you own will not change as a result of the distribution. We expect that the LPI shares will be distributed to CMRG stockholders as soon as practicable after the record date. Immediately following the distribution, the stockholders of CMRG as of the record date will own approximately 80% of the outstanding LPI common stock. The remaining 20% of the outstanding LPI common stock will continue to be owned by certain members of LPI management and one LPI director in the form of shares of LPI restricted stock.

      There is no current public trading market for the LPI common stock. LPI anticipates that its common stock will be quoted on either the OTC Bulletin Board(R) or the Pink Sheets(R) quotation service.

        THE DISTRIBUTION OF SHARES OF LPI COMMON STOCK WILL ENTAIL RISKS.
                PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 11.

           NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
                        NOT REQUESTED TO SEND US A PROXY.

             NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
          STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE
             SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT
               IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN
      OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                              LP INNOVATIONS, INC.
                I. INFORMATION INCLUDED IN INFORMATION STATEMENT
                    and incorporated in Form 10 by reference

               CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

      Our Information Statement is attached to this Form 10 as Exhibit 99.1. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10 can be found in the information statement.

Item No.  Caption                        Location In Information Statement
--------  -------                        ---------------------------------

1.        Business                       "Summary," "Risk Factors," "Selected
                                         Historical Financial Data,"
                                         "Management's Discussion and Analysis
                                         of Financial Condition and Results of
                                         Operations," "Business, "Additional
                                         Information," "Index to Financial
                                         Statements,"

2.        Financial Information          "Summary--Summary Historical Financial
                                         Data," "Selected Historical Financial
                                         Data," "Management's Discussion and
                                         Analysis of Financial Condition and
                                         Results of Operations," "Index to
                                         Financial Statements"

3.        Properties                     "Business--Properties"

4.        Security Ownership of          "Security Ownership of Certain
          Certain Beneficial Owners      Beneficial Owners, Directors and
          and Management                 Management"

5.        Directors and Executive        "Management," "Certain Relationships
          Officers                       and Related Transactions"

6.        Executive Compensation         "Management--Executive Compensation,"
                                         "Management--Director Compensation,"
                                         "Certain Relationships and Related
                                         Transactions," "Security Ownership of
                                         Certain Beneficial Owners,"

7.        Certain Relationships and      "Continuing Arrangements Between CMRG
          Related Transactions LPI"      and "Certain Relationships and Related
                                         Transactions,"

8.        Legal Proceedings              "Business--Legal Proceedings"

9.        Market Price of and             "Summary--Questions and Answers About
          Dividends on the                the Distribution," "Risk Factors,"
          Registrant's Common             "Dividend Policy," "The
          Equity and Related              Distribution--Approval and Trading of
          Stockholder Matters             the Shares of LPI Common Stock,"
                                          "Management--Stock Incentive Plan,"
                                          "Security Ownership of Certain
                                          Beneficial Owners, Directors and
                                          Management"

10.       Recent Sales of Unregistered    "Business--Background,"
          Securities                      "Management--Executive Compensation,"
                                          "Management," "Security Ownership of
                                          Certain Beneficial Owners,"

Item No.  Caption                        Location In Information Statement
--------  -------                        ---------------------------------

11.       Description of Registrant's     "Description of Capital Stock of LPI"
          Securities to be Registered

12.       Indemnification of Directors    "Indemnification of and Limits on and
          Officers                        Liability of Officers and Directors"

13.       Financial Statements and        "Summary--Summary Historical Financial
          Supplementary Data              Data," "Selected Historical Financial
                                          Data," "Index to Financial Statements"

14.       Changes in and Disagreements    None
          with Accountants on
          Accounting and Financial
          Disclosure

15.       Financial Statements and        "Index to Financial Statements,"
          Exhibits                        "Index to Exhibits"

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
  The Distribution...........................................................1
  About LPI..................................................................1
  LPI's Background...........................................................2
  Questions and Answers About the Distribution...............................3
  Summary Historical Financial Data..........................................9

RISK FACTORS................................................................10
  Risks Related to LPI's Industry and its Business..........................10
  Risks Related to LPI's Separation from CMRG and the Distribution..........14

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........................19

DIVIDEND POLICY.............................................................19

THE DISTRIBUTION............................................................20
  Background and Reasons for the Distribution...............................20
  Conditions Precedent to the Distribution..................................20
  Manner of Effecting the Distribution......................................21
  Results of the Distribution...............................................22
  Approval and Trading of the Shares of LPI Common Stock....................22
  Shares Eligible for Future Sale...........................................23
  Reasons for Furnishing This Information Statement.........................23
  Distribution Agent........................................................23
  No Proceeds from the Distribution.........................................23

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION.................24

CONTINUING ARRANGEMENTS BETWEEN CMRG AND LPI................................27
  Loan and Security Agreement...............................................27
  Tax Sharing Agreement.....................................................28
  Sublease Agreement........................................................28
  Loss Prevention Services Agreement........................................28

SELECTED HISTORICAL FINANCIAL DATA..........................................29

PRO FORMA FINANCIAL DATA....................................................30

CAPITALIZATION..............................................................36

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS.....................................................38
  Overview of LPI...........................................................38
  Results of Operations.....................................................40
  Contractual Obligations...................................................44
  Liquidity and Capital Resources...........................................44
  Plan of Operation.........................................................46
  Critical Accounting Policies..............................................46

  Recent Accounting Pronouncements..........................................47
  Quantitative and Qualitative Disclosures About Market Risk................47

BUSINESS....................................................................48
  Background................................................................48
  Services and Products.....................................................51
  Targeted Clients and Marketing............................................52
  Client Concentrations.....................................................52
  Competition...............................................................52
  Employees.................................................................52
  Properties and Assets.....................................................53
  Legal Proceedings.........................................................53

MANAGEMENT..................................................................54
  Directors, Committee Members and Executive Officers.......................54
  Committees of the Board of Directors......................................57
  Non-Director Member of the Executive Committee............................57
  Director Compensation.....................................................57
  Compensation Committee Interlocks and Insider Participation...............57
  Executive Compensation....................................................58
  Other Restricted Stock Grants.............................................60
  Stock Incentive Plan......................................................60
  Summary of Federal Tax Consequences.......................................63

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................65

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT...68
  Security Ownership of Certain Beneficial Owners...........................68
  Security Ownership of Management..........................................70

DESCRIPTION OF CAPITAL STOCK OF LPI.........................................72
  Authorized Capital Stock..................................................72
  Common Stock..............................................................72
  Preferred Stock...........................................................72
  Governance................................................................73
  Anti-Takeover Effects of Certain Charter and Bylaw Provisions.............73

LIMITATION OF LIABILITY INDEMNIFICATION  OF DIRECTORS AND OFFICERS..........75

EXPERTS.....................................................................76

ADDITIONAL INFORMATION......................................................76

INDEX TO FINANCIAL STATEMENTS..............................................F-1

INDEX TO EXHIBITS..........................................................E-1

                                     SUMMARY

      The following is a summary of material information contained elsewhere in this information statement. We refer you to the more detailed information, including the financial statements and notes thereto, set forth elsewhere in this information statement. We encourage you to read the entire information statement and, in particular, the Risk Factors beginning on page 10. Unless the context otherwise requires, references in this information statement to "we", "us", "our", "LPI" or "the Company" mean LP Innovations, Inc., a Nevada corporation, and its subsidiaries, or its predecessor company, LP Innovations, Inc., a Delaware corporation, and its subsidiaries. References to "CMRG" mean Casual Male Retail Group, Inc. and its subsidiaries, exclusive of LPI. All share numbers presented in this information statement reflect a one for 10 reverse stock split to be effected by LPI on ____________, 2004.

The Distribution

      CMRG intends, subject to certain conditions precedent, to separate LPI by way of a pro-rata distribution of shares of LPI common stock to CMRG stockholders in order to establish LPI as a separate, publicly held company. Following the distribution, CMRG will continue to own and operate its retail apparel and other lines of business.

      If you are a holder of record of CMRG common stock at 5:00 p.m. eastern time, on ___________, 2004, the record date for the distribution, then you will receive one share of LPI common stock in respect of every 100 shares of CMRG common stock that you hold on that date. LPI expects the distribution to be completed on or about ____________, 2004.

      Although CMRG and LPI will retain a certain degree of connection and interrelation following consummation of the distribution, the CMRG board concluded that separating LPI from CMRG by distributing to CMRG stockholders shares of LPI common stock would be in the best interests of CMRG stockholders. The distribution is intended to separate two businesses with distinct financial, investment and operating characteristics so that each can adopt strategies and pursue objectives appropriate to its specific needs in order to compete effectively.

About LPI

      LPI is a national provider of loss prevention solutions to companies in the retail industry. LPI's loss prevention services include in-store audits, employee investigations, employee training and awareness, and specially designed software. Through LPI's subsidiary, Securex LLC, LPI also sells and installs security equipment and alarm and security central monitoring, allowing LPI to provide a comprehensive loss prevention solution to its clients.

      LPI's clients have historically included small, mid-sized and large retail chains in the specialty, grocery, apparel, office supplies, sporting goods and numerous other segments of the retail industry. LPI currently has approximately 50 loss prevention retail clients representing over 5,000 retail locations. Approximately 64.8% of these retail clients have contracted for LPI's full outsource loss prevention services, while the balance of the retail clients have contracted for a portion of LPI's services, such as in-store audits or in-store employee investigation. For fiscal year 2003, loss prevention services generated revenues of approximately $6.2 million, which accounted for approximately 64.5% of LPI's total revenues of approximately $9.5 million and approximately $698,000, or 22.6% of the total loss of $3.1 million. Included in the total loss prevention revenues of $9.5 million are revenues of $1.7 million generated by services provided to CMRG by LPI, or 18.0% of total loss prevention revenues. From inception through November 1, 2003, the loss prevention services business has an accumulated deficit of $4.6 million.

      LPI's principal executive offices are currently located at 66 B Street, Needham, Massachusetts 02494, and LPI's telephone number is (781) 444-7447.

LPI's Background

      LPI is a Nevada corporation and currently a majority-owned subsidiary of CMRG, which owns 80% of LPI's outstanding common stock. On May 14, 2002, LPI's predecessor Delaware corporation (which we refer to as Delaware LPI) acquired substantially all of the assets of LP Innovations, Inc., a Massachusetts corporation (which we refer to as Former LPI), as part of the acquisition by CMRG (then known as Designs, Inc.) of substantially all of the assets of Casual Male Corp. and certain of its subsidiaries in an asset purchase pursuant to a bankruptcy court ordered auction (which we refer to as the Casual Male asset purchase).

      Former LPI was launched in May 1998 to provide loss prevention services to its then parent, Casual Male Corp. In 1999, Former LPI began to experiment with an outsourcing model by providing loss prevention services to other retail companies. In January 2001, Former LPI expanded beyond loss prevention services to include providing security system sales and installation and security central monitoring services by acquiring Securex LLC. During July of fiscal year 2003, LPI made the strategic decision to de-emphasize the Securex-related business due to the continued losses incurred by Securex and LPI's desire to primarily focus Securex's efforts as a support function of its core loss prevention services that will generate revenues organically through LPI's existing customer base. Management's strategy is to leverage the current sales and administrative staff of LPI's loss prevention business and outsource the majority of its installation and service activities to external subcontractors. With the main focus on its outsourced loss prevention services and continued client and revenue growth, LPI intends to more efficiently utilize the nationwide loss prevention service infrastructure it has created over the past years. Although LPI has made and continues to make changes to its business to facilitate the realization of its business plan, there can be no assurance that LPI will be successful in expanding its retail client base and capitalizing upon its established infrastructure.

Questions and Answers About the Distribution

Q: Why is CMRG separating LPI by distributing LPI shares to CMRG stockholders?

A: Although CMRG and LPI will retain a certain degree of connection and interrelation following the distribution, as discussed in the questions and answers below, the CMRG board believes that the separation of LPI from CMRG is in the best interests of CMRG stockholders. The CMRG board recognizes that the two companies have distinct financial, investment and operating characteristics and that separating the loss prevention and security services business of LPI from the other businesses of CMRG has the potential to:

      o enable the management teams of each of CMRG and LPI to focus exclusively on their respective operations, strategic direction and core businesses;

      o allow each company to adopt strategies and pursue objectives appropriate to its specific needs and enhance the growth opportunities of each company;

      o improve opportunities for LPI to penetrate the broader retail market;

      o     enhance LPI's ability to attract and retain key employees;

      o enable investors and analysts to better evaluate the separate companies and measure the performance of both CMRG and LPI against other comparable companies in similar businesses; and

      o improve prospects for access to capital markets for both CMRG and LPI.

Q:    Why is the separation of LPI structured as a distribution?

A: The CMRG board believes that by distributing to CMRG stockholders shares of LPI common stock that CMRG owns, CMRG stockholders will be offered the potential for greater long-term value. The CMRG board determined that a distribution is the most effective way to separate the companies.

Q:    How many shares of LPI common stock will CMRG distribute?

A: CMRG intends to distribute, on a pro rata basis, to its stockholders, approximately 360,000 shares of LPI common stock that CMRG currently owns.

Q: How many shares of LPI common stock will be outstanding following the distribution?

A: The approximately 360,000 shares of LPI common stock that CMRG intends to distribute to its stockholders, together with the 90,000 shares of LPI restricted stock owned by members of LPI management and an LPI director will constitute all of the 450,000 outstanding shares of LPI common stock immediately following the distribution.

Q:    When is the record date for the distribution?

A: The record date for the distribution is 5:00 p.m., eastern time, on _______, 2004.

Q:    When will the distribution become effective?

A: Assuming all conditions to the distribution are met, the distribution is expected to be effective on or about ___________, 2004.

Q:    How many shares will I receive in the distribution?

A: You will receive one share of LPI common stock in respect of every 100 shares of CMRG common stock you hold as of the record date. You will not receive any fractional shares in the distribution. Instead, each fractional share will be rounded up to the next whole share. For example, if you own 101 shares of CMRG common stock, you will receive 2 shares of LPI common stock.

Q:    What do I have to do to receive my shares?

A: Nothing. CMRG stockholders will not be required to pay for the shares to be received in the distribution, to surrender or exchange shares of CMRG common stock or to take any other action to receive LPI shares in the distribution. Stock certificates representing ownership of LPI shares will be mailed to record holders of CMRG common stock shortly after _____ __, 2004. If you are not the record holder of your CMRG shares, your LPI shares will be credited to your account with your broker or nominee on or about _____ __, 2004. Following the distribution, those stockholders who have had LPI shares credited to their account may request physical stock certificates from their broker or nominee.

Q:    Should I send in my CMRG stock certificates for exchange?

A: No. You should not send stock certificates to CMRG, LPI or the distribution agent. Your CMRG stock certificates will continue to be valid and represent your ownership of shares of CMRG common stock.

Q:    Will the distribution change the number of shares I own in CMRG?

A: No. The distribution will not change the number of shares of CMRG common stock owned by CMRG stockholders. Immediately following the distribution, each CMRG stockholder will continue to own the same proportionate interest in CMRG that such stockholder owned prior to the distribution. Stockholders will now own, in addition, an interest in a separate public company, LPI.

Q: What ongoing relationships will there be between the LPI and CMRG following the distribution?

A: The following are significant ongoing relationships that LPI and CMRG will maintain following the distribution:

      o LPI and CMRG will be parties to a loan and security agreement, which will provide for the repayment by LPI to CMRG of advances by CMRG through the date of distribution, together with accrued interest, and will provide for an extension from CMRG to LPI of a secured revolving credit facility of up to an additional $500,000 for working capital. As of November 1, 2003, such advances totaled $4.2 million, and are expected to be up to $5.0 million effective upon the consummation of the distribution. The terms of the loan agreement include a 24 month maturity date and an interest rate of 5% per year for the first 12 months after the distribution date, 12% per year thereafter or 18% during the continuance of an event of default, payable quarterly. The loans will be secured by all of LPI's assets and LPI's subsidiary, Securex LLC, will guarantee LPI's obligations thereunder and pledge its assets to secure its guaranty obligations;

      o LPI and CMRG will enter into a tax sharing agreement which allocates federal, state and local tax liabilities for periods prior to and/or including the distribution date;

      o LPI will continue to provide loss prevention and security services to CMRG;

      o CMRG will continue to sublease to LPI the premises at 66B Street in Needham, Massachusetts, where LPI maintains its corporate headquarters;

      o Immediately following the distribution, CMRG and LPI will have many stockholders in common; and

      o Three of LPI's eight directors will also be directors of CMRG and may have significant influence over the activity of the board.

Q:    What are the risks associated with the distribution?

A: The distribution involves risks that you should carefully consider and which are discussed in detail under "Risk Factors" starting on page 10. These risks include the following:

      o When LPI begins operating as a separate public company it is estimated it will have as much as $5.0 million in debt, which could hinder its growth;

      o LPI has incurred significant losses in the past, including a net loss of $3.1 million for fiscal year 2003, and may not be able to continue operating if it continues to incur losses;

      o LPI will need additional financing to fund its operations and finance its growth beginning after the end of fiscal year 2005, and may be unable to obtain additional financing on terms favorable to LPI, if at all. LPI anticipates capital expenditures for fiscal year 2005 for computer and related systems will be up to $200,000. The amount of additional funds needed will depend, in part, on the level of sales achieved by LPI;

      o LPI may not be able to recruit, train and retain the personnel needed to operate and grow its business;

      o A high concentration of revenue in a small number of clients, including 39.7% of total revenue for fiscal year 2003 from LPI's largest two clients and 55.6% of total revenue for fiscal year 2003 from LPI's largest five clients, makes LPI's results of operations extremely vulnerable to the loss of certain individual accounts;

      o A failure of LPI's systems to function properly or an inability to expand or upgrade its systems to manage growth could cause its business to fail;

      o LPI may not be able to compete effectively either against new entrants in the outsourced loss prevention business or against more established competitors in the security system installation and monitoring business;

      o LPI is subject to significant risk of liability due to the nature of the services it provides and LPI may be legally liable for its clients' mistreatment of LPI employees while at a client location;

      o LPI has no operating history as a separate company and therefore there can be no assurance it will become profitable and, it may be difficult to evaluate LPI's business because its historical consolidated financial information may not be representative of its results as a stand-alone company;

      o LPI may incur additional costs because CMRG has ceased, in anticipation of LPI becoming a separate company, to provide certain services to LPI, including legal, treasury, insurance, corporate income tax, payroll, benefits and certain accounting and reporting services;

      o LPI will incur costs associated with being a public company, estimated be approximately $500,000 per year, which could adversely affect its results of operations;

      o There is no assurance that an active public market will develop for LPI common stock and it is not possible to predict how LPI common stock will perform after the distribution and LPI also expects that its common stock will lack public market research analyst coverage because it will not be listed on a national securities exchange or NASDAQ. Because LPI common stock will lack analyst coverage, it will be more difficult to obtain reliable information about its value or the extent of risks to which an investment in LPI common stock is exposed.

      o LPI anticipates that, following the distribution, its common stock will be quoted on either the OTC Bulletin Board(R) or the Pink Sheets(R) quotation service, but there is no assurance it will be accepted for quotation and there are certain risks associated with these quotation services;

      o LPI's common stock will most likely be subject to the requirements for penny stocks, which could adversely affect the liquidity and market price of your shares;

      o Substantial sales of LPI common stock may occur in connection with the distribution, which could cause LPI's stock price to decline;

      o The combined post-distribution distribution market value of CMRG common stock and LPI common stock may not equal or exceed the pre-distribution market value of CMRG common stock;

      o There may be adverse tax consequences to the CMRG stockholders who receive LPI common stock in the distribution;

      o Concentrated ownership of LPI common stock by LPI's executive officers, directors, committee members, management and significant stockholders may allow these holders to influence or control matters requiring stockholder approval or lead to a depressed stock price;

      o LPI's charter and bylaws contain certain provisions that may discourage take-over attempts and reduce LPI's stock price;

      o Agreements between LPI and CMRG were not negotiated on an arm's-length basis and therefore may not reflect terms that LPI could possibly have obtained from an unrelated party;

      o Conflicts of interest may arise because certain of LPI's directors and/or committee members will also remain directors and/or officers of CMRG;

      o Your ownership interest may be diluted and your rights as a stockholder may be adversely affected if LPI issues additional equity securities upon the exercise of options or raises funds and/or pays for services through an additional issuance of equity securities;

      o If LPI does not remain subject to reporting requirements of the Securities Exchange Act of 1934 (which we refer to as the Exchange
            Act), you will be denied access to publicly available information about LPI and other investor protections and benefits;

      o If the distribution is not a legal dividend, it could be held invalid in a court; and

      o LPI currently anticipates that no cash dividends will be paid on its common stock in the foreseeable future.

Q:    How does LPI stock differ from CMRG stock?

A: LPI common stock and CMRG common stock will be different securities and will not trade together or be valued alike.

Q:    Who owns that portion of LPI that CMRG does not own?

A: On October 23, 2003, LPI granted shares of restricted common stock to certain members of LPI management and one LPI director. As a result of these restricted stock grants, these individuals currently own 20% of the outstanding LPI common stock, in the aggregate and, after the distribution is complete, these individuals will continue to own 20% of the outstanding LPI common stock.

Q: What percentage of CMRG common stock do executive officers, directors, prospective directors and prospective executive committee members of LPI own currently, and what percentage of LPI common stock will they own immediately following consummation of the distribution?

A: LPI's executive officers, directors, prospective directors and prospective executive committee members currently own approximately 15.44% of the outstanding CMRG common stock, in the aggregate. Immediately following consummation of the distribution, these individuals are expected to own approximately 24.45% of the then outstanding LPI common stock, in the aggregate. This group will be in a position to significantly influence virtually all of LPI's activities, including matters requiring stockholder approval such as electing or removing members of the board, determining whether to pay dividends and discouraging the purchase of shares of LPI's common stock at a premium.

Q: What percentage of CMRG common stock do beneficial owners who own more than 5% of CMRG common stock (other than LPI's executive officers, directors, prospective directors, prospective executive committee members and entities for which they claim beneficial ownership) own currently, and what percentage of LPI common stock will they own immediately following consummation of the distribution?

A: The beneficial owners of more than 5% of CMRG common stock (other than LPI's executive officers, directors, prospective directors, prospective executive committee members and entities for which they claim beneficial ownership) currently beneficially own approximately 30.7% of the CMRG common stock, in the aggregate. LPI expects that, immediately following consummation of the distribution, these individuals and entities will beneficially own approximately 21.24% of the then outstanding LPI common stock, and one of such entities will beneficially own more than 5% of LPI's common stock or approximately 5.18%. This group will be in a position to significantly influence virtually all of LPI's activities, including matters requiring stockholder approval such as electing or removing members of the board, determining whether to pay dividends and discouraging the purchase of shares of LPI's common stock at a premium.

Q:    Will LPI common stock be publicly traded?

A: Currently, there is no public market for the LPI common stock. LPI anticipates that, following consummation of the distribution, LPI common stock will be quoted on either the OTC Bulletin Board(R) or the Pink Sheets(R) quotation service. In order for LPI common stock to trade on the OTC Bulletin Board(R) or the Pink Sheets(R), a market maker will have to file an application on LPI's behalf to make a market in LPI's securities. Stocks that trade on the Pink Sheets do not have any listing requirements and can be difficult to buy and sell due to the potential for low and sporadic trading activity. LPI cannot predict the trading prices for its common stock after the distribution date.

Q:    Will the distribution affect the trading price of my CMRG common stock?

A: Yes. After the distribution, the trading price of CMRG common stock is likely to be lower than the trading price immediately prior to the distribution. Moreover, until the market has evaluated the operations of CMRG without the LPI operations, the trading price of CMRG common stock and LPI common stock may fluctuate significantly. The combined trading prices of CMRG common stock and LPI common stock after the distribution may be more or less than the trading price of CMRG common stock prior to the distribution.

Q:    Are there any conditions to the distribution?

A: Yes. The distribution is conditioned upon the following factors: the CMRG board of directors declaring a special dividend or distribution of LPI common stock to CMRG stockholders; the Form 10 registration statement, of which this information statement forms a part, being declared effective by the Securities and Exchange Commission (which we refer to as the SEC); the CMRG board of directors being satisfied that CMRG will be solvent following the distribution; the CMRG board of directors being satisfied that the distribution does not have a material adverse affect on CMRG or its stockholders; and no legal restraint being placed upon the consummation of the distribution. The CMRG board has reserved the right to waive certain conditions to the distribution or cancel the distribution prior to its consummation.

Q: Can CMRG decide to cancel the distribution even if all of the conditions have been met?

A: Yes. Even if all conditions to the distribution are satisfied, the CMRG board has reserved the right to cancel, defer or modify the distribution for any reason at any time prior to its consummation. If CMRG cancels the distribution, no shares will be distributed.

Q:    Will CMRG or I be taxed on the distribution of LPI common stock?

A: Yes. The receipt by CMRG stockholders of shares of LPI common stock in the distribution will constitute a taxable distribution for United States federal income tax purposes, subject to taxation under the rules of
      Section 301 of the Internal Revenue Code of 1986, as amended. See "Certain Federal Income Tax Consequences of the Distribution." In addition, CMRG will be subject to a corporate level tax on the amount, if any, by which the fair market value of the LPI common stock distributed in the distribution exceeds CMRG's basis in such property.

Q: Will there be any change in the United States federal tax basis of my CMRG shares as a result of the distribution?

A: To the extent that the distribution exceeds CMRG's current and accumulated earnings and profits, there will be reduction in the United States federal tax basis of your CMRG shares.

Q:    What indebtedness will LPI have after the distribution?

A: In addition to LPI's current debt to CMRG, which will be as much as $5.0 million upon the consummation of the distribution and will be evidenced by a loan and security agreement to be entered into by CMRG and LPI prior to and effective upon consummation of the distribution, the loan agreement will provide that CMRG will extend to LPI an additional $500,000 secured revolving credit facility for working capital. See "Continuing Arrangements Between CMRG and LPI--Loan and Security Agreement."

Q: Does LPI have any shares of any other classes of capital stock issued and outstanding?

A: No. Immediately after the distribution, there will not be any shares of any other classes of capital stock issued and outstanding other than common stock. However, LPI is authorized to issue additional shares of its common stock and up to 1,000,000 shares of preferred stock.

Q:    Where can I get more information about the distribution?

A: American Stock Transfer & Trust Company will act as the distribution agent in connection with the distribution. If you have any questions relating to the mechanics of the distribution, you can contact the distribution agent at the following address and telephone number:

                     American Stock Transfer & Trust Company
                                 59 Maiden Lane
                               New York, NY 10038
                        Attention: Shareholder Relations
                            Telephone: 1-800-937-5449

                        Summary Historical Financial Data

      The following selected financial data should be read in conjunction with LPI's financial statements and accompanying notes appearing elsewhere in this information statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement. The statement of operations data for the periods ended May 14, 2002, February 1, 2003 and the fiscal periods ended February 2, 2002 and February 3, 2001, and the balance sheet data as of February 1, 2003 and February 2, 2002, are derived from LPI's financial statements and related notes which have been audited by Ernst & Young LLP and are included in this information statement. The summary historical financial data as of and for the nine months ended November 1, 2003 has been derived from LPI's unaudited financial statements. Historical results are not necessarily indicative of the results to be expected in the future.


                           Predecessor (2)    LPI (1)    Predecessor   Predecessor       LPI
                           ---------------    -------    -----------   -----------       ---

                                              For the
                              For the         period
                              period          May 15,       Fiscal      Fiscal Year   Nine months
                            February 3,       2002 to     Year ended       ended         ended
                            2002 to May       February     February     February 3,   November 1,
                             14, 2002         1, 2003      2, 2002         2001          2003
                             --------         -------      -------         ----          ----
                                                                                      (unaudited)
Amounts in thousands

Statement of Operations
Data:
Sales                         $ 2,726         $ 6,808       $ 7,675      $ 3,332       $ 7,069
Gross profit                       39             919           962        1,197         1,846
Net loss                       (1,927)         (1,164)       (5,532)      (1,642)       (1,331)


                                               LPI        Predecessor      LPI
                                               ---        -----------      ---
                                                             As of
                                            ------------------------------------------
                                            February 1,    February 2,     November 1,
                                               2003           2002           2003
                                            ----------     ----------      ----------
                                                                          (unaudited)
Amounts in thousands

Balance Sheet Data:
Working capital                               $(1,697)      $   202        $(3,081)
Accounts receivable, net                        1,958           909          1,572
Inventory                                         200           667            287
Property and equipment, net                       268           572            392
Total assets                                    3,074         2,179          3,086
Total long term obligations                        45          --               40
Total Parent Company (deficit)/equity            (937)          775         (2,221)


(1) LPI refers to LP Innovations, Inc., a Nevada corporation and currently a majority-owned subsidiary of CMRG, which from its inception until October 23, 2003, was a wholly-owned subsidiary of CMRG, with its operations being financed by CMRG. On November 27, 2002, Delaware LPI merged with LPI in order to effect its reincorporation in Nevada.

(2) Predecessor refers to Former LPI or LP Innovations, Inc., a Massachusetts corporation and wholly owned subsidiary of Casual Male Corp., substantially all of the assets of which Delaware LPI acquired in connection with the Casual Male asset purchase.

                                  RISK FACTORS

      The distribution of shares of LPI common stock involves certain risks. You should carefully consider the following risk factors and all other information contained in this information statement. If the following risks occur, they could adversely affect LPI's business, financial condition and results of operations, which could in turn materially and adversely affect the price of LPI's common stock. Neither LPI nor CMRG makes, nor is any other person authorized to make, any representation as to the future market value of the LPI common stock.

Risks Related to LPI's Industry and its Business

When LPI begins operating as a separate public company, it will have substantial debt and interest expense which it may not be able to repay and which may hinder its ability to use revenues to grow its business.

      When LPI begins operating as a separate public company, LPI will have substantial debt obligations. As of November 1, 2003, LPI owed CMRG $4.2 million and this amount is expected to be as much as $5.0 million upon the consummation of the distribution. Contemporaneously with the distribution, LPI and CMRG will enter into a loan and security agreement, which will provide for the repayment to CMRG of this debt owed to CMRG through the date of distribution, together with accrued interest, and will provide for an extension from CMRG to LPI of a $500,000 secured revolving credit facility for working capital. See "Continuing Arrangements Between CMRG and LPI--Loan and Security Agreement." LPI will be required to repay this indebtedness two years after consummation of the distribution, or earlier under certain circumstances. Presently, LPI does not have sufficient funds to repay this indebtedness.

   If LPI does not repay this indebtedness when due, CMRG will have the right under the loan agreement to foreclose on LPI's assets and exercise other remedies of a secured creditor, which would likely adversely affect LPI's ability to continue its business. Furthermore, LPI does not have additional sources of debt financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

LPI has incurred significant operating losses in the last three fiscal years and for the nine months ended November 1, 2003 and LPI may not be able to continue operating if it continues to incur comparable losses.

      Historically, LPI has sustained operating losses as it has expanded its nationwide loss prevention infrastructure, in providing loss prevention services to retail stores nationwide and in funding the acquisition and ongoing operations of Securex LLC, LPI's security system installation and monitoring business. These losses were $1.6 million, $5.5 million, $3.1 million and $1.3 million for the fiscal years 2001, 2002 and 2003 and the nine months ended November 2, 2003, respectively. These losses have historically been funded by CMRG, or Former LPI's parent company, Casual Male Corp. The combined accumulated deficit from inception for both the loss prevention and Securex lines of business as of November 1, 2003 was approximately $12.3 million, of which approximately $2.5 million represents the accumulated deficit for the period from May 15, 2002 to November 1, 2003.

      LPI will continue to incur significant losses if it is unable to expand its customer base and effectively manage its costs of operations. As a stand-alone company, LPI may not have adequate financing to fund future losses to the extent it has done so in the past.

LPI will need additional funds to conduct its operations and finance its growth and may be unable to obtain additional funds on terms favorable to LPI, if at all.

      LPI will require additional debt or equity financing beginning after the end of fiscal year 2005, which may result in higher leverage or the dilution of then existing holders' investments in LPI common stock. LPI may be unable to obtain additional financing on terms favorable to LPI, if at all. Any inability on LPI's part to obtain additional needed funds will likely adversely affect LPI's ability to continue to operate or to grow its business. The amount of additional funds needed will depend, in part, on the level of sales achieved by LPI. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

      Implementation of LPI's growth strategy will require LPI to make additional capital expenditures for computer and related systems acquisitions and programming, expansion and integration of these systems. LPI anticipates that its cash requirements for fiscal year 2005 for these capital expenditures will be less than $200,000. LPI may also require additional cash to hire and train additional management and other employees and for general corporate purposes, including rent, furniture and equipment, vendor contracts, marketing expenses and consultant fees.

In order to perform additional contractual obligations and to grow its client base, LPI will need to successfully recruit, train and maintain a much larger employee base in the long term and additional employees in the short term and cannot ensure that it will be able to attract and retain qualified employees.

      LPI's success will depend on its ability to attract, assimilate and retain audit, investigative and managerial professionals who possess the skills, experience and licenses necessary to meet the requirements of LPI's industry. LPI must continually evaluate and expand its personnel base to keep pace with its clients' growing needs. Assuming that LPI's client base broadens as management anticipates, LPI would hire these additional employees during the next twelve months. The number of additional employees LPI plans to hire within the next twelve months will largely depend on the revenue generated during fiscal year 2005. Based upon a budget of a 10% increase in revenue, LPI will need to increase its staff, specifically its audit staff, by approximately six employees. There is significant competition for experienced audit and investigative personnel, both from LPI's existing and potential future direct competitors and from loss prevention departments within larger retailers. The cost of attracting loss prevention professionals and providing them with attractive benefit packages may be higher than LPI anticipates and, as a result, if LPI is unable to pass these costs on to its clients, LPI may never become profitable.

      A substantial increase in the number of field personnel will be necessary to achieve LPI's desired revenue levels. If LPI is not able to attract, assimilate or retain qualified audit, investigative and managerial personnel, LPI may be precluded from maintaining and growing its client base and performing the necessary audits and investigations which LPI is contractually obligated to perform. If LPI is unable to attract and retain these loss prevention professionals, the quality of LPI's services to its existing clients. may decline and, as a result, LPI may lose existing clients.

Operations may deteriorate if LPI is unable to attract, develop and retain its salespeople.

      LPI's ability to increase sales depends upon the performance of its executive and sales personnel, especially at the loss prevention account director level. The number of individuals who meet LPI's qualifications for these positions is limited and LPI may experience difficulty attracting qualified candidates. In addition, LPI must commit substantial resources to the training, development and support of these individuals. Competition for qualified director level loss prevention is strong and there is a risk that LPI may not be able to retain its sales personnel after it has expended the time and expense to recruit and train them.

Loss of key senior management personnel could adversely affect LPI's ability to remain competitive.

      LPI believes that the success of its business strategy depends on the continued employment of its senior management team, which is led by Steven P. May, President, and Craig Matsumoto, Senior Vice President and Chief Operating Officer. If Mr. May, Mr. Matsumoto or other members of LPI's senior management team become unable or unwilling to continue in their positions, LPI risks losing several of its large client accounts as these accounts have been cultivated through individual business relationships over many years. In addition, the members of LPI's senior management team are all intimately involved in the daily operations of LPI and the loss of any of them would seriously hinder LPI's operational efficiency during the time period it would take to identify, recruit and train a suitable replacement.

The high concentration of revenue in a limited number of clients makes LPI's results of operations vulnerable to a loss of specific individual client accounts.

      A significant portion of LPI's loss prevention revenue is attributable to a limited number of clients. LPI's five largest clients comprised 55.6% of its total revenue during fiscal year 2003 and its two largest clients comprised 39.7% of its total revenue during fiscal year 2003. During fiscal year 2003, Reebok International Ltd. accounted for approximately 21.7% of LPI's revenue. During the same time period, CMRG, which until consummation of the distribution will continue to own 80% of the outstanding LPI common stock, accounted for approximately 18.0% of LPI's revenue. LPI renewed the contract for services to CMRG in September 2002. The initial term of the agreement is for three years and the agreement is terminable by either CMRG or LPI upon default of the other. It would be difficult to recover from the loss of any one of LPI's top loss prevention clients and any such loss would have a material adverse effect on LPI's revenues and could have a material adverse effect on LPI's results of operations.

A failure of LPI's information systems to function properly will negatively impact LPI's ability to conduct its business.

      Information systems are used in daily operations to identify, match and staff LPI's internal resources with client assignments, perform analysis for costs of security system installations, perform billing and accounts receivable functions, and remit payments to vendors. LPI's information systems are vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software theft and sabotage and similar events. If LPI's information systems fail, malfunction or are otherwise unavailable, these functions would have to be accomplished manually, which could impact LPI's ability to identify business opportunities quickly, manage costs of system installation and service calls, maintain billing records reliably, pay its staff and outside vendors in a timely fashion and efficiently bill for services rendered.

LPI may be unable to expand or upgrade its business systems and infrastructure to effectively manage all aspects of its growth strategy.

      LPI's growth strategy will place significant demands on its field and management personnel and its system resources. In order to successfully grow its business, LPI needs to significantly improve its existing accounting and reporting systems for both daily operations and financial reporting requirements. If LPI fails to develop and improve its operating systems and to manage these internal aspects of its growth strategy, LPI may experience operating inefficiencies, dissatisfaction among its client base and lost revenue opportunities.

LPI may face significant competition from growing and new loss prevention outsourcing companies.

      Historically, most retail companies have not turned to outside service providers to design comprehensive loss prevention solutions, and the market for outsourced loss prevention services is relatively new and evolving. There are few barriers to entering the loss prevention outsourcing industry for companies already in related industries and LPI anticipates increased competition in all aspects of the loss prevention business as the industry grows and develops. LPI cannot assure you that it will be able to compete effectively with current or future competitors or that the competitive pressures LPI will face will not harm its business.

LPI may not be able to compete effectively against more established competitors in the security system installation and monitoring business.

      Most of LPI's competitors in the security system and monitoring portion of its business have longer operating histories and many have significantly greater financial, technical, marketing and other resources than LPI. In addition, many of LPI's competitors offer a wider range of services than LPI, and therefore may be able to respond more quickly to evolving opportunities, technologies and client requirements. Some current and potential competitors also have greater name recognition and larger client bases that could be cultivated, thereby potentially denying LPI the opportunity to increase market share. These competitors may conduct more extensive marketing activities and may offer better terms and lower prices to clients than LPI will. Accordingly, it is possible that new competitors may emerge or existing competitors may grow and significantly reduce LPI's market share or force LPI to provide its services at lower prices, which could have a material adverse effect on its results of operations.

LPI is subject to significant risk of liability due to the nature of services it provides.

      The nature of the services that LPI provides exposes it to greater risks of liability for employee acts or omissions or system failure than may be inherent in other businesses. In the event of a breach of a loss prevention or security system designed, installed, maintained, or engineered by it, LPI may be subject to a claim that an error or omission on its part contributed to the damages resulting from such breach, which damages could be substantial and may include the amount of inventory loss, (known as shrinkage, in the loss prevention industry), caused by the error or omission. Most of the agreements through which LPI sells its products and services contain provisions limiting liability to subscribers in an attempt to reduce this risk. However, in the event of litigation concerning these matters, there can be no assurance that these limitations of liability will be enforced, and the costs of such litigation could have a material adverse effect on LPI's results of operations.

      LPI carries insurance of various types, including general liability and errors and omissions insurance. LPI's loss experience and that of other security service companies, however, may affect the availability and cost of such insurance. Further, certain of LPI's insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence or wanton behavior. Lastly, there can be no assurance that LPI's coverage will be adequate or that such insurance will cover all such risks associated with LPI's services. Any such claim, even if covered by insurance, could materially and adversely affect LPI.

LPI may be legally liable for its clients' mistreatment of LPI's employees while at a client location.

      LPI's employees are placed in the workplaces of other companies and LPI is subject to possible claims by its employees alleging discrimination, sexual harassment, negligence and other similar activities by its clients. The cost of defending such claims, even if groundless, may be significant and could, therefore, have a material adverse effect on LPI's business, financial condition and operating results. In addition, the associated negative publicity could adversely affect LPI's ability to attract and retain qualified employees in the future.

Risks Related to LPI's Separation from CMRG and the Distribution

LPI has no operating history as a separate company and therefore there can be no assurance it will become profitable or be successful on a long-term basis. Furthermore, it may be difficult to evaluate LPI's business because its historical consolidated financial information may not be representative of its results as a stand-alone company.

      Due to LPI's lack of operating history as a separate public company, there can be no assurance that LPI will be profitable or be successful on a long-term basis. LPI's management team has never operated LPI as a stand-alone company. Following the distribution, LPI will have less financial and other resources than CMRG. LPI may not be able to grow its business as planned and may never become a profitable business. LPI's ability to satisfy its obligations and become profitable will be solely dependent upon the future performance of the lines of business it owns and operates, and LPI will not be able to rely upon the financial and other resources and cash flows of those business lines remaining with CMRG.

      The financial statements included in this information statement may not reflect the results of operations, financial condition and cash flows that LPI would have achieved had it been operated independently during the periods and as of the dates presented. The amount of funding required since inception has been approximately $15.9 million and LPI's historical financial statements do not reflect the costs to LPI of borrowing funds as a stand-alone entity. Accordingly, the historical consolidated financial information included in this information statement is not necessarily indicative of LPI's future results of operations, financial position and cash flows.

Prior to the distribution, CMRG has performed certain administrative functions for LPI. CMRG will not continue to provide services to LPI.

      Through January 31, 2004, CMRG performed certain corporate functions for LPI, including legal functions, treasury administration, insurance administration, corporate income tax administration, payroll, benefits and certain accounting and reporting services. Over the past six months, LPI has gradually transitioned all of these functions in-house and is no longer dependent on the administrative services previously provided by CMRG. LPI's historical financial statements include, in selling, general and administrative expenses, an allocation of corporate overhead costs incurred by CMRG using both incremental and proportional methods on a revenue and capital basis. There can be no assurance that these costs will not increase subsequent to January 31, 2004.

Costs and potential costs associated with being a public company may have an adverse effect on LPI's results of operations.

      Following consummation of this distribution, LPI will be responsible for the additional costs associated with being a public company, including costs related to corporate governance, financial statement audits, publicly-traded and registered securities and investor relations issues. These costs could have a material adverse effect on LPI's results of operations. LPI estimates that these costs will be approximately $500,000 per year. LPI estimates that the annual costs relating to periodic reporting requirements including the filing of periodic reports and the auditing of financial statements will be approximately $150,000 to $200,000 per year.

There is no assurance that an active public market will develop for LPI common stock and it is not possible to predict how LPI common stock will perform after this distribution.

      There is currently no public market for LPI common stock. There can be no assurance that an active public market will develop for LPI common stock. Even if a liquid market for LPI common stock exists in the future, there can be no assurance that your shares could be transferred at or above the market price following consummation of this distribution. The market price of LPI common stock could be subject to significant fluctuations in response to certain factors, such as variations in LPI's anticipated or actual results of operations, the operating results or actions of other companies in the loss prevention and security services industry, general trends in the industry, changes in conditions affecting the economy generally, including incidents of terrorism, sales of stock by insiders and regulatory actions, as well as other factors unrelated to LPI's operating results.

      Accordingly, there can be no assurance as to the prices at which trading in LPI common stock will occur after consummation of this distribution. Any of these factors could adversely affect the market price of LPI common stock and, therefore, adversely affect stockholder value.

LPI anticipates that, following the distribution, its common stock will be quoted on either the OTC Bulletin Board(R) or the Pink Sheets(R) quotation service, but there is no assurance it will be accepted for quotation and there are certain risks associated with these quotation services.

      LPI anticipates that, following consummation of this distribution, shares of LPI common stock will be quoted on either of the OTC Bulletin Board(R) or the Pink Sheets(R) quotation service. In order for LPI common stock to trade on the OTC Bulletin Board(R) or the Pink Sheets(R), a market maker will have to file an application on LPI's behalf to make a market in LPI's securities. Stocks that trade on the Pink Sheets do not have any listing requirements and can be difficult to buy and sell due to the potential for low and sporadic trading activity. Also, issuers whose securites are traded over-the-counter may experience a greater spread between the "bid" and "asked" prices of their securities compared with securities traded on a national securities exchange or NASDAQ.

      LPI also expects that its common stock will lack public market research analyst coverage because it will not be listed on a national securities exchange or NASDAQ. Because LPI common stock will lack analyst coverage, it will be more difficult to obtain reliable information about its value or the extent of risks to which an investment in LPI common stock is exposed. Furthermore, if LPI common stock is not accepted for quotation or otherwise not quoted, your liquidity in LPI common stock will be adversely affected.

LPI's common stock will most likely be subject to the requirements for penny stocks which could adversely affect the liquidity and market price of your shares.

      LPI currently expects that its common stock will meet the definition of a penny stock. The Exchange Act defines a penny stock as any equity security that is not traded on a national securities exchange or authorized for quotation on The NASDAQ Stock Market and that has a market price of less than $5.00 per share, with certain exceptions. Penny stocks are subject to Rule 15g under the Exchange Act, which imposes additional sales practice requirements on broker-dealers who sell such securities. In general, a broker-dealer, prior to a transaction in a penny stock, must deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must provide the client with current bid and offer quotations for the penny stock, information about the commission payable to the broker-dealer and its salesperson in the transaction and monthly statements that disclose recent price information for each penny stock in the client's account. Finally, prior to any transaction in a penny stock, the broker-dealer must make a special written suitability determination for the purchaser and receive the purchaser's written consent for the transaction prior to sale. All of these requirements may restrict your ability to sell LPI stock, limit the trading volume of LPI stock and adversely affect the price investors are willing to pay for LPI stock.

Substantial sales of LPI common stock may occur in connection with the distribution, which could cause LPI's stock price to decline.

      LPI expects that all of the shares of LPI common stock that CMRG will distribute will be eligible for immediate resale in the public market except for those shares received by persons who may be deemed affiliates of LPI. Persons who may be deemed to be LPI affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with, LPI, and may include certain of LPI officers, directors or principal stockholders. After LPI becomes a publicly traded company, securities held by persons who are LPI affiliates will be subject to resale restrictions under the Securities Act. LPI affiliates will be permitted to sell shares of its common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. Affiliates generally must rely on Rule 144 under the Securities Act to sell their shares. Rule 144 generally provides that an issuer must have been a reporting company under the Exchange Act for at least 90 days before Rule 144 will be available. LPI believes that persons who may be deemed affiliates of LPI after the distribution will beneficially own an aggregate of approximately 65,733 of the shares distributed, or approximately 18.3% of the total shares distributed, leaving approximately 202,727 shares immediately eligible for resale after the distribution. There will also be 90,000 shares of restricted stock outstanding, of which 67,600 shares will be owned by affiliates.

      Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, whether as a result of the distribution or otherwise, could cause declines in the market price of LPI common stock. LPI is unable to predict whether significant amounts of common stock will be sold in the open market following the distribution or whether a sufficient number of buyers will be in the market at that time. Some of CMRG's investors may have policies against the purchase or holding of securities traded in the over-the-counter markets and as a result may be required to sell LPI common stock they receive in this distribution. Trading in an over-the-counter market will affect both the trading volume and the market value of LPI common stock for the foreseeable future. LPI has not entered into any lockup agreements with any of CMRG's stockholders in connection with this distribution.

The combined post-distribution distribution market value of CMRG common stock and LPI common stock may not equal or exceed the pre-distribution market value of CMRG common stock.

      The combined market value of CMRG common stock and LPI common stock immediately following consummation of this distribution may not be equal to or greater than the market value of CMRG common stock immediately before the distribution. After consummation of this distribution, CMRG expects that the CMRG common stock will continue to be listed for trading on the NASDAQ National Market under the symbol "CMRG."

There may be adverse tax consequences to the CMRG stockholders who receive LPI common stock in the distribution.

      The receipt by U.S. Holders of shares of LPI common stock in the distribution will constitute a taxable distribution for U.S. federal income tax purposes, subject to taxation under the rules of Section 301 of the Code. Should CMRG have current and/or accumulated earnings and profits for U.S. federal income tax purposes as of the close of its taxable year in which the distribution occurs, then, to the extent of the lesser of such earnings and profits and the amount of the distribution, the distribution will be treated as a dividend, subject to taxation at a maximum rate of 15% for individuals, estates and trusts if certain requirements are met.

LPI's executive officers, directors, committee members, management and significant stockholders will own a significant amount of LPI common stock and will be able to influence or control matters requiring stockholder approval. Furthermore, significant insider ownership and control may depress the stock price.

      Current and prospective executive officers, directors and committee members of LPI hold approximately 15.44% of the outstanding CMRG common stock as of February 13, 2004. Immediately following the consummation of the distribution, they are expected to own approximately 24.45% of the outstanding shares of LPI common stock in the aggregate. These stockholders, together with CMRG stockholders who are each expected to beneficially own more than 5% of LPI common stock immediately following the distribution, are expected to own an aggregate of approximately 29.63% of the outstanding LPI common stock immediately following the distribution. These stockholders will be in a position to significantly influence virtually all of LPI's activities, including matters requiring stockholder approval such as electing or removing directors, determining whether to pay dividends and the approval of mergers or other business combination transaction. The substantial percentage of stock held by this group could also discourage the purchase of all outstanding shares of LPI common stock at a premium.

LPI's charter and bylaws contain certain provisions that may discourage take-over attempts and may reduce LPI's stock price or its stockholders' ability to receive a premium for their shares.

      The anti-takeover effects of certain provisions of LPI's articles of incorporation and bylaws may reduce LPI's stock price or its stockholders' ability to receive a premium for their shares. These provisions include those that provide for authorized but unissued stock, exclusive board ability to call special stockholder meetings and change the size of LPI's board, lack of cumulative voting and advance notice and informational requirements for director nominations and stockholder proposals.

Agreements between LPI and CMRG were not negotiated on an arm's-length basis and may therefore not reflect the terms that LPI could possibly have obtained from an unrelated party.

      The terms of the loan and security agreement, tax sharing agreement, loss prevention services agreement and sublease agreement between LPI and CMRG were not negotiated on an arm's length basis because CMRG is presently the majority owner of LPI. Therefore, the terms of these agreements may not reflect the terms that LPI could possibly have obtained from an unrelated third party.

Conflicts of interest may arise because certain of LPI's directors and/or committee members will also remain directors and/or officers of CMRG and CMRG continues to be a significant client of LPI.

      Several persons associated with LPI will have a continuing relationship with CMRG. Seymour Holtzman, David A. Levin and Alan S. Bernikow, three of LPI's eight directors, and Dennis R. Hernreich, an LPI executive committee member, are also directors and/or executive officers of CMRG, and may have great influence on business decisions of LPI. These persons were asked to serve as directors and/or executive committee members of LPI because of their knowledge of and experience with the business of LPI and its operations.

      These affiliations with both CMRG and LPI could create, or appear to create, potential conflicts of interest when these directors and executive officers are faced with decisions that could have different implications for CMRG and LPI. For example, business decisions made by the board of CMRG regarding its relationship with LPI under the loan and security agreement, tax sharing agreement, loss prevention services agreement and sublease agreement between LPI and CMRG could adversely affect LPI.

Your ownership interest may be diluted and your rights as a stockholder may be adversely affected if LPI raises funds and/or pays for services through an additional issuance of equity securities.

      If additional funds are raised through the issuance of equity securities, your percentage ownership of LPI will decline, stockholders may experience dilution in net book value per share, and these equity securities could have rights, preferences or privileges senior to those of the holders of LPI common stock. LPI's board of directors is considering, among other alternatives, offering its stockholders the right to purchase additional shares of LPI common stock through a rights offering to raise additional funds for working capital and to repay amounts owed to CMRG. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Your ownership interest may be diluted and your rights as a stockholder may be adversely affected if LPI issues additional equity securities upon the exercise of options.

      LPI intends to grant options pursuant to its 2003 Stock Incentive Plan. If, and to the extent, any of these options are exercised, LPI will issue additional common stock. As such, your percentage ownership of LPI will decline and stockholders may experience dilution in net book value per share.

If LPI does not continue to be subject to the periodic reporting requirements of the Exchange Act or does not become subject to other reporting obligations of the Exchange Act and does not voluntarily comply with the above, you will be denied access to publicly available information about LPI and other investor protections and benefits.

      Once the Form 10 registration statement, of which this information statement forms a part, has been declared effective by the SEC, LPI will be required to comply with the Exchange Act disclosure and reporting requirements for at least the fiscal year in which the distribution occurs. These reporting requirements include filing annual and other periodic reports with the SEC. LPI may also be required to disclose certain information relating to stockholder vote solicitation and may specifically be required to disclose certain important information in materials used to solicit stockholder votes at annual and special meetings held for the election of directors and for the approval of other corporate actions such as "going private" transactions. LPI may also be required to disclose information relating to any person seeking to acquire more than 5% of its securities by direct purchase, tender offer or otherwise. These disclosure obligations and reporting requirements enable investors to make informed decisions about critical corporate events and ensure there is reliable, detailed and current information about LPI available to the investing public.

      However, under the Exchange Act, if LPI certifies to the SEC that its stock is held by less than 300 persons or less than 500 persons when its total assets have not exceeded $10,000,000 on the last day of each of its most recent three fiscal years, it may no longer be subject to these Exchange Act disclosure and reporting requirements after the first fiscal year in which this distribution is completed. To the extent LPI ceases to file such periodic reports or is not subject to other disclosure requirements, and does not elect to comply voluntarily with such obligations, you will not be able to access regular publicly available reports about LPI and you will not be entitled to the level of disclosure outlined above. It is anticipated that LPI will have approximately 379 holders of record of common stock immediately following the distribution.

If the distribution is not a legal dividend, it could be held invalid in a court.

      The transaction which will effect the distribution is subject to the Delaware corporate law. We have reviewed Delaware law with counsel; however, we cannot assure you that a court will not later determine that the distribution was invalid under Delaware law. The resulting complications and costs could have a material adverse effect on LPI and CMRG.

LPI currently anticipates that no cash dividends will be paid on LPI common stock in the foreseeable future.

      The payment of dividends on LPI common stock is subject to the discretion of LPI's board of directors. LPI currently anticipates that no cash dividends will be paid on LPI common stock in the foreseeable future in order to conserve cash for use in LPI businesses, including possible future acquisitions. Additionally, LPI's financing arrangements at the time of the distribution will prohibit it from paying cash dividends. The LPI board of directors will periodically re-evaluate this dividend policy taking into account its operating results, capital needs, the terms of its financing arrangements and other factors.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This information statement contains words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "predict," "believe" and similar words or expressions which are intended to identify forward-looking statements. LPI uses such forward-looking statements regarding its future financial condition, results of operations and business operations in this information statement. All forward-looking statements reflect the present expectation of LPI's management of future events and are subject to a number of important factors, risks, uncertainties and assumptions, including industry and economic conditions that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed under "Risk Factors," as well as any cautionary language in this information statement and LPI's filings with the SEC, provide examples of these risks and uncertainties. You are cautioned not to place undue reliance on the forward-looking statements.

                                 DIVIDEND POLICY

      The payment of dividends or other distributions on LPI common stock is subject to the discretion of LPI's board of directors. LPI currently anticipates that no cash dividends will be paid on its common stock in the foreseeable future in order to conserve cash for use in LPI businesses, including possible future acquisitions. Additionally, LPI's financing arrangements at the time of the distribution will prohibit it from paying cash dividends. The LPI board of directors will periodically re-evaluate this dividend policy taking into account its operating results, capital needs, the terms of its financing arrangements and other factors. However, LPI's board of directors is considering, among other alternatives, offering its stockholders the right to purchase additional shares of LPI common stock through a rights offering to raise additional funds for working capital and to repay amounts owed to CMRG. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                THE DISTRIBUTION


Background and Reasons for the Distribution

      Although CMRG and LPI will retain some level of connection and interrelation following the distribution, including the loan and security agreement, the tax sharing agreement, certain overlapping board members, the agreement for loss prevention services and the sublease from CMRG to LPI, the CMRG board believes that separating LPI from CMRG will provide greater growth opportunities for each company and has the potential to generate to the following potential benefits:

o Attract Broader Client Base. As a subsidiary of a national retail company, LPI believes that it suffers from a perceived conflict of interest by a number of potential customers. As a stand-alone company, not majority-owned by CMRG, LPI believes it will be able to penetrate the broader retail market and demonstrate a clearer and less ambiguous position to potential clients.

o Attract Key Employees. LPI believes that it will be able to attract and retain qualified managerial employees if employee equity compensation is directly related to the operations and anticipated success of LPI as an independent entity.

o Management Focus. The executive officers and management team of each company will be better able to focus on its distinct operations, strategic direction and core business, which the CMRG board believes will help increase stockholder value over the long term.

o Permit Investors To Better Evaluate Separate Company Performances. Investors in LPI and CMRG will be better able to evaluate the financial performance of each company, enhancing the potential that each will achieve appropriate market recognition.

o Improved Access To Capital Markets. By establishing LPI as a separate public company, LPI hopes to improve access to the capital markets for both CMRG and LPI, so that they may raise capital as needed to fund their respective businesses.

      The CMRG board concluded that the separation of LPI by way of a distribution of approximately 360,000 shares of LPI common stock owned by CMRG to CMRG stockholders would be in the best interests of CMRG stockholders, CMRG and LPI. Prior to filing the Form 10 registration statement, of which this information statement forms a part, the CMRG board authorized CMRG management to take the steps necessary to effect the distribution. Consummation of the distribution is subject to several conditions described below. The distribution is intended to separate two businesses with distinct financial, investment and operating characteristics so that each can adopt strategies and pursue objectives appropriate to its specific needs in order to compete effectively. Following the distribution, CMRG will continue to own and operate its retail apparel and other lines of business.

Conditions Precedent to the Distribution

      It is expected that the distribution of LPI common stock to CMRG stockholders will be effective on or about ___________, 2004, so long as the following conditions are satisfied or waived:

  1. The CMRG board of directors declares a special dividend or distribution, in the form of shares of LPI common stock, payable to CMRG stockholders;

  2. LPI's registration statement on Form 10, of which this information statement forms a part, shall have been filed and declared effective by the SEC;

  3. CMRG's board of directors shall be satisfied that CMRG will be solvent following the distribution;

  4. CMRG's board of directors shall be satisfied that no other event or development shall have occurred that, in its sole judgment, would result in the distribution having a material adverse effect on CMRG or its stockholders; and

5. No court of competent jurisdiction has issued any order, injunction or decree and no other legal restraint or prohibition is in effect that prevents the consummation of the distribution.

      The fulfillment or waiver of the foregoing conditions will not create any obligation on the part of CMRG to effect the distribution, and the board of CMRG has reserved the right to cancel, defer or modify the distribution and the related transactions at any time prior to the distribution date. If CMRG cancels the distribution, no shares will be distributed.

Manner of Effecting the Distribution

      In the event that all conditions to the distribution are satisfied or waived, and subject to the right of the board of CMRG to cancel, defer or modify the distribution and related transactions, the distribution will be made on or about ___________, 2004 to CMRG stockholders of record at 5:00 p.m., eastern time, on __________, 2004. CMRG currently owns 80% of the outstanding LPI common stock. Holders of CMRG common stock will receive one share of LPI common stock in respect of every 100 shares of CMRG common stock that they own on the record date. The actual number of shares of LPI distributed to a holder of CMRG common stock will depend on the number of shares of CMRG common stock outstanding as of the record date. As of February 13, 2004, there were 35,074,933 shares of CMRG common stock outstanding.

      Registered holders of CMRG common stock will receive stock certificates representing their ownership of shares of LPI common stock. The distribution agent will mail the stock certificates to each registered holder on or about ________, 2004. For stockholders who own CMRG common stock through a broker or other nominee, shares of LPI common stock will be credited to their account by the broker or other nominee on or about __________, 2004. After the distribution, holders who have had LPI shares credited to their account may request physical stock certificates for their shares from their broker or nominee.

      You will not receive any fractional shares in the distribution. Instead, each fractional share will be rounded up to the next whole share. When the ratio of one LPI share in respect of every 100 CMRG shares is applied to the number of CMRG shares that you own on the record date, any fractional share that you would otherwise be entitled to receive will be rounded up to a whole share. For example, if you own 101 shares of CMRG common stock, you will receive 2 shares of LPI common stock in the distribution. The calculation is as follows:

             101 divided by 100 = 1.01 which will be rounded up to 2

      Holders of CMRG common stock will not be required to pay any cash or other consideration for the shares of LPI common stock received in the distribution, to surrender or exchange shares of CMRG common stock or to take any other action in order to receive shares of LPI common stock. The distribution will not affect the number of, or the rights of holders of, the outstanding shares of CMRG common stock.

      Holders of CMRG common stock should not send their CMRG stock certificates to CMRG, LPI or the distribution agent. Certificates representing shares of LPI common stock will be mailed to registered holders and shares will be credited to brokerage accounts on or about ______________, 2004. CMRG stock certificates will continue to represent shares of CMRG common stock after the distribution in the same amount shown on the certificates.

Results of the Distribution

      Immediately following the distribution, LPI will be a separate publicly traded company. Other than the holders of LPI restricted stock, the number and identity of the holders of LPI common stock immediately following the distribution will be substantially the same as the number and identity of the holders of CMRG common stock on the record date.

      Immediately following the distribution, LPI expects to have approximately 379 holders of record of common stock and 450,000 shares of common stock outstanding. These numbers are based on the number of stockholders of record of CMRG common stock, the number of shares of CMRG common stock outstanding as of the close of business on February 13, 2004, the distribution ratio of one share of LPI common stock in respect of every 100 shares of CMRG common stock outstanding and the 90,000 shares of restricted stock issued held by members of management and a director of LPI. The actual number of shares of LPI common stock to be distributed to each CMRG stockholder will be determined as of the record date. Immediately following the distribution, holders of CMRG common stock will own approximately 80% of the issued and outstanding common stock of LPI. The remaining 20% of the outstanding LPI common stock is and will continue to be owned by certain members of LPI management and one LPI director in the form of shares of LPI restricted stock. The distribution will not affect the number of shares outstanding of CMRG common stock or any rights of holders of CMRG common stock.

      Additionally, effective upon the consummation of the distribution, six new board members will be appointed to the LPI board of directors, one is expected to resign and be appointed as a non-director member of the executive committee and three additional executive committee members and the Chairman of the Board will be appointed. See "Management--Directors, Committee Members and Executive Officers."

Approval and Trading of the Shares of LPI Common Stock

      There is no existing market for LPI common stock. LPI anticipates that, following consummation of the distribution, shares of LPI common stock will be quoted on the OTC Bulletin Board(R) or the Pink Sheets(R) quotation service. In order for LPI common stock to trade on the OTC Bulletin Board(R) or the Pink Sheets(R), a market maker will have to file an application on LPI's behalf to make a market in LPI's securities. Stocks that trade on the Pink Sheets do not have any listing requirements and can be difficult to buy and sell due to the potential for low and sporadic trading activity. LPI cannot predict the trading prices for its common stock after the distribution date.

      CMRG common stock will continue to trade on the NASDAQ National Market under the symbol "CMRG." After the distribution, the trading price of CMRG common stock will likely be lower than the trading price immediately prior to the distribution. Until the market has evaluated the operations of CMRG without LPI, the trading price of CMRG common stock may fluctuate. In addition, the combined trading prices of LPI common stock and CMRG common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of CMRG common stock prior to the distribution.

Shares Eligible for Future Sale

      Immediately upon consummation of the distribution, LPI will have 450,000 shares of common stock outstanding, of which approximately 360,000 will be held by CMRG stockholders as a result of the distribution to them by CMRG. LPI believes that all of the shares of its common stock distributed to CMRG stockholders in the distribution will be freely transferable under the Exchange Act, except for shares of LPI common stock received by persons who may be deemed to be its affiliates.

      Persons who may be deemed to be LPI affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with, LPI, and may include certain of LPI officers, directors or principal stockholders. After LPI becomes a publicly traded company, securities held by persons who are LPI affiliates will be subject to resale restrictions under the Securities Act. LPI affiliates will be permitted to sell shares of its common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. Rule 144 generally provides that an issuer must have been a reporting company under the Exchange Act for at least 90 days before Rule 144 will be available. LPI believes that persons who may be deemed affiliates of LPI after the distribution will beneficially own an aggregate of approximately 65,733 of the shares distributed, or approximately 18.3% of the total shares distributed, leaving approximately 202,727 shares immediately eligible for resale after the distribution. There will also be 90,000 shared of restricted stock outstanding, of which 67,600 shares will be owned by affiliates.

Reasons for Furnishing This Information Statement

      This information statement is being furnished to provide information to CMRG stockholders who will receive shares of LPI common stock in the distribution. This information statement is not, however, and is not to be construed as, an inducement or encouragement to buy or sell any securities of CMRG or of LPI.

      The information contained in this information statement is believed by CMRG and by LPI to be accurate as of the date set forth on its cover page. Changes may occur after that date, and neither CMRG nor LPI will update the information except in the normal course of its public disclosure practices.

      The Form 10 registration statement, of which this information statement forms a part, registers under the Exchange Act the LPI common stock, shares of which will be distributed to CMRG stockholders in the distribution.

Distribution Agent

      The distribution agent is American Stock Transfer & Trust Company, telephone 1-800-937-5449. We refer to American Stock Transfer & Trust Company as the distribution agent.

No Proceeds from the Distribution

      Neither LPI nor CMRG will receive any cash proceeds from CMRG's distribution to its stockholders of the shares of LPI common stock.

           CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

      The following discussion sets forth the material U.S. federal income tax consequences of the distribution of LPI common stock to CMRG stockholders. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the Code), Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this document. LPI has not sought any ruling from the Internal Revenue Service (which we refer to as IRS) or an opinion of counsel with respect to the federal income tax consequences discussed in this information statement, and there can be no assurance that the IRS or a court will not take a position contrary to the federal tax consequences discussed herein or that any such contrary position taken by the IRS or a court would not be sustained.

      The discussion below is for general information only and does not address the effects of any state, local or non-U.S. tax laws. In addition, the discussion below relates to persons who hold CMRG common stock and will hold shares of LPI common stock as capital assets. The tax treatment of a CMRG stockholder may vary depending upon such stockholder's particular situation, and certain stockholders may be subject to special rules not discussed below, including for example, partners of entities classified as partnerships for U.S. federal income tax purposes that hold CMRG common stock, persons who hold CMRG common stock through entities which are disregarded for U.S. federal income tax purposes, insurance companies, tax-exempt organizations, U.S. expatriates, financial institutions, dealers in securities or foreign currencies, holders who hold common stock as part of a "straddle," "hedge," or conversion transaction and individuals who received CMRG common stock pursuant to the exercise of employee stock options or otherwise as compensation.

      As used in this section, a "U.S. Holder" means a beneficial owner of CMRG common stock that receives shares of LPI common stock in the distribution and that is, for U.S. federal income tax purposes:

o  a citizen or resident of the U.S.;

o a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

o an estate whose income is subject to U.S. federal income tax regardless of its source; or

o a trust if (i) in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

      As used in this section, a "non-U.S. Holder" is a beneficial owner of CMRG common stock that receives shares of LPI common stock in the distribution and that is not a U.S. Holder.

U.S. Holders

      The receipt by U.S. Holders of shares of LPI common stock in the distribution will constitute a taxable distribution for U.S. federal income tax purposes, subject to taxation under the rules of Section 301 of the Code. Under those rules, distributions are treated (i) first as dividends to the extent of the distributing corporation's current or accumulated earnings and profits, as determined under U.S. federal income tax rules; (ii) then as tax-free returns of capital, to the extent of a stockholder's basis in its shares of the distributing corporation; and (iii) thereafter, as gain from the sale or exchange of property.

The amount of the distribution will be the fair market value of the shares of LPI common stock on the distribution date. The fair market value of the shares of LPI common stock on the date of distribution is estimated to approximate no more than the net tangible book value or $(6.06) per LPI share on November 1, 2003, as adjusted for the distribution. Should CMRG have current and/or accumulated earnings and profits for U.S. federal income tax purposes as of the close of its taxable year in which the distribution occurs, then, to the extent of the lesser of such earnings and profits and the amount of the distribution, the distribution will be treated as a dividend, subject to taxation at a maximum rate of 15% for individuals, estates and trusts if certain requirements are met. Subject to applicable rules, U.S. Holders that are corporations may be eligible to claim a deduction equal to the portion of the distribution treated as a dividend. CMRG will issue a dividend statement (Form 1099-DIV) to record holders who receive LPI shares in the distribution, which will identify what portion of the distribution is attributable to such earnings and profits. If any portion of the distribution is attributable to its earnings and profits, CMRG will also issue a press release to Bloomberg and/or Reuters announcing the dividend for stockholders who own their shares through a broker or nominee.

      Each U.S. Holder that receives shares of LPI common stock in the distribution will reduce such holder's adjusted tax basis in its CMRG common stock (but not below zero) to the extent that the distribution is treated as a return of capital as discussed above. Any excess of the fair market value of the shares of LPI common stock received over the sum of a holder's adjusted tax basis in its CMRG common stock and any amount received treated as a dividend will be treated as gain from the sale or exchange of property. Such gain generally will be capital gain and generally will be long term capital gain if such U.S. Holder's holding period for its CMRG common stock was more than one year at the time of the distribution.

      Each U.S. Holder will have a tax basis in the shares of LPI common stock received equal to their fair market values on the distribution date, and such U.S. Holder's holding period for the shares of LPI common stock will begin on the day following the distribution date.

Non-U.S. Holders

      In general, if the distribution of LPI common stock constitutes a dividend as discussed above, a non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. Holder in the United States (U.S. trade or business income). Because CMRG will not know at the time of the distribution what portion of the distribution, if any, will constitute a dividend, it intends to impose withholding on the full fair market value of the distribution in accordance with applicable Treasury Regulations (unless the income is U.S. trade or business income, as discussed below).

      In order to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. Holder generally will be required to provide a properly completed and executed IRS Form W-8BEN (or successor form) to CMRG or its subscription agent, or similar appropriate documentation or substitute form, certifying the non-U.S. Holder's entitlement to benefits under an applicable income tax treaty. A non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

      Any portion of the distribution that is treated as a dividend, but that is U.S. trade or business income, generally will not be subject to withholding of U.S. federal income tax if the non-U.S. Holder provides a properly completed and executed IRS Form W-8ECI (or successor form) to CMRG or its distribution agent, or similar appropriate documentation or substitute form, certifying that the dividends are effectively connected with the conduct of a U.S. trade or business. Instead, dividends that are effectively connected with the conduct of a U.S. trade or business generally will be subject to regular U.S. federal income tax in the same manner as if such dividends were received by a U.S. Holder. Any dividends that are U.S. trade or business income received by a non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty.

      To the extent that the amount of the distribution is in excess of CMRG's current and accumulated earnings and profits for U.S. federal income tax purposes, and subject to the discussion below under "Information Reporting and Backup Withholding," a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized with respect to its CMRG common stock pursuant to the distribution, unless either (1) the gain is U.S. trade or business income, or (2) in the case of gain realized by an individual non-U.S. Holder, the non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the exchange and certain other conditions are met. In the event that clause (1) applies, such gain generally will be subject to regular U.S. federal income tax in the same manner as if such gain were realized by a U.S. Holder. In addition, if such non-U.S. Holder is a corporation, such gain may be subject to a branch profits tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty. In the event that clause
(2), but not clause (1), applies, the gain generally will be subject to tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

Information Reporting and Backup Withholding

      Non-exempt U.S. Holders may be subject to information reporting with respect to the distribution of LPI common stock made by it or its distribution agent, in its capacity as such. Non-exempt U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at the rates specified in the Code.

      In general, backup withholding will not apply with respect to the distribution of LPI common stock to a non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person. If a non-U.S. Holder fails to provide the required certification, the distribution may be subject to backup withholding in certain circumstances. Nevertheless, CMRG must report to the IRS and to each non-U.S. Holder any portion of the distribution that is treated as a dividend and subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the non-U.S. Holder resides.

      Holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to the distribution of LPI common stock.

      The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects of the distribution. CMRG stockholders are urged to consult their tax advisors concerning the U.S. Federal, state, local and non-U.S. Tax consequences of the distribution to them.

      For a description of the tax sharing agreement under which CMRG and LPI have provided for various tax matters, "Continuing Arrangements Between CMRG and LPI-- Tax Sharing Agreement."

                  CONTINUING ARRANGEMENTS BETWEEN CMRG AND LPI

      Until consummation of the distribution, LPI will be a majority-owned subsidiary of CMRG. Immediately following consummation of this distribution, CMRG will not own any shares of LPI common stock other than shares remaining after the distribution of one LPI share for every 100 shares owned by a CMRG stockholder (rounded up to the nearest whole share). Prior to and effective upon consummation of the distribution, CMRG and LPI will enter into certain agreements to define their ongoing relationship after the distribution. These agreements are summarized below and will be filed as exhibits to the Form 10 registration statement, of which this information statement forms a part.

      Some terms of the agreements may not yet have been finalized and are being reviewed by LPI and CMRG. These arrangements may be amended by the parties prior to consummation of the distribution.

      Furthermore, except as described below, all contractual relationships existing prior to the distribution between CMRG and LPI will be terminated except for commercial relationships in the ordinary course of business and except for those agreements described below. Included in the ordinary course of business are the services provided under the Loss Prevention Services Agreement between LPI and CMRG, which is described in more detail below.

Loan and Security Agreement

      Prior to and effective upon consummation of the distribution, LPI and CMRG will enter into a loan and security agreement, which will provide for the repayment by LPI to CMRG of advances by CMRG through the date of distribution, together with accrued interest, and will provide for an extension from CMRG to LPI of a $500,000 secured revolving credit facility for working capital. At November 1, 2003, such advances totaled $4.2 million and are expected to be as much as $5.0 million upon the consummation of the distribution. The amount LPI currently owes CMRG is comprised of $2.5 million related to the funding of LPI's losses from May 14, 2002 to November 1, 2003 and $1.7 million related to funding of LPI's working capital needs. These advances have accrued interest at a rate of 4% compounded monthly based on the average borrowings outstanding each month.

      The loan agreement provides for a maturity of 24 months from the distribution date and contemplates monthly interest payments at a rate of 5% per year for the first 12 months after the distribution date, 12% per year thereafter or 18% during the continuance of an event of default, payable quarterly. LPI may voluntarily prepay at any time without penalty. LPI will be required to make principal prepayments to the extent of amounts realized by LPI in any sale or encumbrance of LPI's assets (other than in the ordinary course of business), from the net proceeds of any sales of LPI's equity securities exceeding $1.5 million (including in any rights offering) and to the extent of any excess cash flow as defined in the loan agreement. CMRG will hold a security interest in all of LPI's assets and LPI's subsidiary, Securex LLC, will guarantee LPI's obligations thereunder and pledge its assets to secure its guarantee obligations. The loan agreement will restrict LPI from incurring indebtedness other than obligations LPI owes to CMRG, indebtedness existing on the date the loan agreement is entered into, certain accounts payable to trade creditors and other indebtedness not to exceed $1 million. It is an event of default under the loan agreement if LPI's net book value falls below a deficit of $3.5 million or, beginning in LPI's fourth fiscal quarter of fiscal 2005, if EBITDA (as defined in the loan agreement) does not exceed zero on a rolling four quarter average basis.

      For a full understanding of the terms of the loan and security agreement, we refer you to the full text of the agreement, which has been filed as Exhibit
10.2 to the Form 10 registration statement, of which this information statement forms a part.

Tax Sharing Agreement

      Prior to and effective upon consummation of the distribution, CMRG and LPI will enter into a tax sharing agreement that will provide, among other things, for the allocation of federal, state and local tax liabilities for periods prior to and including the distribution date. Through the distribution date, LPI will be included in the consolidated federal income tax returns of CMRG and, in certain states, the state tax returns of CMRG. In general, the tax sharing agreement will provide that LPI will be liable for taxes related to LPI for all periods prior to the distribution. In addition, LPI will not be entitled to any refunds related to LPI for periods prior to the distribution.

      Though valid as between CMRG and LPI, the tax sharing agreement will not be binding on the Internal Revenue Service and does not affect the several liability of CMRG and LPI for all federal income taxes of the consolidated group required to be shown on the consolidated federal income tax return. As of the date of this information statement, neither LPI nor CMRG has been notified of any unpaid and/or outstanding tax liabilities. For a full understanding of the terms of the tax sharing agreement, we refer you to the full text of the agreement, which has been filed as Exhibit 10.3 to the Form 10 registration statement of which this information statement forms a part.

Sublease Agreement

      LPI's corporate headquarters is presently located at 66 B Street in Needham, Massachusetts. This location is being subleased from CMRG. CMRG had been occupying the Needham building until shortly after the Casual Male asset purchase, at which time CMRG relocated its headquarters to Canton, Massachusetts. The term of the sublease commenced as of January 1, 2003 and terminates on December 31, 2005. The subleased space consists of approximately 19,000 square feet. The permitted use of the premises is for office use and for the storage (as ancillary to its use as office space) of LPI's product inventory. The annual base rent throughout the entire term is $8.00 per square foot. LPI also required to pay a pro rata share of real estate taxes, and all operating costs.

      For a full understanding of the terms of the sublease agreement, we refer you to the full text of the agreement, which has been filed as Exhibit 10.4 to the Form 10 registration statement of which this information statement forms a part.

Loss Prevention Services Agreement

      Effective October 1, 2002, LPI and CMRG executed a three year contract for loss prevention services. Under the contract, LPI has, and will continue to provide to CMRG, a full loss prevention services program, including consulting, corporate asset protection and retail loss prevention services. The agreement is terminable by either CMRG or LPI upon default of the other, but each party has the opportunity to cure their default within thirty days from receipt of a notice from the other party of a failure to perform, or, in the case of a default based upon a failure to pay, within ten days from receipt of such notice. Because this contract was entered into when LPI was a wholly-owned subsidiary of CMRG, it was not negotiated at arms length. During fiscal years 2001, 2002, 2003 and the six months ended August 2, 2003, CMRG-related revenue has been 34.4%, 19.1%, 18.0% and 18.5% of total LPI revenues, respectively. Also, for the nine-month period ended November 1, 2003, total cash receipts from CMRG were approximately $733,000.

      For a full understanding of the terms of the loss prevention services agreement, we refer you to the full text of the agreement, which has been filed as Exhibit 10.11 to the Form 10 registration statement of which this information statement forms a part.

                       SELECTED HISTORICAL FINANCIAL DATA

      The following selected financial data should be read in conjunction with LPI's financial statements and accompanying notes appearing elsewhere in this information statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement. The statement of operations data for the periods ended May 14, 2002, February 1, 2003 and fiscal periods ended February 2, 2002 and February 3, 2001, and the balance sheet data as of February 1, 2003 and February 2, 2002, are derived from LPI's financial statements and related notes which have been audited by Ernst & Young LLP and are included in this information statement. The summary historical financial data as of and for the nine months ended November 1, 2003 has been derived from LPI's unaudited financial statements. Historical results are not necessarily indicative of the results to be expected in the future.


                         Predecessor         LPI           Predecessor       Predecessor           LPI
                         -----------         ---           -----------       -----------           ---

                           For the         For the
                            period        period May       Fiscal Year       Fiscal Year       Nine months
                          February 3,     15, 2002 to         ended             ended             ended
                         2002 to May      February 1,       February 2,       February 3,       November 1,
                           14, 2002          2003              2002              2001               2003
                           --------          ----              ----              ----               ----
                                                                                                (unaudited)
Amounts in
thousands

Statement of
Operations Data:
Sales                      $2,726         $ 6,808            $ 7,675            $3,332           $ 7,069
Gross profit                   39             919                962             1,197             1,846
Net loss                   (1,927)         (1,164)            (5,532)           (1,642)           (1,331)


                                    LPI          Predecessor           LPI
                                                   As of
                               -------------------------------------------------
                                 February         February          November 1,
                                  1, 2003          2, 2002            2003
                                  -------          -------            ----
                                                                   (unaudited)
Amounts in thousands

Balance Sheet Data:
Working capital                  $(1,697)          $ 202             $(3,081)
Accounts receivable, net           1,958             909               1,572
Inventory                            200             667                 287
Property and equipment, net          268             572                 392
Total assets                       3,074           2,179               3,086
Total long term obligations           45               -                  40
Total Parent Company                (937)            775              (2,221)
(deficit)/equity

                            PRO FORMA FINANCIAL DATA

      The following tables show summary unaudited consolidated pro forma financial data of LPI assuming the distribution by CMRG to its stockholders of its 360,000 of LPI common stock. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the nine months ended November 1, 2003 and the year ended February 1, 2003 are based on historical data as reported by the parent company, CMRG, and reflect adjustments related to the separation of LPI as if the distribution had occurred on February 2, 2003 and February 3, 2002, respectively. The Unaudited Pro Forma Condensed Consolidated Balance Sheet is based on historical data and reflects adjustments related to the distribution as if the distribution had occurred on November 1, 2003. The pro forma financial data includes certain pro forma adjustments described in the footnotes that, in the opinion of management, are necessary to reflect the results of operations of LPI as if the distribution had occurred on the dates indicated.

      The summary unaudited consolidated pro forma financial data is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that actually would have occurred if the distribution had occurred on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of LPI as a stand-alone entity. This pro forma financial data should be read together with the audited consolidated financial statements and accompanying notes of LPI, which are included in this information statement.


                              LP Innovations, Inc.
                 Pro Forma Condensed CONSOLIDATED Balance Sheet
                             As of November 1, 2003
                                   (unaudited)


                                                                                   Pro-forma
                                                                    Historical     Adjustments         Pro-forma
                                                                    ----------     -----------         ---------
ASSETS

Current assets:
   Cash                                                             $    48,116    $      --          $    48,116
   Accounts receivable, net of allowance                              1,572,274           --            1,572,274
   Prepaids                                                             278,727           --              278,727
   Inventory                                                            286,951           --              286,951
                                                                    -----------    -----------        -----------
         Total current assets                                         2,186,068                         2,186,068

Property, plant and equipment, net of
   accumulated depreciation                                             392,179           --              392,179
Other assets                                                            507,973       (507,973) (b)            --
                                                                    -----------    -----------        -----------
Total assets                                                        $ 3,086,220    $  (507,973)       $ 2,578,247
                                                                    ===========    ===========        ===========

LIABILITIES AND EQUITY

Current liabilities:
   Accounts payable                                                 $   440,415    $      --          $   440,415
   Accrued expenses                                                     551,479           --              551,479
   Advances from parent                                               4,249,569           --            4,249,569
   Short-term portion of debt                                            25,717           --               25,717
                                                                    -----------    -----------        -----------
Total current liabilities                                             5,267,180           --            5,267,180
                                                                    -----------    -----------        -----------

Long-term portion of debt                                                40,003           --               40,003

Total liabilities                                                     5,307,183           --            5,307,183
                                                                    -----------    -----------        -----------

Equity:
CMRG equity (deficit)                                                (2,267,728)      (227,645) (a)            --
                                                                                     2,495,373  (a)
Common stock, $0.01 par value, 39,000,000 shares
 authorized, 450,000 shares issued and outstanding                      900 (c)          3,600  (a)         4,500
Additional paid-in capital on common stock                          111,838 (c)        224,045  (a)      (172,090)

                                                                                      (507,973) (b)
Deferred compensation                                               (65,973) (c)          --              (65,973)
Retained deficit                                                           --       (2,495,373) (a)    (2,495,373)
                                                                    -----------    -----------        -----------
Total equity                                                         (2,220,963)      (507,973)        (2,728,936)
                                                                    -----------    -----------        -----------
Total liabilities and equity                                        $ 3,086,220    $  (507,973)       $ 2,578,247
                                                                    ===========    ===========        ===========

  See Notes to Unaudited Condensed Consolidated Pro forma Financial Statements.


                              LP Innovations, Inc.
            Pro Forma Condensed CONSOLIDATED statement of operations
                   for the NINE MOnths ended NOVEMBER 1, 2003
                                   (unaudited)


                                                                                      Pro-forma
                                                                   Historical         Adjustments      Pro-forma
                                                                   ----------         -----------      ---------

Sales                                                           $    7,068,787        $       --      $ 7,068,787
Cost of goods sold                                                   5,222,666                --        5,222,666
                                                                  ------------        ----------      -----------
Gross profit                                                         1,846,121                --        1,846,121

Expenses:
Selling, general and administrative                                  2,587,604            25,053 (c)    2,687,657
                                                                                          75,000 (d)
Provision for doubtful accounts                                         70,867                --           70,867
Depreciation                                                            52,090                --           52,090
                                                                   -----------        ----------      -----------
Total expenses                                                       2,710,561           100,053        2,810,614
                                                                  ------------        ----------      -----------

Operating loss                                                        (864,440)         (100,053)        (964,493)

Financing costs                                                        354,959 (b)            --          354,959

Interest expense                                                       111,779            28,728 (e)      140,507
Taxes                                                                     --                  --               --
                                                                  ------------        ----------      -----------
Net loss                                                           $(1,331,178)       $ (128,781)     $(1,459,959)
                                                                  ============        ==========      ===========

Earnings (loss) per share - basic and diluted                                                         $     (3.24)
Weighted average shares outstanding- basic and diluted                                                    450,000

  See Notes to Unaudited Condensed Consolidated Pro forma Financial Statements

                              LP Innovations, Inc.
            Pro Forma Condensed CONSOLIDATED statement of operations
                       for the YEAR ENDED FEBRUARY 1, 2003
                                   (unaudited)


                                          Predecessor      Company        Combined
                                           February 2,     May 15, 2002   Historical
                                          2002 to May    to February 1,  for February 1, Pro forma
                                            14, 2002          2003           2003        Adjustments       Pro forma
                                         ------------    --------------  ------------    -----------       -----------

Sales                                     $ 2,725,900      $ 6,808,342    $ 9,534,242    $      --         $ 9,534,242
Cost of goods sold                          2,686,959        5,889,676      8,576,635           --           8,576,635
                                          -----------      -----------    -----------    -----------       -----------
Gross profit                                   38,941          918,666        957,607           --             957,607

Expenses:
Selling, general and administrative         1,785,155        1,785,032      3,570,187         80,169 (c)     3,750,356
                                                                                                               100,000 (d)
Provision for doubtful accounts               128,025          235,829        363,854           --             363,854
Depreciation                                   53,038           19,461         72,499           --              72,499
                                          -----------      -----------    -----------    -----------       -----------
Total expenses                              1,966,218        2,040,322      4,006,540        180,169         4,186,709

Operating loss                             (1,927,277)      (1,121,656)    (3,048,933)      (180,169)       (3,229,102)

Interest expense                                 --             42,539         42,539         38,304 (e)        80,843
Taxes                                            --               --             --             --                --
                                          -----------      -----------    -----------    -----------       -----------

Net loss                                  $(1,927,277)      (1,164,195)   $(3,091,472)   $  (218,473)      $(3,309,945)
                                          ===========      ===========    ===========    ===========       ===========

Earnings (loss) per share                                                                                      $ (7.36)
                                                                                                               450,000

  See Notes to Unaudited Condensed Consolidated Pro forma Financial Statements

                              LP INNOVATIONS, INC.
    NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

(a)   Distribution of LPI common stock

CMRG intends to separate CMRG and LPI through a distribution of its 360,000 shares of LPI common stock to CMRG stockholders in order to establish LPI as a separate publicly-held company. As such, CMRG stockholders will receive one share of LPI common stock in respect of every 100 shares of CMRG common stock that they hold on the record date. At February 13, 2004, there were 35,074,933 shares of CMRG common stock outstanding.

Historical CMRG equity/(deficit) at November 1, 2003 included the initial capital contribution of $227,645 which represented the purchase price that CMRG paid for the net assets of LPI and has been attributed to the distribution of the 360,000 shares to CMRG stockholders.

CMRG equity/(deficit) also includes the accumulated deficit since May 14, 2002 of $(2,495,373). As a result of the distribution and LPI's new capital structure, the accumulated deficit has been reclassed to retained deficit on the balance sheet of LPI.

(b)   Costs Associated with the Separation of LPI from CMRG

Approximately $507,973 in expenses were incurred in connection with the distribution and have been reclassed to Additional Paid In Capital. Included in the net loss for the nine months ended November 1, 2003 is $354,959 of costs incurred in connection with the Company's previously filed registration statement which were expensed in accordance with the SEC's Staff Accounting Bulletin - Topic #5.

(c)   Restricted Stock Grant

On October 23, 2003, LPI issued shares of restricted common stock to its three executive officers and certain other members of management, which will represent 80,000 shares of restricted stock, in the aggregate. One-third of these restricted stock grants vested immediately on the date of grant, another one-third will vest on the first anniversary of the date of grant and the final one-third on the second anniversary of the date of grant. The other terms of the restricted stock grants are described under "Management--Executive Compensation," "Management--Stock Incentive Plan" and "Management-Director Compensation." Upon the issuance of the restricted stock grant, the total compensation expense, as determined by a third-party valuation was approximately $100,212. Since the grants are contingent upon continued employment for the two year vesting, in accordance with APB 25, "Accounting for Stock Issued to Employees," LPI will amortize the compensation over the corresponding vesting period. Therefore, for the nine months ended November 1, 2003, the Company recorded compensation expense of $34,239, and the remaining $65,973 was unvested and treated as deferred compensation expense.

Included in the Pro Forma Condensed Statement of Operations for the nine months ended November 1, 2003 is compensation expense of $25,053 which represents an additional nine months of compensation expense assuming for pro forma purposes that the restricted stock was issued on February 2, 2003 instead of October 23, 2003.

Included in the Pro Forma Condensed Statement of Operations for the twelve months ended February 1, 2003 is compensation expense of $80,169 which represents total compensation expense assuming that the restricted stock was issued on February 2, 2002 instead of October 23, 2003.

Also on October 23, 2003, LPI issued shares of fully vested restricted common stock to Mr. Filandro, an LPI director, which will represent 10,000 shares of restricted stock. The fair value of such shares was $12,526 was recorded as compensation expense and is included in results for the nine months ended November 1, 2003.

(d)   Selling, General and Administrative

Effective upon consummation of the distribution, LPI will be a party to a consulting agreement with Jewelcor Management, Inc. (which we refer to as Jewelcor). LPI expects to pay Jewelcor $100,000 as compensation for its services under the agreement. See "Certain Relationships and Related Transactions-- Other Relationships." Accordingly, the Pro forma results for the nine months November 1, 2003 and for the twelve months ended February 1, 2003 include a pro forma adjustment of $75,000 and $100,000, respectively, assuming that the consulting agreement had been in effect at the beginning of each of the respective periods.

(e)   Interest Expense

Presently, amounts due to CMRG as a result of advances to LPI for working capital needs accrue interest at 4% compounded monthly. Prior to and effective upon consummation of the distribution, LPI and CMRG will enter into a loan and security agreement, which will provide for the repayment by LPI to CMRG of advances by CMRG through the date of distribution, together with accrued interest, and will provide for the extension from CMRG to LPI of a $500,000 secured revolving credit facility for working capital expenditures. As of November 1, 2003, such advances totaled $4.2 million and are expected to be as much as $5.0 million upon the consummation of the distribution. The loan agreement provides for a maturity of 24 months from the distribution date and contemplates interest payments at a rate of 5% per year for the first 12 months after the distribution date, 12% per year thereafter or 18% during the continuance of an event of default, payable quarterly.

Accordingly, a pro forma interest adjustment of $28,728 and $38,304 is reflected for the nine months ended November 1, 2003 and the year ended February 1, 2003, respectively, assuming an increase of 1 percentage point on the average monthly balance for each of the respective periods.

                                 CAPITALIZATION

      The following table sets forth the capitalization of LPI as of November 1, 2003:

      o     on a historical basis; and

      o on a pro forma as adjusted basis after giving effect to the distribution as if it had occurred on November 1, 2003.

      You should read this table in conjunction with the consolidated financial statements of LPI and the accompanying notes, as well as the other financial information included elsewhere in this information statement.

                                                        November 1, 2003
                                                 ------------------------------
                                                    Actual         As Adjusted
                                                 -----------       ------------

Cash                                             $    48,116       $    48,116

Advances from CMRG (1)                             4,249,569         4,249,569

Stockholders' equity:
    CMRG equity (2)                               (2,267,728)               --
    Common Stock, $0.01 par value; 39,000,000
    shares authorized; 450,000 issued and
    outstanding (2) (3)                                  900             4,500
    Additional paid-in capital on Common
    Stock (2) (5)                                    111,838          (172,090)
    Deferred compensation (4)                        (65,973)          (65,973)
    Retained deficit (1) (4)                               - (2)    (2,495,373)
                                                 -----------       -----------
      Total stockholders' equity                  (2,220,963)       (2,728,936)
                                                 -----------       -----------
         Total capitalization                    $ 2,028,606       $ 1,520,633
                                                 ===========       ===========

(1) Advances from CMRG represents advances from CMRG to LPI since May 14, 2002 through November 1, 2003 to fund working capital needs of approximately $4.2 million.

      Prior to and effective upon consummation of the distribution, LPI and CMRG will enter into a loan and security agreement, which will provide for the repayment by LPI to CMRG of advances by CMRG through the date of the distribution, together with accrued interest, and will provide for the extension from CMRG to LPI of a $500,000 revolving credit facility for working capital expenditures. As of November 1, 2003, such advances totaled $4.2 million and are expected to be as much as $5.0 million upon the consummation of the distribution. The loan agreement provides for a maturity of 24 months from the distribution date and contemplates interest payments at a rate of 5% per year for the first 12 months after the distribution date, 12% per year thereafter or 18% during the continuance of and event of default, payable quarterly. CMRG will hold a security interest in all of LPI's assets and LPI's subsidiary, Securex LLC, will guarantee LPI's obligations thereunder and pledge its assets to secure its guarantee obligations. The loan agreement will restrict LPI from incurring indebtedness other than obligations LPI owes to CMRG, indebtedness existing on the date the loan agreement is entered into, certain accounts payable to trade creditors and other indebtedness not to exceed $1 million. It is an event of default under the loan agreement if LPI's net book value falls below a deficit of $3.5 million or, beginning in LPI's fourth fiscal quarter of fiscal 2005, if EBITDA (as defined in the loan agreement) does not exceed zero on a rolling four quarter average basis.

(2) As part of the May 14, 2002 acquisition by CMRG (then known as Designs, Inc.) of substantially all of the assets of Casual Male Corp. and certain of its subsidiaries pursuant to a bankruptcy court ordered auction, Delaware LPI acquired substantially all of the assets of Former LPI and succeeded to the business and operations of Former LPI. CMRG equity at November 1, 2003 represents the allocation of the purchase price for the assets of Former LPI acquired by Delaware LPI of $227,645.

      CMRG equity also included the accumulated deficit since May 14, 2002 of $(2,495,373). As a result of the distribution and LPI's new capital structure, the accumulated deficit has been reclassed to retained earnings (deficit) on the balance sheet of LPI.

(3) Pro forma as adjusted shares outstanding reflect the distribution of approximately 360,000 shares of LPI common stock. On October 23, 2003, LPI issued 80,000 shares of restricted common stock to its three executive officers and certain other members of management. On October 23, 2003, LPI also issued 10,000 shares of fully vested restricted common stock to Mr. Filandro, an LPI director at that time.

(4) One-third of the 80,000 in restricted stock grants to LPI management vested immediately on the date of grant, another one-third will vest on the first anniversary of the date of grant and the final one-third on the second anniversary of the date of grant. The other terms of the restricted stock grants are described under "Management-- Executive Compensation," "Management-- Stock Incentive Plan" and "Management--Director Compensation." Upon the issuance of the restricted stock grant, the total compensation expense for these 80,000 shares of restricted stock was approximately $100,212 of which $65,973 was unvested at November 1, 2003 and has been treated as deferred compensation expense.

      The 10,000 shares of stock granted to Mr. Filandro were fully vested on the date of grant, accordingly the fair value of such stock of $12,526 was expensed at November 1, 2003.

(5) Includes $507,973 in transaction costs related to the distribution through November 1, 2003.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

Overview of LPI

      LPI is currently a majority-owned subsidiary of CMRG, and from its inception until October 23, 2003 was a wholly-owned subsidiary of CMRG, and its operations have been financed by CMRG. LPI was incorporated in Nevada on November 15, 2002. LPI's predecessor company, LP Innovations, Inc., a Delaware corporation (which we refer to as Delaware LPI), was originally incorporated on May 9, 2002 under the name Designs LPI Corp. On May 14, 2002, CMRG (then known as Designs, Inc.) acquired substantially all of the assets of Casual Male Corp. and certain of its subsidiaries pursuant to a bankruptcy court ordered auction. As part of the Casual Male asset purchase, Delaware LPI acquired substantially all of the assets of LP Innovations, Inc., a Massachusetts corporation (which we refer to as Former LPI) and wholly owned subsidiary of Casual Male Corp., which was in bankruptcy. Through the Casual Male asset purchase, Delaware LPI succeeded to the business and operations of Former LPI, which was originally incorporated in Massachusetts in 1999. On October 9, 2002, Designs LPI Corp. changed its company name to LP Innovations, Inc. to more accurately reflect the nature of the business and the plan to become a separate publicly held company, detached from CMRG. On November 27, 2002, Delaware LPI merged with LPI in order to effect its reincorporation in Nevada. The principal reason for the Nevada reincorporation is that the franchise tax and related fees that are assessed for a Delaware corporation are believed to be significantly higher than the comparable fees for a Nevada corporation.

      The business of Former LPI was originally started as a wholly owned operation of Casual Male Corp. (then known as J. Baker, Inc.) which provided loss prevention services to Casual Male Corp.'s retail stores. LPI's current President, Steven May, was the Director of Loss Prevention and Audit for Casual Male Corp. at that time. On May 28, 1998, Mr. May participated in launching Former LPI as a wholly owned subsidiary of Casual Male Corp. and in 1999, Former LPI began providing in-store audits, investigations and point of sale exception based reporting (which we sometimes refer to as "EBR") analysis for CMRG. Former LPI then identified other retail companies to which it could offer loss prevention services similar to those provided to Casual Male Corp.

      In fiscal year 2000, which was Former LPI's first full year of operation, Former LPI generated approximately $1.6 million from sales, of which approximately 68.2% was from Casual Male Corp., but incurred a net loss of approximately $700,000. Former LPI's net loss grew in fiscal year 2001 to $1.6 million, although its sales for the same period doubled to approximately $3.3 million. Fiscal year 2001 included revenue of approximately 34.4% related to Casual Male Corp. During this time, Former LPI, along with its parent company, made the strategic decision to seek to grow the outsource loss prevention business by building its support infrastructure and hiring a professional loss prevention staff to expand its loss prevention services to other retailers.

      In January 2001, a wholly owned subsidiary of Former LPI acquired the operating assets of Securex, a security equipment and installation company. During fiscal year 2002, Former LPI continued to provide loss prevention services and Securex began providing alarm and security central monitoring services. This resulted in an increase in consolidated LPI and Securex revenue of approximately $4.4 million to $7.7 million in fiscal year 2002, with a corresponding loss of $5.5 million.

      For fiscal year 2002, Former LPI's security equipment sales and installation and central monitoring business generated approximately $3.6 million of the total $7.7 million in sales, but had an operating loss of approximately $4.4 million of the total loss of $5.5 million. The primary factor contributing to this loss was the filing for bankruptcy of Casual Male Corp., Former LPI's parent, in May 2001. This bankruptcy impaired Former LPI's ability to sell new contracts for the sale and installation of security equipment, resulting in Securex's sales and installation staff being severely oversized for the level of sale it was generating. Further, the bankruptcy resulted in write-downs for excess and obsolete Securex inventory and other related assets of approximately $1.0 million.

      The significant write-downs for excess and obsolete inventory in fiscal year 2002 was approximately $1 million, in fiscal year 2003 was $500,000 and in the first nine months of fiscal 2004 was $156,000.

      In fiscal year 2003, subsequent to the Casual Male asset purchase, LPI de-emphasized the alarm and security central monitoring business by significantly reducing its employee base and refocusing LPI's efforts toward its loss prevention services to retailers, in order to, among other things, reduce the operating losses of Securex. LPI eliminated 14 in-house installation and service technician positions and 12 sales, general and administrative personnel positions in June 2002, resulting in future cost savings of $1.2 million on an annualized basis. On an ongoing basis, management of LPI plans to leverage the current sales and administrative staff of LPI's loss prevention business and outsource the majority of its installation and service activities to external subcontractors.

      Loss prevention services business has generated losses for fiscal years 2001, 2002 and 2003 and for the first nine months of fiscal year 2004 of approximately $1.6 million, $1.1 million, $698,000 and $471,000, respectively. Since the acquisition of Securex, the Company's security equipment sales and installation and central monitoring business has generated losses for fiscal year 2002, 2003 and for the first nine months of fiscal year 2004 of approximately $4.4 million, $2.4 million and $860,000, respectively.

      LPI's business plan calls for the continued growth of its client base and resulting revenues combined with the expansion of LPI's infrastructure support services capabilities. This plan results in more efficient utilization of its loss prevention personnel from a higher density of clients in each of its target markets. Although LPI believes that it can successfully execute its business plan, there can be no assurance that LPI will ever be profitable.

      Historically, LPI believes that a major obstacle to expanding its loss prevention services to other retailers has been that LPI has operated as a subsidiary of national retail companies. As a result, LPI understands that potential clients in its retail market have been reluctant to enter into outsource loss prevention contracts with LPI. LPI believes that it may be more successful operating as a separate company than as a subsidiary of a retail company.

      Given the additional costs related not only to the initial registration, but the ongoing administrative and regulatory costs of a stand-alone public company, there can be no assurance that LPI will be successful in expanding upon its retail client base and capitalizing upon its established infrastructure. However, LPI has made and continues to make a number of changes to its business to facilitate the realization of its business plan, including:

      o refocusing efforts on LPI core retail business and continuing to provide clients with integrated loss prevention services and security system solutions;

      o significantly reducing sales, general and administrative expenses associated with Securex;

      o hiring Mr. Laue, formerly of Ernst & Young LLP, as Chief Financial Officer to direct financial operations;

      o moving, through this distribution, to become a separate loss prevention company not majority-owned by a national retail company;

      o     expanding LPI's board of directors; and

      o working towards establishing an executive committee and other committees of the board, which together will function as a bridge from the full board to management and will be comprised of seasoned professionals and executives, to provide LPI with additional expertise, enhance LPI's flexibility and ability to respond quickly to new opportunities, help LPI execute its business plan and navigate the early stages of its development as a public company.

Results of Operations

      The following table presents certain information derived from LPI's audited financial statements for the years ended February 1, 2003, February 2, 2002 and February 3, 2001, and from our unaudited financial statements for the nine month periods ended November 1, 2003 and November 2, 2002. The following table and related discussion of the results for fiscal year ended February 1, 2003 and for the nine months ended November 2, 2002 are shown on a pro forma basis assuming the acquisition of Former LPI had occurred on February 3, 2002.


Amounts in thousands                        Nine Months Ended                     Fiscal Year Ended
                                        -------------------------      -----------------------------------------
                                                        Pro forma      Pro forma
                                        November        November       February 1,     February 2,      February
                                        1, 2003         2, 2002           2003            2002          3, 2001
                                        -------         -------        ----------      ----------       --------

Revenue                                 $ 7,069         $ 6,823         $ 9,534         $ 7,675         $ 3,332
Cost of goods sold                        5,223           6,096           8,577           6,713           2,136
                                        -------         -------         -------         -------         -------
Gross profit                              1,846             727             957             962           1,196
Selling, general and administrative       2,587           2,870           3,570           5,646           2,821
Provision for doubtful accounts              71             172             364             700            --
Depreciation                                 52              77              72              48              17
                                                                                                            100
Write-down of Goodwill                     --              --              --              --
                                                        -------         -------         -------         -------
Operating loss                             (864)         (2,392)         (3,049)         (5,532)         (1,642)
Financing costs                             355            --              --              --              --
Interest                                    112              24              42            --              --
                                        -------         -------         -------         -------         -------
Net loss                                $(1,331)        $(2,416)        $(3,091)        $(5,532)        $(1,642)
                                        =======         =======         =======         =======         =======

Comparison of nine months ended November 1, 2003 to nine months ended November 2, 2002, on a pro forma basis

      Revenue. Revenue for the nine months ended November 1, 2003 was $7.1 million compared with revenue of $6.8 million for the nine months ended November 2, 2002. The increase of approximately $246,000 is due to an increase in the Securex business of approximately $57,000 and an increase in retail revenue of approximately $189,000.

      Cost of goods sold. Cost of goods sold for the nine months ended November 1, 2003 was $5.2 million compared with cost of goods sold of $6.1 million for the nine months ended November 2, 2002. This decrease of $873,000 is related to LPI's reduction of costs in the Securex line of business, including the elimination of in-house technicians and associated costs. Included in cost of goods sold for the nine months ended November 1, 2003 was also a charge of $156,000 for the write-off of pre-acquisition inventory.

      Selling, general and administrative. LPI's selling, general and administrative expenses decreased to $2.5 million for the nine months ended November 1, 2003 as compared to $2.9 million for the nine months ended November 2, 2002. This decrease was primarily due to approximately $355,000 in cost savings initiatives implemented in the second quarter of fiscal year 2003, which included the downsizing of the Securex business segment.

      Provision for doubtful accounts. The provision for doubtful accounts for the nine months ended November 1, 2003 was $71,000 compared with $172,000 for the nine months ended November 2, 2002. This significant improvement is due to current management's continuing efforts to improve receivable collections.

      Depreciation. Depreciation for the nine months ended November 2, 2003 was $52,000 compared with depreciation of $77,000 for the nine months ended November 1, 2002. This decrease is the result of write-offs of fixed assets during fiscal year 2003 in connection with the Casual Male asset purchase.

      Interest. As of May 14, 2002, when the Casual Male asset purchase was completed, all funds provided to LPI from CMRG were to be reimbursed at a future time, plus interest at a rate of 4.0%. The interest was calculated based upon the average outstanding balance at each month-end. For the nine months ended November 1, 2003 this interest totaled $112,000 as compared to $24,000 for the nine months of the ended November 2, 2002. Funds provided to Former LPI by Casual Male through May 14, 2002 were considered infusions of equity, which were not intended to be repaid and were eliminated in purchase accounting, as such; no interest was accrued in the prior period.

      Financing Costs. For the nine months ended November 1, 2003, the Company recorded a write-off of costs of $355,000 related to the separation of LPI from CMRG.

      Income taxes. No income tax benefit was recorded for the nine months ended November 1, 2003 and November 2, 2002 due to the uncertainty regarding LPI's ability to utilize tax benefits in the future.

      Net loss. Net loss for the nine months ended November 1, 2003 was $1.3 million compared to a net loss of $2.4 million for the nine months ended November 2, 2002. This improvement in net loss is mainly due to the significant reduction in the Securex line of business as well as cost savings initiatives employed by LPI, off set by the charge of $355,000 related to the write-off of costs related to the separation of LPI from CMRG and a charge of $156,000 related to the write-off of pre-acquisition inventory.

Comparison of year ended February 1, 2003 to year ended February 2, 2002, on a pro forma basis

      Revenue. Revenue for fiscal year 2003 was $9.5 million for the 52-week period compared with revenue of $7.7 million for the 52-week period of fiscal year 2002. The $1.8 million increase was attributable an increase in the number of loss prevention customers and corresponding stores of approximately $2.0 million less a decrease in Securex installation revenues of $200,000.

      Cost of goods sold. Cost of goods sold increased by $1.9 million to $8.6 million for fiscal year 2003 compared with cost of goods sold of $6.7 million for fiscal year 2002. This increase was primarily attributable to the additional labor and travel related costs associated with the additional loss prevention services provided. Also included in cost of goods are write-downs of inventory due to obsolescence of $1.0 million and $500,000 in fiscal 2002 and fiscal 2003, respectively.

      Selling, general and administrative. Selling, general and administrative expenses for fiscal year 2003 were $3.6 million for the 52-week period compared with selling, general and administrative expenses of $5.6 million for the 52-week period of fiscal year 2002. The $2.0 million decrease was the result of an elimination of Securex administrative and sales staff positions during July of fiscal year 2003 combined with cost cutting initiatives put in place as it relates to all selling, general and administrative functions.

      Provision for doubtful accounts. The provision of doubtful accounts for fiscal year 2003 was $364,000 for the 52-week period compared with $700,000 for the 52-week period of fiscal year 2002.

This decrease results from the increased effort put forth by current management to monitor its current receivables as well as a de-emphasis of the Securex line of business, which was responsible for the majority of bad debts in prior periods. This is due to the nature of Securex's business, which was mainly one-time billings to non-organic customers for equipment installations and inadequate follow-up efforts related to these billings.

      Depreciation. Depreciation for fiscal year 2003 was $72,000 for the 52-week period compared with depreciation of $47,000 for the 52-week period of fiscal year 2002. Depreciation is recorded in relation to monitoring facilities, software, computers and equipment and furniture and fixtures. The increase in depreciation is the result of depreciation expense recorded on a larger fixed asset base prior to the Casual Male asset purchase.

      Interest. As of May 14, 2002, when the Casual Male asset purchase was completed, all funds provided to LPI from CMRG were to be reimbursed at a future time, plus interest at a rate of 4.0%. The interest was calculated based upon the average outstanding balance at each month-end. During the period from May 14, 2002 through February 1, 2003, this interest expense amounted to $42,000. Funds provided to Former LPI by Casual Male were considered infusions of equity, which were not intended to be repaid and were eliminated in purchase accounting, as such; no interest was accrued in the prior period.

      Income taxes. No income tax benefit was recorded for fiscal years 2003 and 2002 due to the uncertainty as to Former LPI's ability to utilize these tax benefits in the future. Furthermore, as a result of the Casual Male asset purchase, no income tax benefits were available for fiscal years 2003 and 2002 since the related tax carryforwards of net operating losses cannot be utilized by LPI subsequent to May 2002.

      Net loss. Net loss for fiscal year 2003 was $3.1 million for the 52-week period compared with net loss of $5.5 million for the 52-week period of fiscal year 2002. This $2.4 million improvement in net loss is due to the elimination of many operating costs associated with Securex line of business as well as the cost savings initiatives put in place during the year.

Comparison of year ended February 2, 2002 to year ended February 3, 2001

      Revenue. Revenue for fiscal year 2002 was $7.7 million for the 52-week period compared with revenue of $3.3 million for the 53-week period of fiscal year 2001. The $4.4 million increase was primarily attributable to the acquisition of Securex in January 2001 and to a lesser degree growth in outsource loss prevention services to existing clients and the addition of approximately 15 new retail clients which generated approximately $700,000 in incremental revenues.

      Cost of goods sold. Although there was a significant increase in revenues during the year, cost of goods sold increased by $4.6 million to $6.7 million for fiscal year 2002 compared with cost of goods sold of $2.1 million for fiscal year 2001. This increase was primarily attributable to additional operating costs as a result of the acquisition of Securex at the end of fiscal year 2001, and the subsequent write-down of inventory and related assets acquired from Securex.

      Selling, general and administrative. Selling, general and administrative expenses for fiscal year 2002 were $5.6 million for the 52-week period compared with selling, general and administrative expenses of $2.8 million for the 53-week period of fiscal year 2001. The $2.8 million increase was primarily due to the increases in staff to support sales, installation personnel, central station personnel, and supporting administrative related personnel associated with Securex and the outsource loss prevention retail services businesses.

      Provision for doubtful accounts. The provision of doubtful accounts for fiscal year 2002 was $700,000. Based upon actual collection efforts during fiscal year 2003, this allowance is necessary as LPI realized significant write-offs during fiscal year 2003 for both its retail loss prevention and Securex businesses. Furthermore, there is continued substantial risk with respect to the collection of Securex accounts receivable recorded prior to the acquisition. LPI's collection efforts related to these accounts receivable have been hindered by a challenging economic environment and the declining financial condition of certain clients.

      Depreciation. Depreciation for fiscal year 2002 was $47,000 for the 52-week period compared with depreciation of $17,000 for the 53-week period of fiscal year 2001. Depreciation is recorded in relation to monitoring facilities, computers and equipment and furniture and fixtures. The increase in depreciation is mainly due to the purchases of fixed assets for the monitoring business during fiscal year 2002.

      Writedown of goodwill. In fiscal year 2002, in connection with LPI's strategic decision to de-emphasize the Securex business, we determined that the goodwill recorded in connection with LPI's fiscal year 2001 purchase of Securex was impaired. Accordingly, we recorded a $100,000 charge in fiscal year 2002 to write off the entire balance.

      Income taxes. No income tax benefit was recorded for fiscal years 2002 and 2001 due to the uncertainty as to Former LPI's ability to utilize these tax benefits in the future. Furthermore, as a result of the Casual Male asset purchase, no income tax benefits were available for fiscal years 2002 and 2001 since the related tax carryforwards of net operating losses cannot be utilized by LPI subsequent to May 2002.

      Net loss. Net loss for fiscal year 2002 was $5.5 million for the 52-week period compared with net loss of $1.6 million for the 53-week period of fiscal year 2001. This additional $3.9 million loss is mainly due to the operating costs associated with Securex which was acquired at the end of the prior year, and the significant loss of Securex revenue, which was partially caused by Casual Male Corp.'s bankruptcy filing in May 2001.

Contractual Obligations

      The following table presents certain information about LPI's contractual obligations as of January 31, 2004.


---------------------------------------------------------------------------------------------------------------
                                                             Payment due by period
                                 ------------------------------------------------------------------------------

                                                      Less than          1-3                 3-5       More than
  Contractual Obligations           Total              1 year           years               years       5 years
---------------------------------------------------------------------------------------------------------------

Long-Term Debt Obligations (1)     4,299,961            20,959         4,279,002              --           --

                                 ------------------------------------------------------------------------------

Capital Lease Obligations               --                --                --                --           --
                                 ------------------------------------------------------------------------------

                                     815,285           383,913           415,727            15,645         --
                                 ------------------------------------------------------------------------------

Operating Lease Obligations
Purchase Obligations                    --                --                --                --           --
                                 ------------------------------------------------------------------------------

Other Long-Term
Liabilities Reflected on
the LPI's Balance Sheet
under GAAP                              --                --                --                --           --
                                 ------------------------------------------------------------------------------

Total                              5,115,246           404,872         4,694,729            15,645         --
---------------------------------------------------------------------------------------------------------------

(1) Long-Term Debt Obligations include Advances from CMRG. Prior to and effective upon consummation of the distribution, LPI and CMRG will enter into a loan and security agreement, which will provide for the repayment of advances by LPI to CMRG through the date of distribution, together with accrued interest, and will provide for extension from CMRG to LPI of a $500,000 secured revolving credit facility for working capital. As of November 1, 2003, such advances totaled $4.2 million and are expected to be as much as $5.0 million upon the consummation of the distribution. January 31, 2004 financial statements are not available at the time of filing of the Form 10 registration statement, of which this information statement forms a part, and therefore the above table references approximately $4.2 million, which was the amount due on November 1, 2003, LPI's last reported results. The loan agreement will provide for a maturity of 24 months from the distribution date. See "Continuing Arrangements Between CMRG and LPI--Loan and Security Agreement."

Liquidity and Capital Resources

       Since its inception, Former LPI's parent, Casual Male Corp., and as of May 14, 2002, LPI's parent, CMRG, have provided the necessary financing to build LPI's infrastructure, to provide for working capital and to fund LPI's significant operating losses. The amount of funding required since inception has been approximately $15.9 million.

      CMRG has advanced LPI approximately $4.2 million to fund LPI's losses and working capital needs since its acquisition of Casual Male Corp. on May 14, 2002 through November 1, 2003. These advances are comprised of $2.5 million related to the funding of LPI's operating losses since May 14, 2002 and $1.7 million related to funding of LPI's working capital needs. The majority of the $1.7 million in advances for working capital are the result of the fact that LPI did not acquire the $1.1 million of receivables as part of the Casual Male asset purchase. These advances have accrued interest at a rate of 4.0% compounded monthly based on the average borrowings outstanding each month.

      Prior to and effective upon consummation of the distribution, LPI and CMRG will enter into a loan and security agreement, which will provide for the repayment by LPI to CMRG of the outstanding balance due, together with accrued interest, as of the distribution date. Such balance is expected to be as much as $5.0 million upon the consumation of the distribution. In addition, CMRG will provide a $500,000 revolving credit facility for working capital needs. The loan agreement provides for a maturity of 24 months from the distribution date and contemplates interest payments at a rate of 5.0% per annum for the first 12 months after the distribution date and 12.0% per thereafter, or 18% during the continuance of an event of default, compounded quarterly. LPI may voluntarily prepay at any time without penalty. The agreement does require LPI to make certain principal prepayments if certain excess cash flow or sale of assets criteria is met. CMRG will hold a security interest in all of LPI's assets and LPI's subsidiary, Securex LLC, will guarantee obligations thereunder and pledge its assets to secure its guarantee obligations. The loan agreement restricts LPI from incurring indebtedness other than obligations LPI owes to CMRG, indebtedness existing on the date the loan agreement is entered into, certain accounts payable to trade creditors and other indebtedness not to exceed $1 million. It is an event of default under the loan agreement if LPI's net book value falls below a deficit of $3.5 million or if beginning in LPI's fourth fiscal quarter of fiscal 2005 EBITDA (as defined in the loan agreement) does not exceed zero on a rolling four quarter average basis.

      LPI management believes that the revolving credit facility of $500,000 will allow LPI to meet its working capital needs through the end of fiscal year 2005 (assuming, as management forecasts, that LPI's results of operations do not decline from current levels). If LPI is unable to successfully raise funds in the future, LPI will be unable to meet its obligations under its loan agreement with CMRG, which is likely to have a materially adverse effect upon LPI's ability to continue to operate its business.

      Aside from the $500,000 revolving credit facility from CMRG, LPI expects to have no ability to obtain debt financing and the CMRG facility contains substantial restrictions on LPI's ability to incur such indebtedness as described above. LPI's board of directors is considering, among other alternatives, offering its stockholders the right to purchase additional shares of LPI common stock through a rights offering to raise the funds required to repay CMRG and to fund its working capital requirements after the CMRG facility is no longer available to LPI. The amount of additional funds needed will depend, in part, on the level of sales achieved by LPI.

      Since the Casual Male asset purchase, LPI has been striving to eliminate its operating losses by better controlling its operating expenses and by growing its revenue with a focus on its retail operations. For the first nine months of fiscal year 2004, LPI reduced its operating loss to approximately $864,000 as compared to an operating loss of $2.4 million for the first nine months of fiscal year 2003. Included in the operating loss for the nine months ended November 1, 2003 was a charge of approximately $156,000 related to the write-off of pre-acquisition inventory and deferred compensation of $47,000 related to the restricted stock grant in October 2003. As a result of this reduction in net loss, LPI was able to improve cash flow from operations by $1.6 million for the nine months ended November 1, 2003 as compared to the nine months ended November 2, 2002.

      The significant improvements in operating results for the first nine months as compared to the prior year, as noted above, are the result of not only reduced operating expenses, but also growth in revenue which increased approximately $900,000 in the third and fourth quarters of fiscal 2004 as compared to the third quarter and fourth quarters of the prior fiscal year. This increase was due to approximately $700,000 in Securex installation revenue, primarily for one customer, Sears Roebuck & Co. and the remaining $200,000 in revenue from new and existing retail loss prevention customers. Management forecasts that, based on existing and reasonably foreseeable future circumstances, operating results should continue to improve. There can be no assurance that LPI will achieve these forecasted results.

      Prior to the distribution, LPI's expense cost structure was a factor of both internal expenses as well as an allocation of expenses from its parent, CMRG. After completion of the distribution, LPI will be a stand-alone entity with specific overhead expenses. Management expects that these expenses will be consistent with the levels experienced as a subsidiary of CMRG.

Issuance of Restricted Stock

      On October 23, 2003, LPI issued 80,000 shares of restricted common stock to its three executive officers and certain other members of management. One-third of these restricted stock grants vested immediately on the date of grant, another one-third will vest on the first anniversary of the date of grant and the final one-third on the second anniversary of the date of grant. Upon the issuance of the restricted stock grant, the total compensation expense, as determined by a third-party valuation was approximately $100,212. LPI will amortize the compensation over the corresponding vesting period. Therefore, for the nine months ended November 1, 2003, the Company recorded compensation expense of $34,239, and the remaining $65,973 was unvested and treated as deferred compensation expense and will be recognized over the remaining vesting period of the restricted stock award.

      Also, on October 23, 2003, LPI issued 10,000 shares of restricted stock to Mr. Filandro, a director of LPI. These shares were fully vested and accordingly, LPI recorded a total compensation expense of $12,529 for the nine months ended November 1, 2003 related to this grant.

Plan of Operation

      After having downsized Securex, which has suffered significant operating losses since its acquisition by Former LPI in January 2001, LPI's immediate plan is to focus LPI's efforts on growing its outsource loss prevention services to the primary target market of small to mid-sized retail companies which will more fully utilize LPI's infrastructure built over the past three years. In addition, LPI's primary focus is to generate operating income and cash flow from operations with the need for only nominal amounts of capital expenditures to achieve its ultimate goal of reaching and maintaining profitability.

Critical Accounting Policies

      LPI's financial statements are based on the application of significant accounting policies, many of which require management to make significant estimates and assumptions. (See Note A to the financial statements on page F-6.) LPI believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

      Inventory. LPI records inventory at the lower of cost or market on a first-in first-out basis (FIFO). LPI reserves for obsolescence based on the difference between the weighted average cost of the inventory and the estimated market value based on assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional reserves may be required.

      Revenue Recognition. LPI provides loss prevention solutions and security system installations to clients on either a service contract or project basis, respectively. Revenues from retail loss prevention service contracts are recognized ratably over the life of the contract, usually 12 months. These contracts do not require up-front payments and no amounts are considered refundable. Equipment and labor revenues from security system installation projects are recognized upon completion of the project when the client accepts the equipment placed into service and have no relationship to the retail loss prevention service contracts.

      Deferred Taxes. LPI records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. LPI has considered estimated future taxable income and ongoing tax planning strategies in assessing the amount needed for the valuation allowance.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer be amortized but is be subject to annual impairment tests in accordance with the statements. LPI adopted the new accounting rules under the statements beginning in the first quarter of fiscal year 2003. The adoption of the impairment provisions of the statements did not have a material impact on LPI's overall financial position or results of operations.

      In July 2001, the FASB also issued statement No. 143 "Accounting for Asset Retirement Obligations." This statement requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalizing the associated asset retirement costs as part of the carrying amount of the long-lived asset. Adoption of this statement is required for fiscal years beginning after June 15, 2002. The adoption of this statement beginning in the first quarter of fiscal year 2003 did not have a material impact on LPI's overall financial position or results of operations.

      In October 2001, the FASB issued statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes statement No. 121. Although this statement retains many of the fundamental provisions of statement No. 121, it expands the scope of discontinued operations to include more disposal transactions and significantly changes the criteria for classifying an asset as held-for-sale. The provisions of this statement are effective for fiscal years beginning after December 15, 2001. The adoption of this statement in the first quarter of fiscal year 2003 did not have a material impact on LPI's overall financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

      LPI does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose it to significant market risk. The amount of interest expense LPI is obligated to pay with respect to the loan and security agreement to be entered into with CMRG in connection with the distribution is not based on a variable interest rate, although the interest rate will increase from 5% per year in the first year to 12% per year thereafter or to 18% during the continuance of an event of default. At the present time, LPI does not intend to raise additional funds through debt financings. As such, LPI expects to have no significant exposure to market risk for changes in interest rates. LPI is not subject to any foreign currency exchange risk.

                                    BUSINESS

Background

      An effective loss prevention program for a retail organization is a cost-effective solution to reduce the loss of inventory. Historically, retail organizations have internally staffed and developed their own proprietary loss prevention solutions. LPI's goal is to shift this spending from internal staffing and program development to an outsourced solution. LPI has developed products and services that allow retailers to reduce their loss prevention costs through outsourcing, while at the same time decreasing their overall losses due to inventory shrinkage.

      LPI is a national provider of outsourced loss prevention solutions to companies in the retail industry across the United States. LPI's services include in-store audits, investigations, employee training and awareness, and point of sale exception based reporting software and data mining, which are provided by loss prevention experts who, on average, have 10 to 15 years of retail loss prevention and security experience. LPI's loss prevention services are bundled based upon its clients' needs and billed on a structured flat fee, per-month, per-location basis. In addition to these loss prevention services, LPI offers, through its subsidiary, Securex LLC, the sale and installation of security equipment and offers alarm and security central monitoring. This allows LPI to provide a comprehensive loss prevention solution to its clients.

      LPI's clients have historically included small, mid-sized and large retail chains in the specialty, grocery, apparel, office supplies, sporting goods and numerous other segments of the retail industry. LPI currently has approximately 50 loss prevention retail clients with over 5,000 retail locations.

      Approximately 65% of these retail clients have contracted for LPI's full outsource loss prevention services, while the balance of the retail clients have contracted for a portion of LPI's services, such as in-store audits, in-store employee investigation, as well as other services. LPI believes its core market to be the over 7,000 retail and restaurant companies which each operate less than 150 stores and in aggregate represent over 150,000 store locations.

      LPI presently employs 137 loss prevention and administrative personnel, of which 35 employees are loss prevention auditors and investigators located throughout the United States and are on-site at LPI's retail clients. Another 46 employees are security personnel providing specialized security services to specific clients. The balance of LPI's employee base either coordinates the activities of the loss prevention field personnel, directs the loss prevention programs of its clients, conducts analysis of point-of-sale transactions provided through the EBR system, provides central monitoring to its clients, or sells and installs security equipment. Of its total employee base, 103 employees work for the LPI outsourced loss prevention solutions, 14 employees work with the alarm and security central monitoring service, 11 employees work at selling and installing security equipment, and 9 are corporate or administrative. For fiscal year 2003, loss prevention services generated revenues of approximately $6.2 million, which accounted for approximately 64.5% of LPI's total revenues of approximately $9.5 million and approximately $698,000, or 22.6% of the total loss of $3.1 million. Included in the total revenues of $9.5 million are intercompany revenues of $1.7 million, or 18.0% of total revenues.

      LPI is currently a majority-owned subsidiary of CMRG, and from its inception until October 23, 2003 was a wholly-owned subsidiary of CMRG, and its operations have been financed by CMRG. LPI was incorporated in Nevada on November 15, 2002. In connection with LPI's incorporation, LPI issued 100 shares of LPI's common stock, par value $0.01 per share, to CMRG, a Delaware corporation (then known as Designs, Inc.), in consideration of an aggregate capital contribution of $1.00 by CMRG. This issuance was exempt from registration under the Securities Act, as amended, pursuant to Section 4(2) thereof because it did not involve any public distribution of securities. LPI's predecessor company, LP

Innovations, Inc., a Delaware corporation (which we refer to as Delaware LPI), was originally incorporated on May 9, 2002 under the name Designs LPI Corp. On May 14, 2002, CMRG (then known as Designs, Inc.) acquired substantially all of the assets of Casual Male Corp. and certain of its subsidiaries pursuant to a bankruptcy court ordered auction. As part of the Casual Male asset purchase, Delaware LPI acquired substantially all of the assets of LP Innovations, Inc., a Massachusetts corporation (which we refer to as Former LPI) and wholly owned subsidiary of Casual Male Corp., which was in bankruptcy. Through the Casual Male asset purchase, Delaware LPI succeeded to the business and operations of Former LPI, which was originally incorporated in Massachusetts in 1999. On October 9, 2002, Designs LPI Corp. changed its company name to LP Innovations, Inc. to more accurately reflect the nature of the business and the plan to become a separate publicly held company, detached from CMRG. On November 27, 2002, Delaware LPI merged with LPI in order to effect its reincorporation in Nevada. The principal reason for the Nevada reincorporation is that the franchise tax and related fees that are assessed for a Delaware corporation are believed to be significantly higher than the comparable fees for a Nevada corporation.

      The business of Former LPI was originally started as a wholly-owned operation of Casual Male Corp. (then known as J. Baker, Inc.) to provide loss prevention services to Casual Male Corp.'s retail stores. LPI's current President, Steven May, was the Director of Loss Prevention and Audit for Casual Male Corp. at that time. On May 28, 1998, Mr. May participated in launching Former LPI as a wholly owned subsidiary of Casual Male Corp. and in 1999, Former LPI began providing in-store audits, investigations and point of sale exception based reporting analysis for CMRG. Former LPI then identified other retail companies to which it could offer loss prevention services similar to those provided to Casual Male Corp.

      In fiscal year 2000, which was Former LPI's first full year of operation, Former LPI generated approximately $1.6 million of sales, of which a significant portion was from its parent, Casual Male Corp. However, Former LPI incurred a corresponding net loss of approximately $700,000, which grew in fiscal year 2001 to a net loss of approximately $1.6 million, while its sales for the same period doubled to approximately $3.3 million. During this time, Former LPI, along with its parent company, made the strategic decision to seek to grow the outsource loss prevention business by building its support infrastructure and hiring a professional loss prevention staff to expand its loss prevention services to other retailers.

      In January 2001, a wholly-owned subsidiary of Former LPI acquired the operating assets of Securex, a security equipment and installation company. The Securex system and installation agreements are typically project based and vary in accordance to the scope and complexity of each project. During fiscal year 2002, Securex began providing alarm and security central monitoring services. This portion of Securex's business unit is structured as a flat fee-per-month per-location.

      For Fiscal year 2002, Former LPI's security equipment sales and installation and central monitoring business generated approximately $3.6 million of the total $7.7 million in sales, but had an operating loss of approximately $4.4 million of the total loss of $5.5 million. The primary factor contributing to this loss was the filing for bankruptcy of Casual Male Corp., Former LPI's parent, in May 2001. This bankruptcy impacted Former LPI's ability to sell new contracts for the sale and installation of security equipment, resulting in Securex's sales and installation staff being severely oversized for the level of sale it was generating. Further, the bankruptcy resulted in write-downs for excess and obsolete inventory and other related assets of approximately $1.0 million.

       In fiscal year 2003, subsequent to the Casual Male asset purchase, LPI, as a subsidiary of CMRG, de-emphasized the alarm and security central monitoring business by significantly reducing its employee base and refocusing LPI's efforts toward its loss prevention services to retailers, in order to, among other things, reduce the operating losses of Securex. LPI eliminated 14 in-house installation and service technician positions and 12 sales, general and administrative personnel positions in June 2002, resulting in an annualized cost savings of approximately $1.2 million on an annualized basis. On an ongoing basis, Securex plans to leverage the current sales and administrative staff of LPI's loss prevention business and outsource the majority of its installation and service activities to external subcontractors. Securex's future revenues will be derived mainly through cross-selling to LPI's existing and future client base.

      Loss prevention services business has generated losses for fiscal years 2001, 2002 and 2003 and for the first nine months of fiscal year 2004 of approximately $1.6 million, $1.1 million, $698,000 and $471,000, respectively. Since the acquisition of Securex, the Company's security equipment sales and installation and central monitoring business has generated losses for fiscal year 2002, 2003 and for the first nine months of fiscal year 2004 of approximately $4.4 million, $2.4 million and $860,000, respectively.

      LPI's business plan calls for the continued growth of its client base and resulting revenues combined with the expansion of its infrastructure support services capabilities. This plan results in more efficient utilization of LPI's loss prevention personnel from a higher density of clients in each of LPI's target markets. Although LPI believes that it can successfully execute its business plan, there can be no assurance that LPI will ever be profitable.

      Historically, LPI believes that a major obstacle to expanding its loss prevention services to other retailers has been that LPI has operated as a subsidiary of a national retail company. As a result, LPI understands that potential clients in its retail market have been reluctant to enter into outsource loss prevention contracts with LPI. LPI believes that it may be more successful operating as a separate company than as a subsidiary of a retail company.

      Given the administrative and regulatory expenses of the distribution, including legal, accounting and other fees, and the ongoing administrative and regulatory costs of being a stand-alone public company, there can be no assurance that LPI will be successful in expanding upon its retail client base and capitalizing upon its established infrastructure. However, LPI has made and continues to make a number of changes to its business to facilitate the realization of its business plan, including:

      o refocusing its efforts on its core retail business and continuing to provide its clients with integrated loss prevention services and security system solutions;

      o significantly reducing its sales, general and administrative expenses associated with Securex;

      o hiring Mr. Laue, formerly of Ernst & Young LLP, as Chief Financial Officer to direct its financial operations;

      o moving, through this distribution, to become a separate loss prevention company not majority-owned by a national retail company;

      o     expanding its board of directors; and

      o working towards establishing an executive committee and other committees of the board, which together will function as a bridge from the full board to management and will be comprised of seasoned professionals and executives, to provide LPI with additional expertise, enhance its flexibility and ability to respond quickly to new opportunities, help LPI execute its business plan and navigate the early stages of LPI's development as a public company.

Services and Products

      A comprehensive loss prevention solution includes all of the following services. LPI believes that only LPI presently delivers all of these services.

      o Investigations - LPI has selected the Wicklander-Zulawski technique as the exclusive style of interview and interrogation technique to identify its client's potentially dishonest employees or inappropriate or fraudulent acts of employees causing losses to their respective operations. It is one of the most recognized and accepted styles of interview and interrogation techniques utilized and endorsed by security professionals. Investigative solutions include covert camera installation, interviews and surveillance. Upon the conclusion of a successful investigation, LPI provides a detailed report of its findings and assists clients as a liaison through criminal and civil proceeding.

      o "Best Practice" Audits - Audits designed to provide clients with a complete overview of its business. Audit areas include store operations, loss prevention, merchandise flow, sales performance, guest service, and associate performance.

      o Exception-Based Reporting (EBR) - EBR is a point-of-sale process of remotely reviewing point-of-sale transactions to primarily identify fraud. LPI remotely accesses its clients' point-of-sale data and analyzes this data through the use of specialized software designed to synthesize the data into customized reports. LPI's analysts then examine the data, searching for transactions that indicate fraud. Once the analysts identify a potentially fraudulent transaction, training deficiency and/or systemic issue, the information is disseminated to a field employee so that they can respond to the location and further investigate the identified transactions.

      o Training and Awareness - Loss prevention awareness programs designed to educate all levels of associates. LPI offers clients customized training materials designed for company culture and loss prevention needs.

      o Training and Development - Comprehensive training and development curriculum, including modules designed for the development of store managers, district managers, regional managers, and loss prevention personnel.

      o Consulting - Services to help clients identify strengths and weaknesses in loss prevention programs. LPI delivers cost-effective recommendations to cure or reduce deficiencies and maximize resources in a variety of areas, including: risk analysis to determine areas of vulnerability, site surveys relating to security equipment needs, vendor assistance, vendor selection, and bidding and negotiating support.

      o Central Station - Modern 24-hour alarm and monitoring system, located in Needham Massachusetts, including:

            o UL-listed central alarm station for fire and burglary monitoring; and

            o     real-time digital video and audio monitoring.

      o Remote Video & Audio "Look-in" - Provides controlled pan/tilt/zoom cameras to review operations, with real-time look-in through multi-channel transmissions such as T1, ISDN, DSL, and Potts.

      o Virtual Guard Tours - With the advancement of remote video monitoring technology offered through LPI's Securex systems, installation and central monitoring business, LPI can offer clients the ability to visually inspect critical properties/assets such as bank ATM's from a central location. These "virtual guard tours" can replace the current inefficient and costly "guard tours" methodology of dispatching people to conduct physical guard tours of the properties/assets.

Targeted Clients and Marketing

      LPI sells its loss prevention solutions to chief executive, chief financial and chief operating officers and to directors of loss prevention who have both the budget and mandate to reduce inventory shrinkage through increased store coverage and advanced loss prevention solutions. LPI has identified the small (150 or less stores) and mid-sized retailer (151 to 1000 stores) as its ideal, primary target market. However, since LPI believes its solutions should be attractive to any retailer, regardless of the retail segment and/or size, LPI believes that the overall market potential for LPI is substantially broader. Other market opportunities include, but are not limited to distributors, independent warehouses/ distribution centers and any other business that handles significant volumes of inventory.

      Within the retail industry and loss prevention community, success is achieved by reducing and maintaining a below average inventory shrink rate. This goal is widely sought and freely communicated within the retail industry and the LPI name has become well recognized for these accomplishments. LPI will continue to market its loss prevention services primarily through word-of-mouth advertising, trade shows and presentations. However, LPI is planning to enlist the services of a public relations firm to assist it in building brand awareness and generate increased market share of LPI as a leading provider of full-service, outsourced loss prevention solutions.

Client Concentrations

      A significant portion of LPI's loss prevention revenues are derived from its business with CMRG and Reebok International Ltd. During fiscal year 2003, Reebok accounted for approximately 21.7% of LPI's revenue. CMRG, which until consummation of this distribution will own 80% of LPI's common stock, accounted for approximately 18.0% of LPI's revenue. The loss of either of these clients would have a material adverse effect on LPI's revenues and could have a material adverse effect on LPI's results of operations.

Competition

      LPI's primary competition currently comes from captive loss prevention departments at retailer companies. However, LPI believes that the visibility of loss prevention within the executive suite, rising inventory shrink rates, and the rising cost (both in terms of compensation and travel expenses) of maintaining a high coverage, highly skilled loss prevention department may create significant opportunities for LPI.

Employees

      LPI has approximately 137 employees, which are broken down as follows:

              Executive management           3
              General                        6
              Retail                         103
              Securex                        11
              Central Station                14

Properties and Assets

      LPI's corporate headquarters is presently located at 66 B Street in Needham, Massachusetts. This location is being subleased from CMRG. CMRG had been occupying the Needham building until shortly after the Casual Male asset purchase, at which time CMRG relocated its headquarters to Canton, Massachusetts. The term of the sublease commenced as of January 1, 2003 and terminates on December 31, 2005. The subleased space consists of approximately 19,000 square feet. The permitted use of the premises is for office use and for the storage (as ancillary to its use as office space) of LPI's product inventory. The annual base rent throughout the entire term is $8.00 per square foot. LPI is also required to pay a pro rata share of real estate taxes, and all operating costs.

Legal Proceedings

      LPI is not currently party to any litigation or proceedings that it believes could have a material adverse effect on its business, financial condition or operating results.

                                   MANAGEMENT

Directors, Committee Members and Executive Officers

      As of the consummation of the distribution, the following persons will serve as LPI's directors and officers. The names of such persons and their respective ages and positions are as follows:

      Name                        Age   Position
      ----                        ---   --------

      Seymour Holtzman            68    Chairman of the Board, Director,
                                        Executive Committee member and Strategic
                                        Development Committee member

      Alan S. Bernikow            64    Director

      William N. Britton          57    Director

      Andrew Cohan                49    Director

      Stewart L. Cohen            48    Director

      Thomas A. Filandro          40    Director and Strategic Development
                                        Committee member

      David A. Levin              52    Director and Executive Committee
                                        member

      Steven P. May               42    President, Director and Executive
                                        Committee member

      Douglas A. Laue             34    Senior Vice President, Chief Financial
                                        Officer and Treasurer

      Craig Matsumoto             44    Senior Vice President, Chief Operating
                                        Officer and Secretary

      Dennis R. Hernreich         47    Executive Committee member


      Mr. Levin and Mr. Hernreich served continuously as the sole directors of LPI from its inception until October 23, 2003, when Mr. Filandro was appointed as the third director of LPI. Effective upon consummation of the distribution, Mr. Hernreich will resign from LPI's board and will be appointed as a non-director member of the executive committee of the board. Messrs. Holtzman, Bernikow, Britton, Cohan, Cohen and May will be appointed to LPI's board as of the date the distribution is completed. At the same time, Messrs. Holtzman, Levin and May will be appointed as members of the executive committee and Mr. Holtzman will also be appointed as Chairman of the Board. Each director will hold office until the next annual meeting of LPI's stockholders or until his successor has been elected or until his resignation or removal, if earlier. None of the directors listed above will serve as a director pursuant to any arrangement or understanding between him and any other person. Each member of the executive committee will hold office until removed or replaced by resolution of the board. Non-director committee members will serve until their successors have been elected or until their resignation or removal, if earlier.

      The following are brief biographies of LPI's directors and executive officers:

      Seymour Holtzman will be appointed as Chairman of the Board, director and member of the executive committee effective as of the date the distribution is completed. Mr. Holtzman was appointed as a member of the strategic development committee and retained as an executive officer of LPI on October 23, 2003. Mr. Holtzman has served as Chairman of Board of CMRG since April 11, 2000 and as an executive officer of CMRG since May 25, 2001. Mr. Holtzman has been involved in the retail business for over 30 years. For many years, he has been the President and Chief Executive Officer of Jewelcor, Inc., a former New York Stock Exchange listed company that operated a chain of retail stores. From 1986 to 1988, Mr. Holtzman was Chairman of the Board and Chief Executive Officer of Gruen Marketing Corporation, an American Stock Exchange listed company involved in the nationwide distribution of watches. For at least the last five years, Mr. Holtzman has served as Chairman and Chief Executive Officer of each of Jewelcor Management, Inc., a company primarily involved in investment and management services; C.D. Peacock, Inc., a Chicago, Illinois retail jewelry establishment; and S.A. Peck & Company, a retail and mail order jewelry company based in Chicago, Illinois. Mr. Holtzman is currently Chairman of the Board of MM Companies, Inc. (OTCBB: "MMCO") and a Co-Chairman of the board of Liquid Audio, Inc. (NASDAQ: "LQID"). Mr. Holtzman is a well-known shareholder activist who specializes in the banking and retail industries.

      Alan S. Bernikow will be appointed as a director of LPI effective as of the consummation of the distribution. Mr. Bernikow has been a director of CMRG since June 2003. From 1998 until his retirement in May 2003, Mr. Bernikow was the Deputy Chief Executive Officer at Deloitte & Touche LLP where he was responsible for assisting the firm on special projects such as firm mergers and acquisitions and partner affairs. Mr. Bernikow joined Touche Ross, the predecessor firm of Deloitte & Touche LLP, in 1977, prior to which Mr. Bernikow was the National Administrative Partner in Charge for the accounting firm of J.K. Lasser & Company. Mr. Bernikow is a member of the Board of Directors of the FOJP Service Corporation; a member of the Executive Committee and Board of Directors for the United Jewish communities - Federations of North America; a member of the Board of Directors and the Chairman of the Audit Committee for the Jewish Communal Fund; Chairman of the Board of The Heart Institute of Staten Island; and a member of the Board of Directors of Saint Vincent Catholic Medical Centers.

      William N. Britton will be appointed as a director of LPI effective as of the date the distribution is completed. Mr. Britton retired in December 2001 from JP Morgan Chase Bank where he was a Senior Vice President. From 1997 to his retirement he served as executive in charge of JPMorgan Business Credit Corp. (Asset Based Lending), JPMorgan Leasing Corp., Middle Market Structured Finance, Middle Market Mergers & Acquisitions and Middle Market Syndications. Mr. Britton is on the Board of Advisors of the Rutgers University School of Business.

      Andrew Cohan will be appointed as a director of LPI effective as of the date the distribution is completed. Mr. Cohan is the President and Chief Operating Officer of Magna Licensing, a division of the Interpublic Group of Companies. Mr. Cohan is also a partner in Access Licensing, a privately owned licensing firm. From July 2000 to August 2001, he was Senior Vice President, Licensing, Marketing and Merchandising for Hyper Entertainment Inc., an entertainment licensing and marketing company. From September 1999 to July 2000, Mr. Cohan was Chairman and Chief Executive Officer of Artist Marketing Corporation, a marketing licensing and web development company.

      Stewart L. Cohen will be appointed as a director of LPI effective as of the date the distribution is completed. Mr. Cohen is a founding partner and principal of The Ozer Group which is one of the country's leading retail business evaluation and asset disposition consulting firms. From 1996 to 2000, he held the position of Chief Executive Officer of Paragon Capital. Mr. Cohen serves on the board of Smith and Hawkens, Jewish Big Brother/Jewish Big Sister and the Anti Defamation League
(ADL). He is also a contributing editor to the American Bankruptcy Institute Journal.

      Thomas A. Filandro was appointed as a director of LPI on October 23, 2003. Mr. Filandro will be appointed as a member of the strategic development committee effective as of the date the distribution is completed. Mr. Filandro has over 17 years of sell-side research experience providing fundamental equity analysis of the retailing sector. Mr. Filandro is currently the Senior Specialty Retail Analyst for Susquehanna Financial Group, a division of Susquehanna International Group, LLP. Mr. Filandro's previous sell-side experience includes senior positions at Goldman Sachs, JPMorgan Chase and Merrill Lynch.

      David A. Levin, a director of LPI since its inception, will be appointed as a member of the executive committee effective as of the date the distribution is completed. Since April 2000, Mr. Levin has served as President, Chief Executive Officer and a director of CMRG, a national retailer with over 1,300 stores and $600 million in annual sales. From 1999 to 2000, he served as the Executive Vice President of eOutlet.com. Mr. Levin was President of Camp Coleman, a division of The Coleman Company, from 1998 to 1999. Prior to that, Mr. Levin was President of Parade of Shoes, a division of Casual Male Corp. (then known as J. Baker, Inc.), from 1995 to 1997. In addition, Mr. Levin was President of Prestige Fragrance & Cosmetics, a division of Revlon, Inc., from 1991 to 1995. Mr. Levin has worked in the retail industry for more than 30 years.

      Douglas A. Laue, Senior Vice President, Chief Financial Officer and Treasurer joined LPI in July 2002. Mr. Laue began his career at Ernst & Young LLP's as an auditor for approximately five years, followed by two years with their Boston mergers and acquisitions group. As an auditor, he worked for three years in Ernst & Young's entrepreneurial services group gaining experience in small to midsize companies, both public and non-public. He also spent two years in Ernst & Young's Global Exchange program in the Netherlands working on large multinational U.S. and foreign companies.

      Steven P. May, President will be appointed as a director of LPI and member of the executive committee effective as of the date the distribution is completed. Mr. May began his career in loss prevention in 1981. He has held a variety of positions of increasing responsibility within retail, manufacturing, wholesale and distribution organizations. In 1988, Mr. May became the Director of Loss Prevention for Casual Male Corp. (then known as J. Baker, Inc.), a national retailer with over 1,300 stores and $600 million in annual sales. During his tenure with Casual Male Corp., he was promoted several times, eventually holding the title of First Senior Vice President, Director of Loss Prevention and Auditing. His responsibilities included all corporate facilities, distribution centers, and retail stores. Mr. May is a member in good standing of the American Society for Industrial Security (ASIS) and an associate member of the National Retail Federation.

      Craig Matsumoto, Senior Vice President, Chief Operating Officer and Secretary has been employed by LPI since its inception. Mr. Matsumoto began his career in loss prevention in 1980 and has held senior executive positions in loss prevention and operations for such companies as Mervyn's Department Stores, Reebok International, and T.J. Maxx, where he was the Vice President of Loss Prevention and Audit. Mr. Matsumoto joined Former LPI as the Vice President of Retail Operations in 1999 and was subsequently promoted to Senior Vice President in 2001. Throughout his career, his responsibilities included all corporate facilities, distribution centers, retail stores and catalogue/mail order operations. His experiences in global asset protection practices include the design and implementation of effective information protection strategies, integrated loss prevention solutions, organizational assessments and the design of comprehensive development and evaluation processes for all levels of personnel. Mr. Matsumoto has served on several committees as an advisor for loss prevention industry initiatives such as global source tagging, anti-counterfeiting measures and Electronic Article Surveillance Standardization.

Committees of the Board of Directors

      An executive committee of the board will be established as of the consummation of the distribution and will have all of the powers and authority of the board in the management of the business and affairs of LPI, except as prohibited by the Nevada Revised Statutes, LPI's articles of incorporation or LPI's bylaws. It will be comprised of seasoned professionals and executives who will provide LPI with additional expertise that should enhance its flexibility and ability to respond quickly to new opportunities and will help LPI execute its business plan. Management will likely need additional guidance and oversight as it navigates the early stages of LPI's development as a public company. LPI's board believes that it will be useful for LPI to have an executive committee in place to help LPI's management focus on LPI's day-to-day operations. The executive committee will function as a bridge from the full board to management and is intended to be a resource for management when needed without having to convene a meeting of the full board.

      A strategic development committee was formed on October 23, 2003 and consists of two members, Mr. Holtzman and Mr. Filandro. The strategic development committee will assist LPI in strengthening its presence in the retail market and provide general guidance on increasing LPI's market share, brand awareness and other related business opportunities.

      LPI anticipates that, at its first regularly scheduled meeting following consummation of the distribution, its board will also establish an audit committee and such other committees, if any, as it deems necessary or appropriate.

Non-Director Member of the Executive Committee

      Dennis R. Hernreich will be appointed as a non-director member of the executive committee effective as of the date the distribution is completed. Mr. Hernreich served as a director of LPI since its inception. Mr. Hernreich will resign from LPI's board as of the consummation of the distribution. Since September 2000, Mr. Hernreich has served as Executive Vice President, Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary of CMRG. Prior to joining CMRG, from 1996 through 1999, Mr. Hernreich held the position of Senior Vice President and Chief Financial Officer of Loehmann's Inc., a national retailer of women's apparel. Most recently, from 1999 to August 2000, Mr. Hernreich was Senior Vice President and Chief Financial Officer of Pennsylvania Fashions, Inc., a 275-store retail outlet chain operating under the name Rue 21.

Director Compensation

      To date, no compensation has been paid to the directors of LPI for services provided in their capacity as directors. Following the consummation of the distribution, the LPI board of directors will decide what type and level of compensation will be given to the LPI directors. LPI anticipates making future grants of options and/or restricted stock to the directors as compensation for their service as directors and as compensation for services on committes of the board.

Compensation Committee Interlocks and Insider Participation

      LPI does not currently have a compensation committee. David Levin and Dennis Hernreich were the sole directors of LPI until October 23, 2003. Neither director served as an executive officer of LPI during that time.

Executive Compensation

      Prior to the Casual Male asset purchase, Messrs. Matsumoto and May were employed and paid by Casual Male Corp. Mr. Laue was hired by LPI on July 22, 2002. Between the time of the Casual Male asset purchase and completion of the distribution, CMRG will have employed and paid all compensation to LPI's executive officers. Following completion of the distribution, the executive officers will cease to be employed or paid by CMRG and will be employed and paid by LPI.

Employment Agreements

      On October 23, 2003, LPI entered into employment agreements with Messrs. May, Matsumoto and Laue. The initial term of the employment agreements for Messrs. May and Matsumoto is for a two-year period. The initial term of the employment agreement for Mr. Laue is for a one-year period.

      The employment agreements require each executive to devote substantially all of his time and attention to LPI's business as necessary to fulfill his respective duties. The agreements provide that Messrs. May, Matsumoto and Laue be paid base salaries at annual rates of $220,000, $195,000 and $120,000, respectively. While Messrs. May, Matsumoto and Laue are employed by LPI, it will provide each of them with an automobile or an automobile allowance. Each executive is entitled to vacation and other customary benefits, as determined from time to time by the board or executive committee.

      The employment agreements provide that each executive receive shares of restricted stock of LPI subject to certain conditions, forfeiture, right of first refusal and restrictions on transferability. For a discussion of the terms of the restricted stock, see "Restricted Stock" and "Stock Incentive Plan" below.

      The employment agreements also provide that in the event the executive's employment is terminated by LPI at any time for any reason other than justifiable cause, disability or death, LPI will be required to pay the executive the greater of the base salary for the remaining term of the applicable employment agreement or an amount equal to eight months worth of the executive's annual salary for Messrs. May and Matsumoto, and six months worth of the executive's annual salary for Mr. Laue, subject to mitigation by the executive. The agreements contain confidentiality provisions under which each executive agrees not to disclose confidential information regarding LPI. The agreements also contain covenants pursuant to which each executive agrees, during the term of his employment and for a one-year period following the termination of his employment, not to have any connection with any business which competes with LPI's business.

Restricted Stock

      In order to ensure the continued dedication of LPI's three executive officers and to recognize their valuable past service to LPI, on October 23, 2003, LPI entered into agreements with each of Messrs. May, Matsumoto and Laue, pursuant to which shares of restricted stock were granted to each of them under LPI's 2003 Stock Incentive Plan. Immediately following consummation of the distribution, these shares will represent approximately 12.8% of the total outstanding LPI common stock. Mr. May holds 26,000 shares of restricted LPI common stock. Mr. Matsumoto holds 22,400 shares of restricted LPI common stock. Mr. Laue holds 9,200 shares of restricted LPI common stock. One-third of the restricted stock vested immediately on the date of grant, another one-third will vest on the first anniversary of the date of grant and the final one-third on the second anniversary of the date of grant, subject to the terms of the restricted stock agreements. The other principal terms of the restricted stock are described below under "Stock Incentive Plan." For a more complete understanding of the terms of the restricted stock agreements, please refer to the entire text of the restricted stock grant agreements, filed as Exhibits 10.8, 10.9 and 10.10 to the Form 10 registration statement, of which this information statement forms a part.

Summary Compensation Table (1)

      The following table sets forth information concerning the executive officers of LPI for LPI fiscal year ending 2004.


-----------------------------------------------------------------------------------------------------------------------------------
                                                        Annual Compensation                    Long-Term Compensation
                                                  --------------------------------  ------------------------------------
                                                                                             Awards             Payouts
                                                                                    ------------------------------------
Name and Principal                                                       Other      Restricted    Securities             All Other
  Position (2)                                                           Annual       Stock      Under-Lying    LTIP      Compen-
                                                  Salary      Bonus   Compensation   Award(s)    Options/SARs   Payouts   sation
                                        Year       ($)                    ($)(4)        (#)(5)         (#)         ($)      ($)
-----------------------------------------------------------------------------------------------------------------------------------
Seymour Holtzman(3)..................   2004         --        --           --           --            -           --        --

Steven P. May,
  President.........................    2004     $222,000      --        $10,922       26,000          -           --        --

Douglas A. Laue,
  Senior Vice President,
  Chief Financial Officer
and Treasurer.......................    2004     $120,000      --        $11,645        9,200          -           --        --

Craig Matsumoto,
  Senior Vice President,
  Chief Operating Officer
and Secretary......................     2004     $195,000      --        $12,962       22,000          -           --        --

(1) In accordance with the executive compensation rules adopted by the SEC, the compensation of the named executive officers is not shown for fiscal year 2002 and fiscal year 2003 because LPI was not a reporting company under the Securities Exchange Act for such years and such compensation information has not been provided in a prior filing with the SEC.

(2) The positions reflected in the table are the positions to be held by the named executive officers of LPI as of the date of the distribution and were not necessarily the positions held by the named executive officers with LPI during the period or periods covered by the table. From its inception until October 23, 2003, LPI was a wholly-owned subsidiary of CMRG. During that time, David A. Levin and Dennis R. Hernreich acted in the capacity of officers of LPI, but did not receive any additional compensation therefor.

(3) On October 23, 2003, Mr. Holtzman was appointed as a member of the strategic development committee and retained as an executive officer of LPI. As of the date the distribution is consummated, Mr. Holtzman will be appointed as Chairman of the Board, director and member of the executive committee of LPI.

(4) The amounts disclosed in this column with respect to fiscal 2004 represent:
(i) matching contributions made by the LPI for the benefit of the following executive officers under the LPI's retirement plan (the "401(k) Plan") established pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended, (Mr. May $3,460, Mr. Laue $4,197 and Mr. Matsumoto $4,532);
(ii) payments by the LPI of insurance premiums for term life insurance for the benefit of the executive officers, (Mr. May $31, Mr. Laue $17 and Mr. Matsumoto $27); and (iii) car allowances (Mr. May $7,431, Mr. Laue $7,431 and Mr. Matsumoto $8,404).

(5) One-third of each restricted stock grant vested immediately on the date of the grant, one-third will vest on the first anniversary of the date of the grant and one-third will vest on the date of the second anniversary of the date of grant, subject to the terms of the restricted stock agreements.

(6) Valued at $32,569 on the date granted.

(7) Valued at $11,524 on the date granted.

(8) Valued at $28,059 on the date granted.


Other Restricted Stock Grants

      LPI granted 22,400 shares of restricted stock on October 23, 2003 pursuant to the 2003 Stock Incentive Plan to certain other members of LPI's management team to ensure that continued dedication and recognize their valuable post-service. Following consummation of the distribution, these shares will represent approximately 5% of the total outstanding shares of LPI common stock. The vesting schedule and other terms of these restricted stock grants are the same as the terms described in connection with the grants of restricted stock to LPI's three executive officers, described in "Management--Executive Compensation" above.

      Additionally, on October 23, 2003 LPI issued 10,000 shares of fully vested restricted common stock to Mr. Filandro, an LPI director, pursuant to a restricted stock agreement. Following consummation of the distribution, these shares will represent approximately 2.2% of the total outstanding shares of LPI common stock. Other than the fact that the shares of restricted stock issued to Mr. Filandro were fully vested as of the date of the grant, and therefore not subject to forfeiture, the other terms of this restricted stock grant are the same as the terms described in connection with the grants of restricted stock to LPI's three executive officers, described in "Management--Stock Incentive Plan" below.

      The shares described above, together with the shares of restricted stock held by members of management and a director of LPI will represent 20% of the total outstanding shares of LPI common stock immediately following consummation of the distribution.

Stock Incentive Plan

      Prior to the distribution, LPI's board adopted and amended, and CMRG, as LPI's sole stockholder at such time, approved, the LP Innovations, Inc. 2003 Stock Incentive Plan (which we refer to below as the "Plan"). The Plan provides for the granting of stock options and restricted stock (referred to collectively as "awards"). LPI has reserved for issuance under the Plan 500,000 shares of LPI common stock, subject to adjustment upon the occurrence of certain corporate changes. In addition, if the Company issues additional shares of common stock the number of reserved for issuance under the Plan shall be proportionally increased up to a maximum of 5,000,000 shares. Since the stock is not yet publicly traded it is not possible to ascertain a precise value. The following is a brief description of the Plan. For a more complete understanding of the Plan, please refer to the entire text of the Plan, filed as Exhibit 10.1 to the Form 10 registration statement of which this information statement forms a part.

Equity Compensation Plan Information

      The following is a summary of information with respect to LPI's equity compensation plans as of February 13, 2004.


                                                                                                              (c)(1)(2)
                                                  (a)                           (b)                Number of securities remaining
                                      Number of securities to be                                    available for future issuance
                                        issued upon exercise of      Weighted-average exercise     under equity compensation plans
                                    outstanding options, warrants      price of outstanding        (excluding securities reflected
Plan Category                                 and rights           options, warrants and rights             in column (a))
----------------------------------- -----------------------------  ----------------------------    -------------------------------

Equity compensation plans approved
   by security holders.............                -                             -                             410,000
----------------------------------- -----------------------------  ----------------------------    -------------------------------

Equity compensation plans not
   approved by security holders....                -                             -                                  -
----------------------------------- -----------------------------  ----------------------------    -------------------------------

            Total..................                -                             -                               410,000
----------------------------------- -----------------------------  ----------------------------    -------------------------------

(1) As described more fully under "Management--Executive Compensation" and "Management--Other Restricted Stock Grants," LPI's 2003 Stock Incentive Plan provides for the issuance of restricted stock, as well as stock options.

(2) If LPI issues additional shares of common stock, the number of shares available for future issuances will be proportionately increased up to a potential maximum of 5,000,000 shares.

General

      Administration. LPI's Plan will be administered by the board or a committee of the board.

      Eligibility. Awards under the Plan may be granted to officers, directors (whether or not they also are employees), executive, managerial, professional or administrative employees of LPI and its affiliated companies and to any other key persons, as selected from time to time by the board or committee. Immediately following consummation of the distribution approximately 96 individuals will be eligible to participate in the Plan as directors or employees of LPI. Since the granting of awards is discretionary, it is not possible to determine how many individuals will receive awards in the future, or the amount of any such awards. The board or committee administering the Plan will determine the specific persons to whom awards will be granted and the terms and conditions of each award, as described below. The board or committee may delegate this authority to an officer of LPI, except with respect to awards to individuals who could reasonably be considered to be subject to the insider trading provisions of section 16 of the Exchange Act.

      Options. Stock options granted under the Plan may be either "incentive stock options" (as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended), which provide the recipient with favorable tax treatment, or options that are not incentive stock options ("non-qualified stock options").

      Terms and Conditions of Options. The board or committee will determine the terms and conditions of each option, including the number of shares subject to such option, the exercise price per share, which must be at least the fair market value of a share of LPI common stock on the date of grant, and when the option will become exercisable. Generally, options will become exercisable in three equal installments, on each of the date of grant and the first two anniversaries of the date of grant. However, the board or committee may establish other vesting schedules and may condition vesting upon other factors. The exercise period for incentive stock options may not extend beyond ten years from the date of grant.

      An option may be exercised in whole or in part. The option exercise price must be paid either in cash or cash equivalents or, if approved by the board or committee, with previously acquired shares of stock, by means of a brokered cashless exercise or such other methods as the board or committee may from time to time prescribe.

      Termination of Employment. If a participant terminates employment or service with LPI, then, unless the board or committee specified otherwise, (1) any option that is not exercisable as of the termination of employment will expire as of that date; (2) any option that is exercisable as of the termination of employment will remain exercisable until the earlier of the expiration of the option term or (a) one year after a termination of employment by reason of disability, (b) six months after a termination of employment by reason of retirement, (c) three months after a termination of employment for any reason other than cause, disability, retirement or death, and (d) one year after the date of death if the participant dies while employed by LPI or during the 1-year, 6-month or 3-month exercise period described above. If the participant's employment or service terminates for cause (as defined in the Plan), all of the participant's options will terminate as of the date of the termination of employment or service. Any person who exercises a participant's options after the participant's death will be bound by the same terms and conditions that applied to the participant.

      Non-Transferability of Options. An option is not transferable other than by will or the laws of descent and distribution, except that the board or committee may permit the transfer of a non-qualified option to the grantee's family members, trusts for those family members or partnerships in which those family members are the sole partners.

      Reload Options. The board or committee may include in an agreement evidencing an option (the "original option") a provision that a "reload option" will be granted to any grantee who delivers shares of stock in partial or full payment of the exercise price of the original option. The reload option will relate to that number of shares of stock equal to the number of shares of stock delivered, and will have an exercise price per share equal to the fair market value of a share of stock on the exercise date of the original option.

      Restricted Stock. The board or committee may grant shares of restricted stock that are forfeitable until they vest and are subject to restrictions on transferability. The board or committee will specify the date or dates on which the restricted stock will vest as well as any additional conditions to the vesting of the restricted stock, such as, for example, the achievement of specified performance goals. The participant cannot transfer the restricted stock before it vests, and, after it vests, can only transfer the restricted stock after giving LPI an opportunity to purchase it first. If the participant's employment or other service with LPI terminates, all unvested shares of restricted stock will be forfeited and LPI will return to the participant any amounts paid by the participant for the shares, and LPI will have the right to repurchase at fair market value all vested shares of restricted stock.

      Amendment and Termination of Plan. No incentive stock options may be granted more than 10 years after the Plan was approved by the board. The board may amend or terminate the Plan at any time, except that stockholders' approval will be required for amendments where necessary to satisfy specific regulatory requirements. The board or committee may amend or modify any award in any manner, including accelerating the vesting or exercisability of an award. No amendment of the Plan or any award may reduce an award recipient's rights under any previously granted and outstanding award without the recipient's consent, except to the extent that the board determines that such amendment is necessary or appropriate to prevent the award from being subject to the deduction limit of ss.162(m) of the Internal Revenue Code of 1986, as amended. Awards granted before the termination of the Plan may extend beyond that date in accordance with their terms.

      Certain Corporate Changes/Change of Control. In the event of a change in the capitalization of LPI, a stock dividend or split, a merger or combination of shares and certain other similar events, the board or committee will appropriately adjust the number of shares of stock available for grant under the Plan, the number of shares subject to outstanding options, and the exercise prices of those options. The Plan also provides for the adjustment or termination of awards upon the occurrence of certain other corporate events. For example, in the event of a change of control (as defined in the Plan) of LPI, all options will be immediately and fully exercisable and all shares of restricted stock will be immediately and fully vested, (unless the board or committee provided otherwise in the document evidencing the grant).

      Section 162(m). A federal income tax deduction for either of CMRG or LPI generally will be unavailable for annual compensation in excess of $1 million paid to any of the five most highly compensated officers of a public corporation. The board or committee may defer payment of awards that would not be deductible until the grantee is no longer subject to the $1 million limit.

Summary of Federal Tax Consequences

      Introduction. The following is a brief description of the federal income tax treatment that generally will apply to Plan awards. The description is based on current federal tax laws, rules and regulations, which are subject to change, and does not purport to be a complete description of the federal income tax aspects of the Plan. A grantee may also be subject to state and local taxes.

      Non-Qualified Stock Options. The grant of a non-qualified stock option will not result in taxable income to the grantee. The grantee will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the stock acquired over the exercise price for those shares and LPI will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains and losses, with the basis in such stock equal to the fair market value of the shares at the time of exercise.

      Incentive Stock Options. The grant of an incentive stock option will not result in taxable income to the grantee. The exercise of an incentive stock option will not result in taxable income to the grantee if the grantee was, without a break in service, an employee of LPI or an affiliate from the date of the grant of the option until the date three months prior to the date of exercise (one year prior to the date of exercise if the grantee is disabled). The excess of the fair market value of the stock at the time of the exercise over the exercise price is an adjustment that is included in the calculation of the grantee's alternative minimum taxable income for the tax year in which the incentive stock option is exercised.

      If the grantee does not sell or otherwise dispose of the stock within two years from the date of the grant of the incentive stock option or within one year after the transfer of such stock to the grantee, then, upon disposition of such stock, any amount realized in excess of the exercise price will be taxed to the grantee as capital gain and LPI will not be entitled to a corresponding deduction. A capital loss will be recognized to the extent that the amount realized is less than the exercise price. If the foregoing holding period requirements are not met, the grantee will generally realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the stock on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price and LPI will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, the additional amount will be capital gain. If the amount realized is less than the exercise price, the grantee will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

      Restricted Stock. A grant of restricted stock will not result in taxable income to the grantee at the time of grant and LPI will not be entitled to a corresponding deduction, assuming that the restrictions on the shares constitute a "substantial risk of forfeiture" for federal income tax purposes. Upon vesting, the holder will realize ordinary income in an amount equal to the then fair market value of the vested shares, and LPI will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period also will be compensation income to the grantee and LPI will be entitled to a corresponding deduction when the dividends no longer are subject to a substantial risk of forfeiture. A grantee may elect pursuant to ss.83(b) of the Internal Revenue Code of 1986, as amended, to have income recognized at the date a restricted stock award is granted and to have the applicable capital gain holding period commence as of that date. In such a case, LPI will be entitled to a corresponding deduction on the date of grant.

      Tax Withholding. As a condition to the delivery of any shares to the recipient of an award, LPI may require the recipient to make arrangements for meeting certain tax withholding requirements in connection with the award.

      The preceding is based on current federal tax laws and regulations, which are subject to change, and does not purport to be a complete description of the federal income tax aspects of the Plan. A grantee may also be subject to state and local taxes.

      For a more complete understanding of the Plan, please refer to the entire text of the Plan and the restricted stock grant agreements, filed as Exhibit
10.1 and Exhibits 10.8, 10.9 and 10.10, respectively, to the Form 10 registration statement of which this information statement forms a part.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      LPI is currently a majority-owned subsidiary of CMRG, and from its inception until October 23, 2003 was a wholly-owned subsidiary of CMRG, and its operations have been financed by CMRG. Immediately following consummation of the distribution, CMRG stockholders will own approximately 80% of LPI's outstanding common stock. In connection with the distribution and the separation of LPI, LPI and CMRG will enter into and/or maintain the agreements and relationships set forth below.

Loan and Security Agreement

      Prior to and effective upon consummation of the distribution, LPI and CMRG will enter into a loan and security agreement, which will provide for the repayment of advances owed to CMRG by LPI and the extension from CMRG to LPI of a $500,000 revolving credit facility for working capital. As of November 1, 2003, such advances totaled $4.2 million and are expected to be as much as $5.0 million upon the consummation of the distribution.

      The loan agreement provides for a maturity of twenty four months from the distribution date and contemplates interest payments at a rate of 5% per year for the first 12 months after the distribution date and 12% per year thereafter, or 18% during the continuance of an event of default, payable quarterly. LPI may voluntarily prepay at any time without penalty. LPI will be required to make principal prepayments to the extent of amounts realized by LPI in any sale or encumbrance of LPI's assets (other than in the ordinary course of business), from the net proceeds of any sales of LPI's equity securities exceeding $1.5 million (including in any rights offering) and to the extent of any excess cash flow as defined in the loan agreement. CMRG will hold a security interest in all of LPI's assets and LPI's subsidiary, Securex LLC, will guarantee LPI's obligations thereunder and pledge its assets to secure its guarantee obligations. The loan agreement restricts LPI from incurring indebtedness other than obligations LPI owes to CMRG, indebtedness existing on the date the loan agreement is entered into, certain accounts payable to trade creditors and other indebtedness not to exceed $1 million. It is an event of default under the loan agreement if LPI's net book value falls below a deficit of $3.5 million or, beginning in LPI's fourth fiscal quarter of fiscal 2005, if EBITDA (as defined in the loan agreement) does not exceed zero on a rolling four quarter average basis.

      For a full understanding of the terms of the loan and security agreement, we refer you to the full text of the agreement, which has been filed as Exhibit
10.2 to the Form 10 registration statement of which this information statement forms a part.

Tax Sharing Agreement

      Prior to and effective upon consummation of the distribution, CMRG and LPI will enter into a tax sharing agreement that will provide, among other things, for the allocation of federal, state and local tax liabilities for periods prior to and including the date the distribution is completed. Through such date, LPI will be included in the consolidated federal income tax returns of CMRG and, in certain states, the state tax returns of CMRG. In general, the tax sharing agreement will provide that LPI will be liable for taxes related to LPI for all periods prior to consummation of the distribution. In addition, LPI will not be entitled to any refunds related to LPI for periods prior to consummation of the distribution.

      Though valid as between CMRG and LPI, the tax sharing agreement will not be binding on the Internal Revenue Service and does not affect the several liability of CMRG and LPI for all federal income taxes of the consolidated group required to be shown on the consolidated federal income tax return. As of the date of this filing, neither LPI nor CMRG has been notified of any unpaid and/or outstanding tax liabilities. For a full understanding of the terms of the tax sharing agreement, we refer you to the full text of the agreement, which has been filed as Exhibit 10.3 to the Form 10 registration statement of which this information statement forms a part.

Loss Prevention Service Agreement between LPI and CMRG

      Effective October 1, 2002, LPI and CMRG executed a three year contract for loss prevention services. Under the contract, LPI has, and will continue to provide to CMRG, a full loss prevention services program, including consulting, corporate asset protection and retail loss prevention services. The agreement is terminable by either CMRG or LPI upon default of the other, but each party has the opportunity to cure their default within thirty days from receipt of a notice from the other party of a failure to perform, or, in the case of a default based upon a failure to pay, within ten days from receipt of such notice. Because this contract was entered into when LPI was a wholly-owned subsidiary of CMRG, it was not negotiated at arms length. During fiscal years 2001, 2002, 2003 and the nine months ended November 1, 2003, CMRG-related revenue has been 34.4%, 19.1%, 18.0% and 17.1% of total LPI revenues, respectively. Also, for the nine-month period ended November 1, 2003, total cash receipts from CMRG were approximately $733,000.

      For a full understanding of the terms of the loss prevention service agreement, we refer you to the full text of the agreement, which has been filed as Exhibit 10.11 to the Form 10 registration statement of which this information statement forms a part.

Sublease Agreement

      LPI's corporate headquarters is presently located at 66 B Street in Needham, Massachusetts. This location is being subleased from CMRG. CMRG had been occupying the Needham building until shortly after the Casual Male asset purchase, at which time CMRG relocated its headquarters to Canton, Massachusetts. The term of the sublease commenced as of January 1, 2003 and terminates on December 31, 2005. The subleased space consists of approximately 19,000 square feet. The permitted use of the premises is for office use and for the storage (as ancillary to its use as office space) of LPI's product inventory. The annual base rent throughout the entire term is $8.00 per square foot. LPI is also required to pay a pro rata share of real estate taxes, and all operating costs.

      For a full understanding of the terms of the sublease agreement, we refer you to the full text of the agreement, which has been filed as Exhibit 10.4 to the Form 10 registration statement of which this information statement forms a part.

Other Relationships

      Mr. Levin, who is a director and will be an executive committee member of LPI, is also President, Chief Executive Officer and a director of CMRG. LPI expects that Mr. Levin will receive 2,284 shares of LPI in the distribution which will constitute less than 1% of LPI's outstanding common stock immediately following the distribution. Mr. Levin also beneficially owns approximately 1.8% of CMRG's outstanding common stock.

      Mr. Hernreich, who is, and until the consummation of the distribution will be, a director of LPI and will be appointed as an non-director member of the executive committee as of the consummation of the distribution, is Executive Vice President, Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary of CMRG. LPI expects that Mr. Hernreich will receive 772 shares of LPI in the distribution which will constitute less than 1% of LPI's outstanding common stock immediately following consummation of the distribution. Mr. Hernreich also beneficially owns approximately 0.7% of CMRG's outstanding common stock.

      Mr. Holtzman, who is an executive officer of LPI, and will be appointed as Chairman of the Board, a director, member of the executive committee and member of strategic development committee of LPI as of the date the distribution is completed, is also Chairman of the Board and an executive officer of CMRG and President and Chief Executive Officer of

Jewelcor Management, Inc., of which Mr. Holtzman, together with his wife, is indirectly the primary stockholder. LPI expects that Mr. Holtzman will beneficially own approximately 8.69% of LPI's outstanding common stock immediately following consummation of the distribution. Mr. Holtzman also beneficially owns approximately 13.10% of CMRG's outstanding common stock.

      Mr. Bernikow, who will be appointed as a director of LPI effective as of the consummation of the distribution, is also a director of CMRG. LPI expects that Mr. Bernikow will receive 22 shares of LPI in the distribution, which will constitute less than 1% of LPI's outstanding common stock immediately following consummation of the distribution.

      Jeffrey Unger, an employee of CMRG, will be appointed as LPI's vice president of investor relations. LPI expects that Mr. Unger will receive a salary and options for his service in this capacity. In addition, the services of another CMRG employee will be made available to LPI and LPI expects that this person will receive options for service in such capacity.

      LPI and Jewelcor will enter into a consulting agreement prior to and effective upon consummation of the distribution. The term of the agreement will be for two years. The consulting agreement will automatically renew each year thereafter on its anniversary date for additional one year terms, unless ninety days prior notice of termination is given by either party. Pursuant to the agreement, Jewelcor will assist in developing and implementing LPI's strategic initiatives and perform other related consulting services as may be agreed upon between Jewelcor and LPI. In consideration of the services to be provided to LPI by Jewelcor, LPI will compensate Jewelcor at a rate of $100,000 per year, payable either in cash or in LPI common stock if irrevocably elected by Jewelcor. The agreement also includes a significant disincentive for non-performance, which will require Jewelcor to pay LPI a penalty equal to 150% of any unearned consulting services.

      Jewelcor, Mr. Holtzman, or other members of the LPI board or the LP1 executive committee or their respective affilates, may, in the future, be retained to perform additional services for LPI in connection with acquisition opportunities or other matters and may receive fees for such services, which fees may be payable in cash of equity securities or otherwise as the parties may agree. Any such service and fees will be subject in each case to approval by the members of the LPI board who have no precuniary interest in such transaction.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
                            DIRECTORS AND MANAGEMENT

      Prior to this distribution, CMRG will have owned 80% of the outstanding shares of LPI common stock. The remaining 20% of LPI common stock is represented by restricted stock owned by certain of LPI's management and an LPI director.

Security Ownership of Certain Beneficial Owners

Common Stock

      The following table sets forth certain information with respect to persons, who are beneficial owners of more than five percent of the issued and outstanding shares of CMRG common stock as of February 13, 2004 and who may be beneficial owners of more than five percent of the issued and outstanding shares of LPI common stock immediately following consummation of the distribution. The table sets forth (i) the beneficial ownership of CMRG common stock as of February 13, 2004 and (ii) the estimated beneficial ownership of LPI common stock immediately following distribution based on each individual's beneficial ownership of CMRG common stock on February 13, 2004. These projections are based on a distribution of one share of LPI common stock in respect of every one hundred shares of CMRG common stock beneficially owned by the listed persons as of February 13, 2004. Although there is no assurance that they would do so, any one or more of Jewelcor Management, Inc. and the other stockholders referred to below may acquire additional shares of LPI common stock through open market purchases following the distribution.

      Certain numbers below reflect shares of CMRG common stock issuable upon the exercise of presently exercisable options and warrants, although such options and warrants do not entitle their holder to shares of LPI common stock in this distribution, except to the extent such options and warrants are exercised prior to the record date for this distribution.


                                                            Shares of CMRG Common Stock      Estimated Shares of LPI Common Stock
                                                                 Beneficially Owned              Beneficially Owned After the
                                                             as of February 13, 2004 (1)              distribution (2)
                                                          -------------------------------    ------------------------------------
Name                                                       Number             Percentage          Number           Percentage
----                                                       ------             ----------          ------           ----------

Jewelcor Management, Inc. ........................        4,123,973           11.68%  (3)         38,970           8.66% (4)
100 N. Wilkes Barre Blvd
Wilkes Barre, Pennsylvania 18702

Clark Partners I, L.P. ...........................        2,446,324            6.93%  (5)         21,993           4.89%
1 Rockefeller Plaza, 31st Floor
New York, New York 10020

Wellington Management Group, LLP .................        2,332,300            6.65%  (6)         23,323           5.18%
75 State Street
Boston, Massachusetts 02109

Husic Capital Management .........................        2,231,316            6.36%  (7)         22,314           4.96%
555 California Street, Suite 2900
San Francisco, California 94104

Baron Capital Group, Inc. ........................        2,257,353            6.17%  (8)          7,500           1.67%
767 Fifth Avenue, 49th Floor
New York, New York 10153

Gardner Lewis Asset Management L. P ..............        2,045,900            5.83%  (9)         20,459           4.55%
285 Wilmington West Chester Pike
Chadds Ford, PA 19317

(1) As of February 13, 2004, 35,074,733 shares of CMRG common stock were issued and outstanding.

(2) LPI expects that 450,000 shares of its common stock will be outstanding immediately following consummation of the distribution. This includes the 90,000 shares of restricted stock held by members of management and a director of LPI.

(3) Jewelcor has indicated to the Company that it is the beneficial owner of 4,123,973 shares of CMRG common stock. Includes 227,059 shares of CMRG common stock issuable upon the exercise of warrants, which are exercisable within 60 days. Excludes 576,099 shares (including 563,334 shares subject to options exercisable within 60 days) owned individually by Mr. Holtzman. Mr. Holtzman is the Chairman of the Board, President and Chief Executive Officer and, indirectly with his wife, the primary stockholder of Jewelcor.

(4) Excludes 127 shares owned individually by Mr. Holtzman.

(5) The Clark Estates, Inc. has indicated to LPI that, as of February 13, 2004, it was the beneficial owner of 2,446,324 shares of CMRG common stock, all of which are held of record by Clark Partners I, L.P. Includes 247,059 shares of CMRG common stock issuable upon the exercise of warrants, which are exercisable within 60 days.

(6) CMRG has received Amendment No. 1 to Schedule 13G filed February 13, 2004, stating that Wellington Management Group, LLP was the beneficial owner of the number of shares of CMRG common stock set forth opposite its name in the table.

(7) CMRG has received Amendment No. 4 to Schedule 13G filed February 10, 2004, stating that Husic Capital Management was the beneficial owner of the number of shares of CMRG common stock set forth opposite its name in the table.

(8) CMRG has received Amendment No. 1 to Schedule 13G filed February 13, 2004, stating that Baron Capital Group, Inc. was the beneficial owner of the number of shares of CMRG common stock set forth opposite its name in the table. Includes 1,507,353 shares subject to warrants exercisable within 60 days.

(9) CMRG has received a Schedule 13G filed February 11, 2004, stating that Gardner Lewis Asset Management was the beneficial owner of the number of shares of CMRG common stock set forth opposite its name in the table.

Security Ownership of Management

      The following table sets forth (i) the beneficial ownership of CMRG common stock as of February 13, 2004 and (ii) the estimated beneficial ownership of LPI common stock immediately following the distribution with respect to the directors of LPI and a former director of LPI, who will be a non-director member of LPI's executive committee as of the date the distribution is completed, the listed executive officers of LPI and the directors and executive officers of LPI as a group. Except as indicated, each person has sole voting and investment power with respect to all shares of CMRG common stock and LPI common stock shown as beneficially owned by such person, subject to community property laws where applicable.

      Certain numbers below reflect shares of CMRG common stock issuable upon the exercise of presently exercisable options and warrants, although such options and warrants do not entitle their holder to shares of LPI common stock in this distribution, except to the extent such options and warrants are exercised prior to the record date for this distribution.


                                                       Shares of CMRG
                                                        Common Stock           Estimated Shares
                                                     Beneficially Stock         of LPI Common
                                                           Owned               Beneficially
                                                        as of February          Owned After the
                                                         13, 2004 (1)          Distribution (2)
                                                  ----------------------      ------------------
Name and Position with LPI                           Number    Percentage      Number   Percentage
--------------------------                           ------    ----------      ------   ----------

Seymour Holtzman....................................4,700,072  13.10% (3)      39,097     8.69% (4)
   Chairman of the Board, Director
   and Executive  Committee member
David A. Levin......................................  636,640   1.79% (5)       2,284         *
   Director and Executive
Committee member
Alan S. Bernikow....................................   16,105       * (6)          22         *
   Director
William N. Britton..................................       --      --              --        --
   Director
Andrew Cohan........................................       --      --              --        --
   Director
Stewart L. Cohen  ..................................    23,500      *             235         *
   Director
Thomas Filandro  ...................................        --     --          10,000      2.22% (7)
   Director
Dennis R. Hernreich(8)..............................   253,866      * (9)         772         *
   Executive Committee member,
former Director
Steven P. May.......................................        --     --          26,000      5.78% (10)
   President, Director and
Executive Committee
      Member
Craig Matsumoto.....................................        --     --          22,400      4.98% (11)
   Senior Vice President, Chief
      Operating Officer and
      Secretary
Douglas A. Laue.....................................        --     --           9,200      2.04% (12)
   Senior Vice President and Chief
Financial Officer
Directors and Executive Officers
      as a group (11 persons)                        5,630,183  15.44% (13)   110,010     24.45% (14)

---------------
* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable upon the exercise of options held by that person that are currently exercisable, or that will become exercisable within 60 days, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. Percentage ownership is based on 35,074,933 shares of CMRG common stock outstanding as of February 13, 2004, plus securities deemed to be outstanding with respect to individual stockholders pursuant to Rule 13d-3(d)(1) under the Exchange Act.

(2) LPI expects that 450,000 shares of its common stock will be issued and outstanding immediately following the consummation of the distribution. This number Includes 90,000 shares of restricted stock held by LPI's executive officers, a director and certain other employees.

(3) Mr. Holtzman may be deemed to have voting and investment power over 4,700,072 shares of CMRG common stock, which includes 4,123,973 shares (including warrants to acquire 227,059 shares) beneficially owned by Jewelcor, of which Mr. Holtzman is the Chairman of the Board, President and Chief Executive Officer and, indirectly with his wife, the primary stockholder. Includes 576,099 shares (which includes 563,334 shares subject to stock options exercisable within 60 days) owned individually by Mr. Holtzman.

(4)  Includes 127 shares owned individually by Mr. Holtzman.

(5) Includes 408,334 shares of CMRG common stock subject to stock options exercisable within 60 days.

(6) Includes 10,000 shares of CMRG common stock subject to stock options exercisable within 60 days and 4,000 shares of CMRG common stock subject to stock options exercisable within 60 days.

(7) Includes 10,000 shares of fully vested LPI restricted common stock held by Mr. Filandro.

(8) Mr. Hernreich will not be an officer or director of LPI but will be appointed as a member of the executive committee as of the date the distribution is completed.

(9) Includes 176,666 shares of CMRG common stock subject to stock options exercisable within 60 days.

(10) Includes 26,000 shares of LPI restricted stock held by Mr. May.

(11) Includes 22,400 shares of LPI restricted stock held by Mr. Matsumoto.

(12) Includes 9,200 shares of LPI restricted stock held by Mr. Laue.

(13) Includes 1,158,334 shares of CMRG common stock subject to stock options exercisable within 60 days and 231,059 shares of CMRG common stock subject to warrants exercisable within 60 days.

(14) Includes 67,600 shares of LPI restricted common stock.

                       DESCRIPTION OF CAPITAL STOCK OF LPI

      The following is a summary of the material terms of LPI capital stock. We refer you to the more complete descriptions thereof set forth in LPI's articles of incorporation (which we refer to below as the "charter"), and LPI's bylaws, both of which LPI has filed as Exhibit 3.1 and Exhibit 3.2, respectively, to the Form 10 registration statement of which this information statement forms a part.

Authorized Capital Stock

      LPI is authorized to issue up to 39,000,000 shares of common stock, par value $0.01 per share, and up to 1,000,000 shares of preferred stock, par value $0.01 per share. Immediately upon consummation of this distribution, but prior to the exercise of any options 450,000 shares of LPI common stock will be outstanding. This assumes the distribution of approximately 360,000 shares and includes the 90,000 shares of LPI restricted common stock held by members of management and a director of LPI. The Form 10 registration statement, of which this information statement forms a part, registers under the Exchange Act the LPI common stock, shares of which are being distributed by CMRG to its stockholders in this distribution. All of the outstanding shares of LPI common stock will be duly authorized, validly issued, fully paid and non-assessable as of the date issued.

Common Stock

      Voting Rights. Holders of LPI common stock are entitled to one vote per share on all matters to be voted on by stockholders and will possess all voting power, except as otherwise required by law. There are no cumulative voting rights. Corporate actions requiring approval of LPI's stockholders, other than the election of directors, are to be authorized by a majority of votes cast at a meeting of stockholders. Directors are elected by a plurality of votes cast at a stockholders meeting, unless otherwise required by law.

      Dividends. Holders of LPI's common stock are entitled to any dividends that may be declared by the board, subject to any provisions of the charter, as it may be amended from time to time, or resolutions of the board requiring that dividends be paid upon the outstanding shares of any class of preferred stock or any other capital stock ranked senior to the common stock or that LPI fulfill any obligations it may have with respect to the redemption of any outstanding preferred stock as a condition to the payment of any dividend on the common stock. This, however, does not restrict the board from declaring or paying any dividend or distribution on the common stock payable solely in shares of common stock.

      Liquidation Rights and Preemptive Rights. In the event of a liquidation, dissolution or winding up of LPI, holders of common stock are entitled to share ratably in the net assets available for distribution after satisfaction of any prior claims of holders of preferred stock or any other capital stock ranked senior to the common stock. Holders of LPI common stock have no preemptive rights to subscribe for additional shares.

Preferred Stock

      General. LPI's board is authorized, subject to any limitation prescribed by law, from time to time to issue up to an aggregate of 1,000,000 shares of preferred stock, in one or more series, each of such series to have such voting power, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereon as shall be determined by the board in a resolution providing for the issuance of such preferred stock. The shares of any class or series of preferred stock need not be identical. Thus, any series may, if so determined by LPI's board, have full voting rights together with the common stock or superior or limited voting rights, be convertible into common stock or another of LPI's securities, and have such other relative rights, preferences and limitations as LPI's board shall determine.

Governance

      Special Meetings of Stockholders. A special meeting of stockholders, unless otherwise prescribed by law, may be called only by the board pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office.

      Quorum at Stockholder Meetings. The holders of a majority of the shares of common stock issued and outstanding and entitled to vote shall constitute a quorum for the transaction of any business.

      Newly Created Directorships and Vacancies. Vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the stockholders at a meeting called for such purpose, or by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. If one or more directors resign from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, may fill such vacancy or vacancies, to take effect when such resignation or resignations become effective. The directors have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the charter or bylaws as to the number of directors required for a quorum or for any vote or other actions.

      Committees of the Board of Directors. Pursuant to the bylaws, a majority of the board may designate one or more committees, each committee to consist of one or more persons. Vacancies in membership of any committee may be filled by the vote of a majority of the board and the board may designate one or more persons as alternate members of any committee.

      Amendment of bylaws. LPI's bylaws may be amended or repealed or new bylaws may be adopted at any meeting of stockholders or by the board.

Anti-Takeover Effects of Certain Charter and Bylaw Provisions

      LPI's charter and bylaws contain provisions that may have potential anti-takeover effects. These provisions may delay or prevent a change of control of LPI. These provisions include:

      Authorized but Unissued Stock. LPI's charter authorizes the board to approve the issuance of common stock and one or more series of preferred stock, and to determine, with respect to any series, its terms, rights and preferences. One of the effects of the existence of unissued common and preferred stock may be to enable the board to render more difficult an attempt to obtain control of LPI. For example, shares of common or preferred stock issued by LPI may deter a takeover transaction by diluting the voting or other rights of the proposed acquirer, by creating a substantial voting block to support the position of the board or by effecting an acquisition that might complicate or preclude the takeover. Furthermore, the issuance of a series of preferred stock that includes class-voting rights may enable the holder to block a takeover.

      Exclusive Board Authority to Call Special Stockholder Meetings. LPI's bylaws vest the right to call a special stockholder meeting exclusively in the board.

      Advance Notice and Informational Requirements for Director Nominations and Stockholder Proposals. LPI's bylaws require stockholders wishing to bring stockholder proposals and nominations of directors before a stockholder meeting, other than at the direction of the board, to meet advance notice procedures and reveal certain information. Informational requirements include the nature of a stockholder proposal and the reasons for conducting such business at the meeting, the identity of a proposed nominee, the identity of the stockholder bringing the proposal or director nomination and the class and number of shares of LPI stock beneficially owned or represented by proxy by such stockholder and any other stockholder supporting such proposal or nomination.

      No Cumulative Voting. LPI's charter and bylaws do not provide for cumulative voting in the election of directors.

      Exclusive Board Authority to Change the Size of the Board of Directors. LPI's bylaws vest the right to set the size of the board exclusively in the board.

                     LIMITATION OF LIABILITY INDEMNIFICATION
                            OF DIRECTORS AND OFFICERS

      Under Nevada law, a corporation may indemnify any director, officer, or other person who was, is or is threatened to be made party to any proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation due to his or her corporate role. Nevada law extends this protection against expenses, including attorneys' fees, judgements, fines and amounts paid in settlement actually and reasonable incurred by him or her in connection with the proceeding if he or she acted in good faith, in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      Under Nevada law, a corporation may advance an officer's or director's expenses incurred in defending any action or proceeding. Regardless of whether a director, officer, employee or agent has the right to indemnity, Nevada law allows a corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

      LPI will indemnify each person who at any time is, or in the past served as, a director or officer of LPI, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is, or was, a director or officer of LPI, or served at the request of LPI as a director, officer, employee, trustee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding to the maximum extent permitted by the Nevada Revised Statutes. This right of indemnification is not exclusive of any other rights of indemnification to which any such director or officer may be entitled, under any by-law, agreement, vote of directors or stockholders or otherwise. Such indemnification shall include payment by LPI, in advance of the final disposition of any suit or proceedings, of expenses incurred by a director or officer in defending any such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director or officer to repay such payment if it shall ultimately be determined that he is not entitled to be indemnified by LPI. LPI may accept any such undertaking without reference to the financial ability of the person to make such repayment.

      No director of LPI will be personally liable to LPI or to any of LPI's stockholders, except to the extent that the elimination or limitation of liability is not permitted by the Nevada Revised Statues.

                                     EXPERTS

      The consolidated financial statements of LPI of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations and Parent Company equity (deficit) and cash flows for each of the periods ended May 14, 2002 and February 1, 2003, and two years in the period ended February 2, 2002, appearing in this Form 10 registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

      LPI filed with the SEC a Form 10 registration statement under the Exchange Act, with respect to the LPI common stock being distributed by CMRG to its stockholders in the distribution. This information statement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the schedules and other Exhibits thereto, and reference is made to the registration statement for further information regarding LPI and its securities. In particular, copies of certain agreements and other documents in this information statement are qualified by reference to such agreements and other documents as filed. When the registration statement becomes effective, LPI will be subject to the reporting requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the SEC. The registration statement, including the Exhibits and schedules thereto, and the reports, proxy statements and other information that may be filed by LPI with the SEC can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 233 Broadway, New York, New York 10279. Information regarding the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at the address given above. The SEC also maintains a site on the internet at http://www.sec.gov that contains reports, proxy and information statement and other information regarding registrants that file electronically with the SEC.

      No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder will imply that there has been no change in the information set forth herein or in LPI's affairs since the date hereof.

                          INDEX TO FINANCIAL STATEMENTS


                                                                       Page
                                                                       ----

Report of Independent Auditors..........................................F-2

Audited Financial Statements

Consolidated Balance Sheets.............................................F-3
Consolidated Statements of Operations and Parent Company
  Equity (Deficit)......................................................F-4
Consolidated Statements of Cash Flows...................................F-5
Notes to Consolidated Financial Statements..............................F-6

Financial Statement Schedule

Schedule II - Valuation and Qualifying Accounts.........................F-18

                         Report of Independent Auditors

To the Board of Directors and Stockholder of LP Innovations, Inc.:

We have audited the accompanying consolidated balance sheets of LP Innovations, Inc. as of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations and Parent Company equity (deficit), and cash flows for each of the periods ended May 14, 2002 and February 1, 2003, and the two years in the period ended February 2, 2002. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LP Innovations, Inc. at February 1, 2003 and February 2, 2002, and the consolidated results of its operations and its cash flows for each of the periods ended May 14, 2002 and February 1, 2003, and the two years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                        /s/ Ernst & Young LLP

Boston, Massachusetts
August 1, 2003
Except for note L,
as to which the date is February 20, 2004


                              LP Innovations, Inc.

                           Consolidated Balance Sheets

                                                                       Company          Predecessor          Company
                                                                      February 1,        February 2         November 1,
                                                                         2003              2002                2003
                                                                     --------------------------------------------------
                                                                                                            (unaudited)
Assets
Current assets:
   Cash                                                              $     1,506         $      --          $    48,116
   Accounts receivable, net of allowance for doubtful
     accounts of $235,829 and $700,000 at February 1, 2003
     and February 2, 2002, respectively                                1,799,597             871,348          1,415,222
   Accounts receivable from related parties                              158,062              38,144            157,052
   Inventory                                                             200,239             666,590            286,951
   Other assets                                                          108,107              30,687            278,727
                                                                     -----------         -----------        -----------
     Total current assets                                              2,267,511           1,606,769          2,186,068

Property and equipment, net of accumulated depreciation
                                                                         268,103             572,462            392,179

Other assets                                                             537,886                --              507,973
                                                                     -----------         -----------        -----------

Total assets                                                         $ 3,073,500         $ 2,179,231        $ 3,086,220
                                                                     ===========         ===========        ===========


Liabilities and Parent Company equity (deficit)
Current liabilities:
   Accounts payable                                                  $   403,002         $   964,524        $   440,415
   Accrued expenses                                                      707,966             440,045            551,479
   Advances from Parent Company                                        2,835,455                --            4,249,569
   Short-term portion of debt                                             18,275                --               25,717
                                                                     -----------         -----------        -----------
     Total current liabilities                                         3,964,698           1,404,569          5,267,180

Long-term debt                                                            45,352                --               40,003
                                                                     -----------         -----------        -----------
                                                                       4,010,050           1,404,569          5,307,183

Parent Company equity (deficit)                                         (936,550)            774,662         (2,220,963)
                                                                     -----------         -----------        -----------

Total liabilities and Parent Company equity (deficit)
                                                                     $ 3,073,500         $ 2,179,231        $ 3,086,220
                                                                     ===========         ===========        ===========


                            See accompanying notes.


                              LP Innovations, Inc.

    Consolidated Statements of Operations and Parent Company Equity (Deficit)

                                                  Company                                Predecessor                  Company
                                                 --------------------------------------------------------------------------------
                                                                 For the period        Fiscal Year ended
                                                For the period     February 3,      -------------------------       For the nine
                                                May 15, 2002 to      2002 to        February 2,     February 3,     months ended:
                                                February 1, 2003   May 14, 2002        2002            2001          November 1,
                                                                                                                     (unaudited)
Sales:
   Third party                                   $ 5,504,662      $ 2,313,792      $ 6,208,387      $ 2,185,686      $ 5,860,193
   Related party                                   1,303,680          412,108        1,466,991        1,146,723        1,208,594
                                                 -----------      -----------      -----------      -----------      -----------
       Total sales                                 6,808,342        2,725,900        7,675,378        3,332,409        7,068,787
Cost of sales                                      5,889,676        2,686,959        6,713,187        2,135,839        5,222,666
                                                 -----------      -----------      -----------      -----------      -----------
Gross profit                                         918,666           38,941          962,191        1,196,570        1,846,121
                                                 -----------      -----------      -----------      -----------      -----------

Expenses:
   Selling, general and administrative             1,785,032        1,785,155        5,646,359        2,820,647        2,587,604

   Provision for doubtful accounts                   235,829          128,025          700,000             --             70,867
   Depreciation                                       19,461           53,038           47,492           17,493           52,090
   Write-down of goodwill                               --               --            100,000             --               --
                                                 -----------      -----------      -----------      -----------      -----------
       Total expenses                              2,040,322        1,966,218        6,493,851        2,838,140        2,710,561
                                                 -----------      -----------      -----------      -----------      -----------

Operating Loss                                    (1,121,656)      (1,927,277)      (5,531,660)      (1,641,570)        (864,440)

Financing costs                                         --               --               --               --            354,959
Interest expense                                      42,539             --               --               --            111,779
                                                 -----------      -----------      -----------      -----------      -----------
Net loss
                                                  (1,164,195)      (1,927,277)      (5,531,660)      (1,641,570)      (1,331,178)

Parent Company equity (deficit)
     beginning of the period                       1,828,895          774,662          873,857          304,430         (936,550)
Parent Company funding                                  --          2,981,510        5,432,465        2,210,997           46,765
Acquisition of net assets by
     Designs LPI Corp.                            (1,601,250)            --               --               --               --
                                                 -----------      -----------      -----------      -----------      -----------
Parent Company equity (deficit)
     end of the period                           $  (936,550)     $ 1,828,895      $   774,662      $   873,857      $(2,220,963)
                                                 ===========      ===========      ===========      ===========      ===========


                              LP Innovations, Inc.

                      Consolidated Statements of Cash Flows

                                        Company                                   Predecessor                    Company
                                    ------------------------------------------------------------------------------------------
                                     For the period May    For the period                                       For the nine
                                          15, 2002         February 3, 2002      For the year ended             months ended
                                             to                  to           February 2,    February 3,         November 1,
                                      February 1, 2003      May 14, 2002         2002           2001               2003
                                    ------------------------------------------------------------------------------------------
                                                                                                               (unaudited)
Operating activities
Net loss                                  $(1,164,195)     $(1,927,277)     $(5,531,660)     $(1,641,570)     $(1,331,178)
Adjustments to reconcile net loss
to net cash used in operating
activities:
     Depreciation                              19,461           53,038           47,492           17,493           52,090
     Write-down of goodwill                      --               --            100,000             --               --
     Write-down of inventory                     --               --               --               --            155,790
     Write-down of financing costs               --               --               --               --            354,959
     Issuance of Restricted Stock                --               --               --               --             46,765
     Provision for doubtful accounts          235,829          128,025          700,000             --             70,867
     Changes in operating assets
       and liabilities:
       Accounts receivable                 (2,035,426)        (292,095)        (936,918)        (398,791)         313,508
       Accounts receivable from
          related parties                    (158,062)        (159,953)          32,446          (70,590)           1,010
       Inventory                               80,553          385,798         (590,124)         (75,636)        (242,502)
       Other assets                          (615,837)             531          (30,687)            --           (495,666)
       Accounts payable and accrued
          expenses                            873,221       (1,166,822)       1,257,287          132,749         (119,074)
                                          -----------      -----------      -----------      -----------      -----------
Net cash used in operating
       activities                          (2,764,456)      (2,978,755)      (4,952,164)      (2,036,345)      (1,193,431)

Investing activities
Purchase of business                             --               --               --           (100,000)            --
Purchases of property and equipment           (69,493)          (2,755)        (506,387)         (52,493)        (172,384)
                                          -----------      -----------      -----------      -----------      -----------
Net cash used in investing
      activities                              (69,493)          (2,755)        (506,387)        (152,493)        (172,384)

Financing activities
Parent Company contributions                     --          2,981,510        5,432,465        2,210,997             --
Advances from Parent Company                2,835,455             --               --               --          1,410,332
Issuance (repayment) of debt                     --               --               --               --              2,093
                                          -----------      -----------      -----------      -----------      -----------
Net cash provided by financing              2,835,455        2,981,510        5,432,465        2,210,997        1,412,425
      activities
                                          -----------      -----------      -----------      -----------      -----------

Net increase (decrease) in cash                 1,506             --            (26,086)          22,159           46,610

Cash at beginning of period                      --               --             26,086            3,927            1,506
                                          -----------      -----------      -----------      -----------      -----------

Cash at end of period                     $     1,506      $      --        $      --        $    26,086      $    48,116
                                          ===========      ===========      ===========      ===========      ===========
 Supplemental Cash Flow Information
 Acquisition of fixed assets
     financed by vendor                   $    63,627      $      --        $      --        $      --        $      --
                                          ===========      ===========      ===========      ===========      ===========

                            See accompanying notes.

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Line of Business
The accompanying consolidated financial statements include the accounts of LP Innovations, Inc., a Nevada corporation (the "Company") and, for periods prior to May 15, 2002, LP Innovations, Inc., a Massachusetts corporation (which we refer to as "Predecessor" or "Former LPI"). The Company is a wholly-owned subsidiary of Casual Male Retail Group, Inc. ("CMRG" or the "Parent Company"). On May 14, 2002, the Parent Company (then known as Designs, Inc.) acquired substantially all of the assets of Casual Male Corp. and certain of its subsidiaries pursuant to a bankruptcy court ordered auction. In the asset purchase transaction, LP Innovations, Inc. (then known as Designs LPI Corp., and which we refer to as "Delaware LPI"), a Delaware corporation and wholly-owned subsidiary of CMRG, acquired substantially all of the assets of Former LPI, a wholly-owned subsidiary of Casual Male Corp. which was in bankruptcy. On November 27, 2002, Delaware LPI merged with the Company in order to effect its reincorporation in Nevada. All assets, liabilities and results of operations of Casual Male Corp. that relate to the loss prevention, alarm and security central monitoring businesses are reflected in the financial statements of LPI. For a full description of the acquisition and fair value of the assets acquired, see Note J.

The Company is engaged in providing outsourced loss prevention solutions to the retail industry, including in-store audits, investigations, point-of-sale exception based reporting and security equipment sales, installation and monitoring.

In September 2002, the board of directors of CMRG approved a plan to spin off the Company in a distribution of the Company's common stock to CMRG stockholders. Immediately following the consummation of the distribution, which is expected to be completed during fiscal year 2004, the Company will be a separate, publicly-held company.

The consolidated financial statements include the accounts of the Company and, since December 30, 2000, the accounts of its wholly owned subsidiary, Securex LLC ("Securex") (see Note H). All intercompany accounts, transactions and profits have been eliminated.

As discussed in Note G, certain selling, general and administrative costs of CMRG or, prior to May 14, 2002, Casual Male Corp. have been allocated to the Company based on certain allocation criteria, principally sales. In the opinion of management, the methods for allocating such costs are reasonable. It is not practicable to estimate additional costs, if any, that would have been incurred by the Company had it operated as a separate entity during the periods presented.

Use of Estimates
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Interim Financial Statements
The unaudited financial statements as of November 1, 2003 and for the nine month period then ended may be subject to normal year-end adjustments. These statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the Company's financial position, results of operations and cash flows for the periods indicated.

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fiscal Year
The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal years 2003, 2002 and 2001 ended on February 1, 2003, February 2, 2002 and February 3, 2001, respectively. Fiscal years 2003 and 2002 were 52-week periods; fiscal 2001 was a 53-week period.

Revenue Recognition
The Company provides loss prevention solutions and security system installations to clients on either a service contract or project basis, respectively. Revenues from retail loss prevention service contracts are recognized ratably over the life of the contract, usually 12 months. These contracts do not require up-front payments and no amounts are considered refundable. Equipment and labor revenues from security system installation projects are recognized upon completion of the project when the customer accepts the equipment placed into service and have no relationship to the retail loss prevention service contracts.

Inventory
Inventory consists principally of security equipment for resale to clients and is carried at the lower of cost or market on the first-in, first-out basis.

Income Taxes
The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

For each of the three years in the period ended February 1, 2003, the Company was included in the consolidated federal and certain state income tax returns of its parent for income tax reporting purposes. However, income taxes in the Company's consolidated financial statements were calculated as if the Company had filed separate income tax returns for all periods presented.

Upon completion of the May 2002 purchase of the Predecessor's assets by Designs LPI Corp., the carrying amount of the Company's assets and liabilities was adjusted to reflect the acquisition price paid by Designs LPI Corp. As a result, any deferred tax assets or liabilities recorded by Predecessor prior to the May 2002 purchase were eliminated effective with the purchase. For reporting periods ending after May 2002, the Company's financial statements present only those deferred tax assets and liabilities that arose subsequent to the May 2002 purchase.

Property and Equipment
Property and equipment are stated at cost. Major additions and improvements are capitalized while repairs and maintenance are charged to expense as incurred. Depreciation is computed on the straight-line method over the assets' estimated useful lives as follows:

      Equipment                  Three to five years
      Furniture and fixtures     Five to seven years
      Hardware and software      Three to five years

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs
Advertising costs, which are included in selling, general and administrative expenses, are expensed when incurred. Advertising expense was $389,733, $222,763 and $190,930 for fiscal 2003, 2002 and 2001, respectively. Advertising expense of $389,733 is comprised of the predecessor amount of $173,636, and Company amount of $216,097.

Impairment of Long-Lived Assets
The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company reviews its long-lived assets for events or changes in circumstances that might indicate the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of the assets by determining whether the carrying value of such assets over the remaining lives can be recovered through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company's average cost of funds.

Concentration of Credit Risk
The credit risk with respect to accounts receivable is minimized by the creditworthiness of the Company's customers and the Company's credit and collection policies. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. For the periods ended May 14, 2002 and February 1, 2003, and fiscal, 2002 and 2001, respectively, sales to Casual Male Corp. and Designs, collectively, represented 18%, 24%, 19% and 34% of revenue. Amounts receivable from Casual Male Corp. and Designs, collectively, represented 8% and 4%, respectively, of accounts receivables at February 1, 2003 and February 2, 2002. For the periods ended May 14, 2002 and February 1, 2003, and fiscal 2002 and 2001, sales to another, unrelated customer accounted for 16%, 19%, 20% and 38%, respectively, of total revenue and 20% and 28%, respectively, of accounts receivable at February 1, 2003 and February 2, 2002.

Financial Instruments
The recorded values of financial instruments, including receivables and accounts payable, approximate fair value due to their short maturity.

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions are effective for financial statements issued for fiscal years ending after December 15, 2002.

Although the Company has elected the disclosure-only alternative of SFAS 123, through November 1, 2003, the Company has not issued any stock-based compensation for which compensation expense has not been recognized. Therefore, no pro forma earnings per share disclosure is necessary.

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


B.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                      February 1, 2003   February 2, 2002
                                   ---------------------------------------

Furniture and equipment                    $215,428          $626,968
Hardware and software                        93,742            22,908
                                   ---------------------------------------
                                            309,170           649,876
Less accumulated depreciation                41,067            77,414
                                   ---------------------------------------
Total property and equipment               $268,103          $572,462
                                   =======================================


C.    INCOME TAXES

The components of the net deferred tax assets as of February 1, 2003 and February 2, 2002 are as follows:


                                   February 1, 2003     February 2, 2002
                                   -------------------------------------
Excess of book over tax (tax over   $    (16,000)       $      7,000
   book) depreciation
Allowance for doubtful accounts           87,000             252,000
Inventory valuation reserve               38,000             101,000
Net operating loss carryforwards         300,000           2,469,000
                                   -------------------------------------
Total deferred tax assets                409,000           2,829,000
Valuation allowance                     (409,000)         (2,829,000)
                                   -------------------------------------
Deferred tax assets, net            $          -        $         -
                                   -------------------------------------


As of February 1, 2003, the Company had net operating loss carryforwards of approximately $800,000 for federal and state income tax purposes that would have been available to offset future taxable income through fiscal year 2023. Realization of the Company's deferred tax assets, which relate principally to these net operating loss carryforwards, was dependent on generating sufficient taxable income in the future. In consideration of the Company's losses since inception, management is unable to conclude that it is more likely than not the deferred tax assets will be realized; accordingly, a full valuation allowance has been recorded.

As discussed in Note A, any deferred tax assets or liabilities recorded by the Company prior to its May 2002 purchase by Designs LPI Corp. were eliminated effective with the purchase. For reporting periods ending after May 2002, the Company's financial statements present only those deferred tax assets and liabilities that arose subsequent to the May 2002 purchase.

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


C.    INCOME TAXES (continued)

The provision (benefit) for income taxes consists of the following:


                                For the period May      For the period
                                   15, 2002 to        February 3, 2002 to    Year ended        Year ended
                                February 1, 2003         May 14, 2002      February 2, 2002  February 3, 2001
                                ------------------    -------------------  ----------------  ----------------

Current:
     Federal                       $  (294,000)          $  (555,000)        $(1,454,000)         (470,000)
     State                             (26,000)              (51,000)           (132,000)          (43,000)
                                   -----------           -----------         -----------       -----------
                                      (320,000)             (606,000)         (1,586,000)         (513,000)
                                                         -----------         -----------       -----------
Deferred:
     Federal                       $   294,000           $   555,000         $ 1,454,000           470,000
     State                              26,000                51,000             132,000            43,000
                                   -----------           -----------         -----------       -----------
                                       320,000               606,000           1,586,000           513,000
                                   -----------           -----------         -----------       -----------
Total provision/(benefit)          $      --             $      --           $      --         $      --
                                   -----------           -----------         -----------       -----------

The following is a reconciliation between the statutory and effective income tax rates:


                                For the period May      For the period
                                   15, 2002 to        February 2, 2002 to    Year ended        Year ended
                                February 1, 2003         May 14, 2002      February 2, 2002  February 3, 2001
                                ------------------    -------------------  ----------------  ----------------


Federal income tax at the
statutory rate                          34%                    34%                 34%               34%
State income and other taxes,
net of federal tax benefit               3%                     3%                  3%                3%
Change in valuation allowance          (37)%                  (37)%               (37)%             (37)%
                                   --------               --------           ---------          --------

Provision/(benefit) for income tax       0%                     0%                  0%                0%
                                   ========               ========           =========          ========


The Company neither paid income taxes nor received income tax refunds for fiscal years 2003, 2002 or 2002.

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


D.    ADVANCES FROM PARENT COMPANY

As noted in Note A above, on May 14, 2002, CMRG acquired substantially all of the assets of Casual Male Corp. and certain of its subsidiaries pursuant to a bankruptcy court ordered auction. In the asset purchase transaction, all prior equity interests of Casual Male Corp. in LPI were eliminated in purchase accounting.

Advances from Parent Company at February 1, 2003 and November 1, 2003 represent advances from CMRG to LPI to fund LPI's operations since May 14, 2002.

Advances from Parent Company accrue interest at a rate of 4.0%, compounded monthly. The interest was calculated based upon the average outstanding balance at each month-end. During the period from May 15, 2002 through February 1, 2003, total interest expense amounted to $42,539.


E.    LONG TERM DEBT

During January 2003, the Company entered into a financing agreement with a software vendor to purchase accounting and management software. The financing agreement allows a total financing amount of $80,136 at a rate of 10.9%, to be paid in regular monthly payments of $2,600 over a 36-month period beginning April 1, 2003.

Amounts outstanding under this arrangement at February 1, 2003 were as follows:

Total debt                                  $63,627
Less: short-term portion                     18,275
                                   -----------------
Long-term portion                           $45,352
                                   =================


F.    COMMITMENTS AND CONTINGENCIES

As of February 1, 2003, the Company was obligated to pay under operating leases for its corporate headquarters and certain equipment as follows:

Fiscal 2004                                $177,710
Fiscal 2005                                 177,777
Fiscal 2006                                 165,110
Fiscal 2007                                   4,239
Fiscal 2008                                   2,281
Thereafter                                      570
                                   -----------------
                                           $527,687
                                   =================

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003



G.    TRANSACTIONS WITH AFFILIATES

Prior to the acquisition of substantially all of the assets of Casual Male Corp. by CMRG, the net operations of LPI were entirely funded through capital contributions from Casual Male Corp. Subsequent to the acquisition by CMRG, the operations of LPI have been funded by advances from CMRG.

Certain general and administrative expenses of the Company, including rent expense related to the Company's corporate offices and certain equipment used by the Company, are incurred directly by CMRG or, prior to May 15, 2002, Casual Male Corp., and charged to the Company using allocation criteria, primarily sales (including related party sales). For the period ended May 14, 2002 and February 1, 2003, and for fiscal 2002 and 2001, such expenses totaled $358,525, $435,352, $833,616 and $455,180, respectively, and are included in selling, general and administrative expenses in the accompanying statements of operations and Parent Company equity (deficit). In the opinion of management, the methods for allocating such costs are reasonable. It is not practicable to estimate additional costs, if any, that would have been incurred by the Company had it operated as a separate entity during the periods presented.

The Company provides loss prevention services to CMRG and, prior to May 15, 2002, Casual Male Corp. and Designs. Aggregate revenue for the period ended May 14, 2002 and February 1, 2003, and for fiscal 2002 and 2001 derived from Casual Male Corp., CMRG and Designs totaled $1,303,680, $412,108, $1,466,991 and $1,146,723, respectively.

Prior to the acquisition in May 2002, employees of the Company participated in the 401(k) profit sharing plan of Casual Male Corp. (the Plan). Under the Plan, Casual Male Corp. matched 50% of each qualified employee's contribution up to 6% of the employee's salary. Subsequent to the acquisition, the Plan is administered by CMRG with no significant change to the provisions of the Plan.

During December 2002 the Company entered into a sub-lease agreement with CMRG for the lease of the Company's corporate headquarters. The lease began on January 1, 2003 for a period of 36 months at a rate of $12,666 per month.

Certain debt obligations of CMRG are secured by a lien on all of the assets of CMRG and its subsidiaries. As a result of these debt obligations of CMRG, a lien exists on all of the Company's and Securex's assets as of February 1, 2003.


H.    ACQUISITION OF SECUREX

In January 2001, the Company paid $100,000 to acquire all of the assets of Securex, a security business. The acquisition was accounted for as a purchase under accounting principles generally accepted in the United States. At acquisition, the fair value of the net tangible assets acquired was immaterial and the entire purchase price was allocated to goodwill. In fiscal 2002, due in part to the uncertainty resulting from the Casual Male Corp. bankruptcy, management determined that the carrying amount of the goodwill should be written off.

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


I.    SEGMENT DATA

Since the acquisition of Securex by Former LPI, the Company had two reportable segments: retail loss prevention (Retail LP) and Securex. The Company's Retail LP division provides outsourced loss prevention solutions to companies in the retail industry. These solutions include in-store audits, investigations, employee training and awareness, and point-of-sale exception based reporting software and data-mining. The Company's Securex division sells and installs security equipment and provides alarm and security central monitoring services.

The Company evaluates the performance of its Retail LP and Securex segments based on sales and operating income. All expenses have been allocated based either on specific identification or on revenues, whichever is most appropriate. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There were no intersegment sales and transfers during any period.

The Company's reportable segments are business units that offer different products and/or services. The reportable segments are each managed separately because they provide different services and sell distinct products. In fiscal year 2001, the Company had only one reportable segment.

                                      For the period February 3, 2002
                                          to ended May 14, 2002
                              -------------------------------------------------
                               Retail LP         Securex             Total
                              -------------------------------------------------

Revenues - Third-party        $ 1,405,502       $   908,290        $ 2,313,792
Revenues - Intercompany           318,395            93,713            412,108
                              ------------------------------------------------
  Total revenues                1,723,898         1,002,002          2,725,900
Gross margin                      951,459          (912,518)            38,941
Selling, general and
  administrative                1,128,957           656,198          1,785,155
Provision for doubtful
  accounts                         10,000           118,025            128,025
Depreciation                       33,542            19,496             53,038
                              ------------------------------------------------
Segment loss                  $  (221,041)      $(1,706,237)       $(1,927,278)
                              ================================================


Segment Assets                $ 1,345,040       $   584,807        $ 1,929,847
Expenditures for long
    lived assets                   43,682            25,811             69,493


                              For the period May 15, 2002 to February 1, 2003
                          -----------------------------------------------------
                                Retail LP    Securex  Corporate(1)    Total
                          -----------------------------------------------------

Revenues - Third party         $3,624,440   $1,880,222   $ --       5,504,662
Revenues - Intercompany           805,095      498,585     --       1,303,680
                                                                   ----------
  Total revenues                4,429,534    2,378,808     --       6,808,342
Gross margin                      472,839      445,827     --         918,666
Selling, general and
  administrative and
  interest                        839,953      987,619     --       1,827,572

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


I.    SEGMENT DATA (continued)

Provision for doubtful
  accounts                    96,808       139,021           --         235,829
Depreciation                  13,249         6,212           --          19,461
                        ------------------------------------------- -----------
Segment loss             $  (477,170)  $  (687,026)   $      --     $(1,164,195)
                        =======================================================

Segment Assets           $ 1,252,943   $ 1,109,406    $   711,151   $ 3,073,500

Expenditures for long
  lived assets           $    22,624   $    18,124    $    95,127   $   135,875


                                           Year ended February 2, 2002
                                      ------------------------------------------
                                      Retail LP        Securex         Total
                                      ------------------------------------------

Revenues - Third-party                $2,868,409      $3,339,978      $6,208,387
Revenues - Intercompany                1,214,520         252,471       1,466,991
                                      ------------------------------------------
  Total revenues                       4,082,929       3,592,449       7,675,378
Gross margin                             639,213         322,978         962,191
Selling, general and
  administrative                       1,361,861       4,284,498       5,646,359
Provision for doubtful
  accounts                               337,735         362,265         700,000
Depreciation                              22,272          25,220          47,492
Write-down of goodwill                      --           100,000         100,000
                                      ------------------------------------------
Segment loss                          $1,082,655      $4,449,005      $5,531,660
                                      ==========================================

Segment Assets                        $  759,551      $1,419,880      $2,179,231
Expenditures for long
  lived assets                            42,106         464,281         506,387


                                   Nine months ended November 1, 2003
                                  ----------------------------------------
                                  Retail LP     Securex       Total
                                  ----------------------------------------

Revenues - Third party            $4,170,854   $1,689,339   $5,860,193

Revenues - Intercompany              730,227      478,367    1,208,594
                                  ----------------------------------------
  Total revenues                   4,901,081    2,167,706    7,068,787

Segment loss                      $  471,235   $  859,943   $1,331,178

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003



J.  ACQUISITION OF PREDECESSOR

On May 14, 2002, pursuant to an asset purchase agreement entered into as of May 2, 2002, CMRG completed the acquisition of substantially all of the assets of Casual Male Corp. and certain of its subsidiaries for a purchase price of approximately $161 million, plus the assumption of certain operating liabilities. In the asset purchase transaction, CMRG acquired substantially all of Casual Male Corp.'s assets including, but not limited to, the assets of the Former LPI, which was a wholly-owned subsidiary of Casual Male Corp. at that time.

The transaction was recorded by CMRG using the purchase method of accounting, which requires that all assets and liabilities be valued at fair value at the time of acquisition. The allocation of purchase price for the assets of the Former LPI was based upon the value of the assets acquired. Of the total $161 million purchase price paid by CMRG, approximately $50.7 million was recorded as goodwill, which CMRG attributed solely to the premium paid to acquire the Casual Male business. No goodwill was therefore attributable to the acquisition of LPI since it was CMRG's belief that it acquired this subsidiary at fair value. The allocation of purchase price for the assets of LPI by CMRG was as follows (in thousands):


         Inventory                                  $281
         Other assets                                 30
         Property and equipment                      154
         Accounts payable and
            accrued expenses                        (238)
                                               ---------
         Total purchase price
            allocated to assets of LPI              $227
                                               =========

Coincident with the acquisition and the decision to separate the Company from its parent and operate the Company as a separate entity, the Company deemed certain property and equipment with a net carrying value of $367,735 to be no longer useful in day to day operations and therefore wrote these down to zero as part of the purchase accounting. The majority of these assets included leasehold improvements that were abandoned when the Company moved to its new headquarters facility.

K.  EQUITY PLANS

Subsequent to February 1, 2003, on October 23, 2003, the Board of Directors of LPI adopted, and subsequently amended, and CMRG, as LPI's sole stockholder at such time, approved, the LP Innovations, Inc. 2003 Stock Incentive Plan (the "Plan"). The Plan provides for the granting of stock options and restricted stock (referred to collectively as "awards"). Awards under the Plan may be granted to officers, directors, executive, managerial, professional or administrative employees of LPI and any other key persons. Options granted typically vest over three years and expire ten years from the date of grant.

LPI has reserved for issuance under the Plan 500,000 shares of LPI common stock, subject to adjustment upon the occurrence of certain corporate changes. In addition, if LPI issues additional shares of common stock the number of reserved for issuance under the Plan shall be proportionally increased up to a maximum of 5,000,000 shares. The Plan terminates on the earlier of (i) the date when all shares issuable thereunder have been issued and (ii) on October 22, 2013.

On October 23, 2003, the LPI Board of Directors granted an aggregate of 80,000 shares of restricted stock to its executive officers and certain other members of management under this Plan. Mr. May, Mr.

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


Matsumoto and Mr. Laue received 26,000, 22,400 and 9,200 shares of restricted stock, respectively. The remaining 22,400 shares of restricted stock were issued to 27 other employees.

One-third of the 80,000 shares vested immediately on the date of grant, another one-third will vest on the first anniversary of the date of grant and the final one-third on the second anniversary of the date of grant. Upon the issuance of the restricted stock grant, the fair value of these 80,000 shares, as determined by a third-party independent valuation, was approximately $100,212. LPI has recorded the $100,212 as deferred compensation expense and is amortizing the expense over the respective vesting period. Accordingly, the operating results for the nine months ended November 1, 2003 included $34,239 of compensation expense and deferred compensation expense at November 1, 2003 was $65,973.

Also on October 23, 2003, the Board of Directors of LPI granted 10,000 shares of restricted stock to Mr. Filandro. These restricted shares, which were fully vested on the date of grant, had a fair value of $12,526. The total fair value of $12,526 was expensed and is included in the results of operations for the nine months ended November 1, 2003.

L.    SUBSEQUENT EVENT

      LPI and CMRG are planning a distribution and separation of LPI as a stand alone company. In connection with this transaction, LPI and CMRG will enter into the following additional agreements set forth below.

Loan and Security Agreement

      Prior to and effective upon consummation of the distribution, LPI and CMRG will enter into a loan and security agreement, which will provide for the repayment of advances by CMRG through the date of distribution, together with accrued interest, owed to CMRG by LPI and will provide for the extension from CMRG to LPI of a $500,000 revolving credit facility for working capital. As of November 1, 2003, such advances totaled $4.2 million and are expected to be as much as $5.0 million upon the consummation of the distribution.

      The loan agreement provides for a maturity of twenty four months from the distribution date and contemplates interest payments at a rate of 5% per year for the first 12 months after the distribution and 12% per year thereafter or 18% during the continuance of an Event of Default by PLI, payable quarterly. LPI may voluntarily prepay at any time without penalty. LPI will be required to make principal prepayments to the extent of amounts realized by LPI in any sale or encumbrance of LPI's assets (other than in the ordinary course of business), from the net proceeds of any sales of LPI's equity securities exceeding $1.5 million (including in any rights offering) and to the extent of any excess cash flow as defined in the loan agreement. CMRG will hold a security interest in all of LPI's assets and LPI's subsidiary, Securex LLC, will guarantee LPI's obligations thereunder and pledge its assets to secure its guarantee obligations. The loan agreement restricts LPI from incurring indebtedness other than obligations LPI owes to CMRG, indebtedness existing on the date the loan agreement is entered into, certain accounts payable to trade creditors and other indebtedness not to exceed $1 million. It is an event of default under the loan agreement if LPI's net book value falls below a deficit of $3.5 million or, beginning in LPI's fourth fiscal quarter of fiscal 2005, if EBITDA (as defined in the loan agreement) does not exceed zero on a rolling four quarter average basis.

Tax Sharing Agreement

      Prior to and effective upon consummation of the distribution, CMRG and LPI will enter into a tax sharing agreement that will provide for, among other things, the allocation of federal, state and local tax liabilities for periods prior to and including the date the distribution is completed. Through such date, LPI

                              LP INNOVATIONS, INC.
                   Notes to Consolidated Financial Statements
                                February 1, 2003


will be included in the consolidated federal income tax returns of CMRG and, in certain states, the state tax returns of CMRG. In general, the tax sharing agreement will provide that LPI will be liable for taxes related to LPI for all periods prior to consummation of the distribution. In addition, LPI will not be entitled to any refunds related to LPI for periods prior to consummation of the distribution.

      Though valid as between CMRG and LPI, the tax sharing agreement will not be binding on the Internal Revenue Service and does not affect the several liability of CMRG and LPI for all federal income taxes of the consolidated group required to be shown on the consolidated federal income tax return. As of the date of this filing, neither LPI nor CMRG has been notified of any unpaid and/or outstanding tax liabilities.


Financial Statement Schedules

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              LP Innovations, Inc.

                                February 1, 2003

----------------------------------------------------------------------------------------------------------------------------
             COL. A                              COL. B                  COL. C                      COL. D.       COL. E
----------------------------------------------------------------------------------------------------------------------------
                                                                        Additions
                                                                --------------------------------
                                                Balance at      Charged to         Charged                         Balance
                                                Beginning       Costs and          to Other        Deductions--    at End
                 Description                    of Period        Expenses      Accounts--Describe  Describe (1)  of Period
---------------------------------------------------------------------------------------------------------------------------

Year Ended February 1, 2003:
       Allowance for doubtful accounts        $    700,000     $     363,854     $      --        $    828,025     $235,829
                                              ============     =============     ===========      ============     ========

Year Ended February 2, 2002:
       Allowance for doubtful accounts        $       --       $     700,000     $      --        $       --       $700,000
                                              ============     =============     ===========      ============     ========

Year Ended February 3, 2001:
       Allowance for doubtful accounts        $       --       $        --       $      --        $       --       $   --
                                              ============     =============     ===========      ============     ========


(1) On May 14, 2002 CMRG acquired substantially all of the assets of Casual Male Corp. and certain of its subsidiaries pursuant to a bankruptcy court ordered auction. For the year ended February 1, 2003, the Company eliminated as part of purchase accounting certain accounts receivables and the related allowance that were not included in the asset purchase transaction.

                              LP INNOVATIONS, INC.
              II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

                                INDEX TO EXHIBITS



  Exhibit No.                  Description
  ----------                   -----------

    3.1      Articles of Incorporation of LP Innovations, Inc.
    3.2      Bylaws of LP Innovations, Inc.
    4.1      Form of LP Innovations, Inc. Common Stock Certificate
    10.1     Form of LP Innovations, Inc. 2003 Stock Incentive Plan
    10.2 Form of Loan and Security Agreement by and among Casual Male Retail Group, Inc. LP Innovations, Inc. and Securex LLC
    10.3 Form of Tax Sharing Agreement between Casual Male Retail Group, Inc. and LP Innovations, Inc.
    10.4     Sublease between LP Innovations, Inc. and Casual Male Retail
             Group, Inc.
    10.5     Employment Agreement between LP Innovations, Inc. and Steven P.
             May
    10.6     Employment Agreement between LP Innovations, Inc. and Craig
             Matsumoto
    10.7     Employment Agreement between LP Innovations, Inc. and Douglas A.
             Laue
    10.8 Restricted Stock Grant Agreement between LP Innovations, Inc. and Douglas A. Laue
    10.9 Restricted Stock Grant Agreement between LP Innovations, Inc. and Craig Matsumoto
   10.10 Restricted Stock Grant Agreement between LP Innovations, Inc. and Steven P. May
   10.11 Loss Prevention Service Agreement between LP Innovations, Inc. and Casual Male Retail Group, Inc.
    21.1     List of Subsidiaries
    99.1     Information Statement (filed as part of the Form 10)
    99.2     Important Tax Information, Substitute Form W-9 and Guidelines
    99.3     Consents of Director Nominees

                                   SIGNATURES

      Pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934, the registrant has duly caused this the registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Needham, Commonwealth of Massachusetts, on this 23rd day of February, 2004.

                                    LP INNOVATIONS, INC.

                                    (Registrant)


                                    By: /s/ Douglas A. Laue
                                       ---------------------------------
                                    Name:  Douglas A. Laue
                                    Title: Chief Financial Officer

                                INDEX TO EXHIBITS


  Exhibit No.                    Description
  -----------                    -----------

    3.1      Articles of Incorporation of LP Innovations, Inc.
    3.2      Bylaws of LP Innovations, Inc.
    4.1      Form of LP Innovations, Inc. Common Stock Certificate
    10.1     Form of LP Innovations, Inc. 2003 Stock Incentive Plan
    10.2 Form of Loan and Security Agreement by and among Casual Male Retail Group, Inc. LP Innovations, Inc. and Securex LLC
    10.3 Form of Tax Sharing Agreement between Casual Male Retail Group, Inc. and LP Innovations, Inc.
    10.4     Sublease between LP Innovations, Inc. and Casual Male Retail
             Group, Inc.
    10.5     Employment Agreement between LP Innovations, Inc. and Steven P.
             May
    10.6     Employment Agreement between LP Innovations, Inc. and Craig
             Matsumoto
    10.7     Employment Agreement between LP Innovations, Inc. and Douglas A.
             Laue
    10.8 Restricted Stock Grant Agreement between LP Innovations, Inc. and Douglas A. Laue
    10.9 Restricted Stock Grant Agreement between LP Innovations, Inc. and Craig Matsumoto
   10.10 Restricted Stock Grant Agreement between LP Innovations, Inc. and Steven P. May
   10.11 Loss Prevention Service Agreement between LP Innovations, Inc. and Casual Male Retail Group, Inc.
    21.1     List of Subsidiaries
    99.1     Information Statement (filed as part of the Form 10)
    99.2     Important Tax Information, Substitute Form W-9 and Guidelines
    99.3     Consents of Director Nominees